      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 1998

                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                               USA NETWORKS, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          4833                         59-2712887
   (State of incorporation)      (Primary Standard Industrial          (I.R.S. Employer
                                  Classification Code Number)         Identification No.)

                              152 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 314-7300
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             ---------------------
                              THOMAS J. KUHN, ESQ.
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                               USA NETWORKS, INC.
                              152 WEST 57TH STREET
                               NEW YORK, NY 10019
                                 (212) 314-7300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:
                             PAMELA S. SEYMON, ESQ.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                               New York, NY 10019
                                 (212) 403-1000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                         PROPOSED MAXIMUM       PROPOSED MAXIMUM       AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE         OFFERING PRICE           AGGREGATE          REGISTRATION
        TO BE REGISTERED             REGISTERED(1)          PER SHARE          OFFERING PRICE(2)       FEE(1)(3)
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per
  share.........................      20,424,990               N/A                $478,427,282          $141,136
====================================================================================================================

(1) This Registration Statement relates to securities of the Registrant issuable to holders of Common Stock of Ticketmaster Group, Inc., an Illinois corporation, in the proposed merger of a wholly owned subsidiary of the Registrant with and into Ticketmaster Group, Inc. and is based on 18,139,423 shares of Ticketmaster Group, Inc. Common Stock outstanding (including vested options and other securities exchangeable for shares of Ticketmaster Common Stock and excluding shares of Ticketmaster Common Stock owned by the Registrant) on May 12, 1998.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended, on the basis of the market value of Ticketmaster Group, Inc. Common Stock to be received by the Registrant in the proposed merger, calculated in accordance with Rule 457(c) on the basis of the average of the high and low prices reported for such securities by The Nasdaq Stock Market on May 18, 1998.

(3) Pursuant to Rule 457(b) under the Securities Act, $94,582 of the registration fee was paid on May 1, 1998 in connection with the filing of the preliminary proxy materials.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                             [TICKET MASTER LOGO]

                                  May 19, 1998

Dear Shareholder:

     The Boards of Directors of Ticketmaster Group, Inc. and USA Networks, Inc. have, by the unanimous vote of all directors voting, approved a merger agreement that would result in Ticketmaster becoming a wholly owned subsidiary of USA Networks. In the merger, each share of Ticketmaster common stock would be converted into 1.126 shares of USA Networks common stock. We believe this transaction will enhance shareholder value by providing Ticketmaster shareholders, through a tax-free transaction, with a significant premium for their shares of Ticketmaster as well as the opportunity to participate in the growth and future value of USA Networks, which is engaged in diversified media and electronic commerce businesses.

     Before we can go ahead with the transaction, the holders of a majority of our outstanding shares of common stock must vote in favor of the merger and the related merger agreement. USA Networks currently owns approximately 47% of the outstanding shares of common stock and has agreed to vote such shares in favor of the proposed merger.

     We have scheduled the Annual Meeting of Shareholders of Ticketmaster for this vote as well as to vote on proposals which are customary for an annual meeting of shareholders. The Annual Meeting will be held:

                             Tuesday, June 23, 1998
                            10:00 a.m. (local time)
                   Park Hyatt Hotel, 2151 Avenue of the Stars
                         Century City, California 90067

     This Proxy Statement/Prospectus provides detailed information about the proposed merger and the Annual Meeting matters on which you are being asked to vote.

     Your Board of Directors has carefully considered the terms and conditions of the proposed merger, and, based in part on the recommendation of a special committee of independent directors of the Ticketmaster Board, believes that the merger is in the best interests of Ticketmaster and its shareholders. ACCORDINGLY, YOUR BOARD OF DIRECTORS, BY THE UNANIMOUS VOTE OF ALL DIRECTORS VOTING, RECOMMENDS THAT YOU APPROVE THE MERGER.

     YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you attend the Annual Meeting, you may vote in person if you wish, even though you have previously returned your proxy card.

                                            Sincerely,

                                            /s/ Fredric D. Rosen

                                            Fredric D. Rosen
                                            President and Chief Executive
                                            Officer

--------------------------------------------------------------------------------

      Neither the Securities and Exchange Commission nor any state securities regulator has approved the shares of USA Networks Common Stock to be issued under this Proxy Statement/Prospectus, or determined if this Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

             This Proxy Statement/Prospectus is dated May 19, 1998, and was first mailed to shareholders on May 21, 1998.

                            TICKETMASTER GROUP, INC.
                             8800 SUNSET BOULEVARD
                        WEST HOLLYWOOD, CALIFORNIA 90069

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                      TO BE HELD ON TUESDAY, JUNE 23, 1998

TO THE SHAREHOLDERS OF TICKETMASTER GROUP, INC.:

     The Annual Meeting of Shareholders of Ticketmaster Group, Inc., an Illinois corporation, will be held on Tuesday, June 23, 1998 at 10:00 a.m., local time, at the Park Hyatt Hotel located at 2151 Avenue of the Stars, Century City, California 90067 for the following purposes:

        (1) To vote on a proposal to approve an Agreement and Plan of Merger, dated as of March 20, 1998, among USA Networks, Inc., Brick Acquisition Corp. and Ticketmaster, pursuant to which Ticketmaster would become a wholly owned subsidiary of USA Networks;

        (2) To elect nine directors to serve as directors of Ticketmaster until the next annual meeting of shareholders and until their successors are duly elected, or until completion of the proposed merger, whichever occurs earlier;

        (3) To ratify the appointment of Ernst & Young LLP as Ticketmaster's independent auditors for the fiscal year ending January 31, 1999; and

        (4) To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

     The foregoing items of business are more fully described in the Proxy Statement/Prospectus accompanying this Notice.

     Holders of Ticketmaster Common Stock who do not vote in favor of the merger and who follow the procedures required by the Illinois Business Corporation Act will have the right to dissent from the merger and to demand and obtain payment of the "fair value" of their shares. Please see the section of the attached Proxy Statement/Prospectus entitled "The Merger -- Description of the
Merger -- Dissenters' Rights" and the text of the applicable sections of the Illinois Business Corporation Act attached as Appendix C to the Proxy Statement/Prospectus.

     Only shareholders of record of Ticketmaster Common Stock at the close of business on May 12, 1998 are entitled to notice of, and will be entitled to vote at, the Annual Meeting or any adjournment or postponement thereof.

                                            By Order of the Board of Directors,

                                            /s/ Ned S. Goldstein

                                            Ned S. Goldstein
                                            Senior Vice President, Secretary
                                              and General Counsel

West Hollywood, California
May 19, 1998

         QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANNUAL MEETING

Q: WHY IS USAI ACQUIRING THE REMAINING SHARES OF TICKETMASTER COMMON STOCK IT DOES NOT ALREADY OWN?

A: USAi believes Ticketmaster's automated ticketing system will complement USAi's other electronic retailing businesses. USAi believes that this will create a broader mass distribution system for promoting USAi's various services and products and create opportunities to increase overall operating efficiency.

Q: PLEASE EXPLAIN WHAT I WILL RECEIVE IN THE MERGER.

A: If the merger is completed, each outstanding share of Ticketmaster common stock will be converted into the right to receive 1.126 shares of USAi common stock. USAi will not issue fractional shares of USAi common stock. Instead, each Ticketmaster shareholder will receive a check in the amount of the net proceeds from the sale of its fractional shares in the market.

Q: DOES MY VOTE MATTER?

A: Yes. Although USAi owns approximately 47% of the outstanding shares of Ticketmaster common stock and has agreed to vote such shares in favor of the merger, a majority of Ticketmaster's outstanding shares must vote in favor of the merger for it to be approved. Accordingly, please send in your signed proxy as soon as possible.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We expect the merger will close promptly after the annual meeting, late in the second quarter of 1998.

Q: AM I ENTITLED TO DISSENTERS' RIGHTS?

A: Yes. You will have the right under Illinois law to seek appraisal of the value of your Ticketmaster shares provided that you comply with Illinois law. For a more detailed description of your rights, see page 32.

Q: WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES TO TICKETMASTER SHAREHOLDERS OF THE MERGER?

A: The exchange of shares by Ticketmaster shareholders is intended to be tax-free to Ticketmaster shareholders for federal income tax purposes, except for taxes on cash received instead of a fractional share of USAi common stock. To review the federal income tax consequences in greater detail, see page 23. Each Ticketmaster shareholder should consult its own tax advisor as to its particular tax consequences.

Q: WHEN IS THE ANNUAL MEETING?

A: The meeting will take place on Tuesday, June 23, 1998.

Q: WHAT DO I NEED TO DO NOW?

A: Just mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the annual meeting. YOUR BOARD OF DIRECTORS, BY THE UNANIMOUS VOTE OF ALL DIRECTORS VOTING, RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER. YOUR BOARD OF DIRECTORS ALSO RECOMMENDS THAT YOU VOTE IN FAVOR OF EACH OF THE OTHER PROPOSALS BEING SUBMITTED TO YOU FOR APPROVAL.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A: Just send in a later-dated, signed proxy card to Ticketmaster's Secretary before the meeting or attend the meeting in person and vote.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, USAi will send you written instructions for exchanging your stock certificates.

Q: WHERE CAN I FIND MORE INFORMATION?

A: You may obtain more information from various sources, as set forth under "Additional Information -- Where You Can Find More Information." (Page 66)

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
  The Companies.............................................    1
  Background of the Merger..................................    1
  Recommendations to Shareholders...........................    1
  Interests of Certain Persons in the Merger................    1
  Risk Factors..............................................    1
  The Merger................................................    2
  Annual Meeting Proposals..................................    2
  Selected Historical Financial Data of USA Networks,
     Inc....................................................    4
  Selected Historical Financial Data of Ticketmaster Group,
     Inc....................................................    6
  Selected Pro Forma Combined Financial Data of USA
     Networks, Inc..........................................    8
  Certain Comparative Per Share Data and Share Prices.......    9
RISK FACTORS................................................   10
  Dependence on Certain Key Personnel.......................   10
  Controlling Shareholders..................................   10
  Integration of Operations; Management of Growth...........   11
  Competition...............................................   12
THE MERGER..................................................   12
  Background................................................   12
     Background of the Merger...............................   12
     USAi's Reasons for the Merger..........................   15
     Recommendation of the Special Committee and
      Ticketmaster Board....................................   16
     Opinion of Salomon Smith Barney........................   18
     Material Federal Income Tax Consequences...............   23
     Accounting Treatment of the Merger.....................   25
     Federal Securities Laws Consequences; Resale
      Restrictions..........................................   25
     Litigation.............................................   25
  Description of the Merger.................................   26
     General................................................   26
     The Merger Agreement...................................   26
     Cooperation, Non-Competition and Confidentiality
      Agreement.............................................   30
     Interests of Certain Persons in the Merger.............   31
     Dissenters' Rights.....................................   32
     Ownership Interest of Ticketmaster Shareholders After
      the Merger............................................   34
     Unaudited Pro Forma Combined Condensed Financial
      Statements............................................   35
     Comparative Market Price and Dividend Information......   43
     Description of USAi Capital Stock......................   44
     Stock Exchange Listing; Delisting and Deregistration of
      Ticketmaster Common Stock.............................   45
     Comparison of Rights of Shareholders of Ticketmaster
      and USAi..............................................   45
THE ANNUAL MEETING..........................................   51
  Business to Be Conducted at the Annual Meeting............   51
     Matters to Be Considered...............................   51
     Date, Time and Place of Meeting........................   51
     Record Date; Shares Outstanding and Entitled to Vote...   51
     Voting and Revocation of Proxies.......................   51
     Quorum; Vote Required..................................   52
     Solicitation of Proxies and Expenses...................   52

                                                              PAGE
                                                              ----
  Description of Proposals and Ticketmaster Board
     Recommendations........................................   52
     Merger Proposal........................................   52
     Election of Ticketmaster Directors.....................   53
     Ratification of Auditors Proposal......................   54
  Directors and Executive Officers of Ticketmaster..........   55
     Executive Officers.....................................   55
     Section 16(a) Beneficial Ownership Reporting
      Compliance............................................   56
     Board of Directors and Board Committees................   56
     Compensation of Directors..............................   56
     Compensation Committee Interlocks and Insider
      Participation.........................................   57
     Compensation of Executive Officers.....................   57
     Employment Agreements..................................   58
  Related Party Transactions................................   60
  Compensation Committee Report on Executive Compensation...   61
  Performance Graph.........................................   63
  Security Ownership of Certain Beneficial Owners and
     Management.............................................   64
ADDITIONAL INFORMATION......................................   66
  Cautionary Statement Concerning Forward-Looking
     Statements.............................................   66
  Shareholder Proposals.....................................   66
  Other Matters.............................................   66
  Where You Can Find More Information.......................   66
LEGAL MATTERS...............................................   68
EXPERTS.....................................................   68
INDEX OF DEFINED TERMS......................................   69
APPENDIX A  --   Agreement and Plan of Merger
APPENDIX B  --   Opinion of Salomon Smith Barney
APPENDIX C  --   Sections 11.65 and 11.70 of the Illinois Business
                 Corporation Act pertaining to dissenters' rights

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the transaction fully and for a more complete description of the legal terms of the transaction, you should read carefully this entire document and the documents to which we have referred you. See "Additional Information -- Where You Can Find More Information." (Page 66)

THE COMPANIES

USA NETWORKS, INC.
152 West 57th Street
New York, New York 10019
(212) 314-7300

     USAi, formerly known as HSN, Inc., is a holding company, the subsidiaries of which are engaged in diversified media and electronic commerce businesses. USAi, through its subsidiaries and entities in which its owns a controlling interest, engages in four principal areas of business: Home Shopping Network, Inc., which primarily engages in the electronic retailing business; Networks and television production, which operates the USA Network and Sci-Fi Channel cable networks and Studios USA, which produces and distributes television programming; USA Broadcasting, which owns and operates television stations; and Ticketmaster Group, Inc., which is the leading provider of automated ticketing services in the United States.

TICKETMASTER GROUP, INC.
8800 Sunset Boulevard
West Hollywood, California 90069
(310) 360-6000

     Ticketmaster is the leading provider of automated ticketing services in the world with over 3,750 domestic clients and over 550 foreign clients, including many of the foremost entertainment facilities and promoters and over 200 professional and semi-professional sports franchises. Ticketmaster has a comprehensive domestic distribution system in 44 states covering many of the major metropolitan areas in the U.S., as well as operations in seven foreign countries.

     For more information relating to USAi and Ticketmaster, you should review the documents referenced in "Additional Information -- Where You Can Find More Information" on page 66.

BACKGROUND OF THE MERGER (PAGE 12)

     After USAi proposed in October 1997 to acquire the remaining shares of Ticketmaster common stock that it did not already own, the Ticketmaster Board of Directors formed a special committee of independent directors to consider USAi's proposal. The special committee was also authorized to negotiate a different proposal with USAi, to negotiate, if appropriate, a merger agreement and to make recommendations to the Ticketmaster Board of Directors regarding a possible merger. In March 1998, after extensive negotiation with USAi, the special committee unanimously recommended to the Ticketmaster Board that it approve the merger agreement and the related transactions described in this Proxy Statement/Prospectus.

RECOMMENDATIONS TO SHAREHOLDERS

     Your Board of Directors, based in part on the unanimous recommendation of the special committee, believes the transaction is in your best interests and in Ticketmaster's best interests and recommends, by the unanimous vote of all directors voting, that you vote FOR the proposal related to the merger. The Ticketmaster Board also recommends that you vote FOR each of the other proposals being submitted to you.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (PAGE 31)

     The officers and directors of Ticketmaster may have interests in the merger that are different from, or in addition to, yours. We discuss these interests in this Proxy Statement/Prospectus.

RISK FACTORS (PAGE 10)

     In deciding how to vote with respect to the merger, Ticketmaster shareholders should consider the matters relating to an investment in USAi common stock described under the caption "Risk Factors," in addition to the other information described in this document.

THE MERGER

  MERGER AGREEMENT (PAGE 26)

     The Merger Agreement is the legal document that governs the merger. This agreement is attached as Appendix A to this Proxy Statement/ Prospectus. We encourage you to read it carefully.

  HOW THE MERGER WILL BE COMPLETED (PAGE 26)

     The merger will involve the following steps, all of which will take place at the effective time of the merger:

     - Brick Acquisition Corp., a wholly owned subsidiary of USAi, will merge with and into Ticketmaster. The separate corporate existence of Brick Acquisition will cease and Ticketmaster will be the surviving corporation and become a direct wholly owned subsidiary of USAi.

     - Each share of issued and outstanding Ticketmaster common stock (other than shares held by Ticketmaster shareholders who properly demand dissenters' rights), will automatically convert into the right to receive
       1.126 shares of USAi common stock. No fractional shares of USAi common stock will be issued. Instead, a cash payment of the net proceeds from the sale of such fractional shares will be made.

     Promptly after the effective time of the merger, USAi will send you written instructions for exchanging Ticketmaster stock certificates for USAi stock certificates.

  OPINION OF FINANCIAL ADVISOR (PAGE 18)

     In deciding to approve the merger, Ticketmaster's Board of Directors considered, among other things, advice from Salomon Smith Barney, the financial advisor to the special committee of the Ticketmaster Board. The special committee received an opinion from Salomon Smith Barney that, as of the date of its opinion, the exchange ratio was fair, from a financial point of view, to the holders of Ticketmaster common stock (other than USAi or any subsidiary of USAi). Salomon Smith Barney's opinion is attached as Appendix B to this Proxy Statement/Prospectus. We encourage you to read it carefully.

  COOPERATION, NON-COMPETITION AND CONFIDENTIALITY AGREEMENT (PAGE 30)
     USAi and Fredric D. Rosen, Chief Executive Officer of Ticketmaster, are parties to a Cooperation, Non-Competition and Confidentiality Agreement. Under the Agreement, Mr. Rosen has agreed not to compete with, or to solicit customers of, Ticketmaster after the expiration of his current employment agreement with Ticketmaster through January 31, 2001. The agreement also provides that Mr. Rosen will cooperate with Ticketmaster and USAi to provide for an orderly transition to a new Chief Executive Officer of Ticketmaster.

  MATERIAL FEDERAL INCOME TAX CONSEQUENCES (PAGE 23)

     The merger has been structured so that Ticketmaster shareholders will not recognize any gain or loss for federal income tax purposes in the merger (except for tax payable on cash received instead of fractional shares of USAi common stock).

  ACCOUNTING TREATMENT (PAGE 25)

     The merger will be accounted for as a purchase in accordance with generally accepted accounting principles.

  DISSENTERS' RIGHTS (PAGE 32)

     Under Illinois law, you have the right to seek appraisal of the value of your Ticketmaster shares, provided that you:

     - deliver to Ticketmaster, before the vote is taken at the Annual Meeting, a written demand for payment of your shares of Ticketmaster common stock;

     - do not vote in favor of the merger; and

     - otherwise comply with the provisions governing dissenters' rights under Illinois law.

     You should be aware that submitting a signed proxy card without indicating a vote with respect to the merger will be deemed a vote FOR the merger and a waiver of your dissenters' rights.

ANNUAL MEETING PROPOSALS

  PROPOSAL TO APPROVE THE MERGER (PAGE 52)

     At the Annual Meeting, Ticketmaster shareholders will be asked to approve the Merger Agreement which provides that Ticketmaster will become a wholly owned subsidiary of USAi. USAi currently owns approximately 47% of the outstanding shares of Ticketmaster common stock and has agreed to vote such shares in favor of the proposed merger. Accordingly, shareholder approval is virtually assured.

  ELECTION OF TICKETMASTER DIRECTORS (PAGE 53)

     At the Annual Meeting, Ticketmaster shareholders will be asked to elect the following nine director nominees to serve as directors of Ticketmaster until the next annual meeting of shareholders and until their successors are duly elected, or until completion of the merger, whichever occurs earlier: Paul G. Allen, Peter R. Barton, Barry Diller, Jonathan L. Dolgen, James G. Held, John A. Pritzker, Fredric D. Rosen, William D. Savoy and Terence M. Strom.

  PROPOSAL TO RATIFY AUDITORS (PAGE 54)

     We have appointed Ernst & Young LLP as our independent auditors for the fiscal year ending January 31, 1999. At the Annual Meeting, you will be asked to ratify this appointment.

  RECORD DATE; VOTE REQUIRED FOR TICKETMASTER SHAREHOLDER APPROVAL OF THE PROPOSALS (PAGE 51)

     Only holders of record of Ticketmaster common stock at the close of business on May 12, 1998 are entitled to notice of and to vote at the Annual Meeting. Ticketmaster common stock is entitled to one vote per share on each matter being submitted to a vote of shareholders at the Annual Meeting. Approval by the Ticketmaster shareholders of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Ticketmaster common stock. Approval by the Ticketmaster shareholders of the nominees for directors and the ratification of the appointment of Ticketmaster's independent auditors requires the affirmative vote of a majority of the Ticketmaster shares present in person or represented by proxy at the Annual Meeting.

            SELECTED HISTORICAL FINANCIAL DATA OF USA NETWORKS, INC.

     In the tables below, we provide you with selected historical financial data of USAi. We prepared this data using the consolidated financial statements of USAi. When you read this selected historical consolidated financial data, it is important that you read the footnotes set forth below the financial data. You should also read the historical financial statements and accompanying notes that USAi has included in its Annual Report on Form 10-K for the year ended December 31, 1997 and its Quarterly Report on Form 10-Q for the three months ended March 31, 1998 (you can obtain these reports by following the instructions we provide in this Proxy Statement/Prospectus under "Additional Information -- Where You Can Find More Information" on page 66).

     It is also important that you read the unaudited pro forma combined condensed financial information and accompanying notes that we have included in this Proxy Statement/Prospectus under "The Merger -- Description of the Merger -- Unaudited Pro Forma Combined Condensed Financial Statements" on page 35.

                                                           FOUR MONTHS                                THREE        THREE
                                   YEARS ENDED                ENDED             YEARS ENDED           MONTHS       MONTHS
                                    AUGUST 31,             DECEMBER 31,        DECEMBER 31,           ENDED        ENDED
                          ------------------------------   ------------   -----------------------   MARCH 31,    MARCH 31,
                            1993       1994       1995         1995        1996(1)      1997(2)        1997       1998(3)
                          --------   --------   --------   ------------   ----------   ----------   ----------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA:
Net revenues............  $ 46,136   $ 46,563   $ 47,918     $ 15,980     $   75,172   $1,261,749   $  279,551   $  523,111
Earnings (loss) before
  cumulative effect of
  change in accounting
  principle(4)..........    (6,386)      (899)       115       (2,882)        (6,539)      13,061        3,770       33,931
Net earnings
  (loss)(5).............    (6,386)    (3,878)       115       (2,882)        (6,539)      13,061        3,770       33,931
Basic earnings (loss)
  per common share(6):
  Earnings (loss) before
    cumulative effect of
    change in accounting
    principle...........      (.36)      (.05)       .01         (.15)          (.30)         .12          .04          .28
  Net earnings (loss)...      (.36)      (.22)       .01         (.15)          (.30)         .12          .04          .28
Diluted earnings (loss)
  per common share(6):
  Earnings (loss) before
    cumulative effect of
    change in accounting
    principle...........      (.36)      (.05)       .01         (.15)          (.30)         .12          .04          .17
  Net earnings (loss)...      (.36)      (.22)       .01         (.15)          (.30)         .12          .04          .17
CONSOLIDATED BALANCE
  SHEET DATA:
Working capital
  (deficit).............  $  4,423   $  1,553   $  6,042     $  7,553     $  (24,444)  $   60,941   $    7,451   $   75,975
Total assets............   153,718    145,488    142,917      136,670      2,116,232    2,670,796    2,099,300    7,713,436
Long-term obligations...   128,210    114,525     97,937       95,980        271,430      448,346      269,071    1,862,909
Shareholders' equity....     6,396      2,614      9,278        7,471      1,158,749    1,447,354    1,164,451    1,892,358
Shares outstanding(6)...                                                                  111,886       92,638      134,236

                                                   (See notes on following page)

---------------

(1) The consolidated statement of operations includes the operations of Savoy Pictures Entertainment, Inc. and Home Shopping Network, Inc. since their acquisition by USAi on December 19, 1996 and December 20, 1996, respectively.

(2) The consolidated statement of operations includes Ticketmaster since the acquisition by USAi of its interest in Ticketmaster on July 17, 1997.

(3) The consolidated statement of operations includes the operations of USA Networks and Studios USA since the acquisition by USAi from Universal Studios, Inc. on February 12, 1998.

(4) In fiscal 1994, USAi adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The cumulative effect of the accounting change resulted in a charge of approximately $3.0 million. Prior years' financial statements were not restated.

(5) In fiscal 1993, the USA Stations were charged interest expense on the note payable to HSN Capital Corporation (presently HSN Capital LLC), a wholly owned subsidiary of Home Shopping Network, Inc., at a rate of 9.5% per annum. In fiscal 1994, USAi paid interest to HSN Capital Corporation until August 1, 1994 when USAi repaid the long-term obligation to HSN Capital Corporation.

(6) Earnings (loss) per common share data and shares outstanding reflect the impact of two-for-one Common Stock and Class B Common Stock splits approved by USAi on February 20, 1998, for shareholders of record on March 12, 1998, and paid on March 26, 1998.

         SELECTED HISTORICAL FINANCIAL DATA OF TICKETMASTER GROUP, INC.

     In the table below, we provide you with selected historical financial data of Ticketmaster. We prepared this data using the consolidated financial statements of Ticketmaster. When you read this selected historical consolidated financial data, it is important that you read the footnotes set forth below the financial data. You should also read the historical financial statements and accompanying notes that Ticketmaster has included in its Annual Report on Form 10-K for the year ended January 31, 1998 (you can obtain this report by following the instructions we provide in this Proxy Statement/Prospectus under "Additional Information -- Where You Can Find More Information" on page 66).

     It is also important that you read the unaudited pro forma combined condensed financial information and accompanying notes that we have included in this Proxy Statement/Prospectus under "The Merger -- Description of the
Merger -- Unaudited Pro Forma Combined Condensed Financial Statements" on page
35.

     As used in the table and footnotes below, references to the Managed Businesses include Ticketmaster's wholly and majority owned subsidiaries (Consolidated Businesses) together with Ticketmaster's interest in those unconsolidated joint ventures in which it acts as managing partner (Unconsolidated Businesses).

                                                                                                                PRO FORMA(1)
                                                                                                                ------------
                                                                                                                FISCAL YEAR
                                                                  YEARS ENDED JANUARY 31,                          ENDED
                                               --------------------------------------------------------------   JANUARY 31,
                                                  1994         1995         1996         1997         1998          1998
                                               ----------   ----------   ----------   ----------   ----------   ------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Consolidated Businesses:
  Revenue....................................  $  146,640   $  182,950   $  161,250   $  230,961   $  340,980    $  361,697
  Operating income...........................       7,763        4,045        2,710       13,663       29,525        32,140
  Net income (loss)..........................          40       (6,678)      (8,095)       1,792        8,147         9,582
  Basic earnings (loss) per share............  $      .01   $     (.44)  $     (.53)  $      .10   $      .32    $      .37
  Diluted earnings (loss) per share..........         .01         (.44)        (.53)         .10          .31           .36
Unconsolidated Businesses:
  Revenue....................................  $   41,812   $   69,269   $   80,053   $   67,541   $   35,511    $   20,587
  Operating income...........................       3,845        4,712        8,690        9,398        4,247           929
  Pretax income..............................       3,738        3,632        7,443        8,859        4,648           531
  Ticketmaster's share of net income
    (loss)...................................       1,577        1,360        1,458        3,605        1,240          (302)
SUPPLEMENTAL INFORMATION:
Number of tickets sold:
  Consolidated Businesses....................      38,655       42,458       37,619       45,530       61,890        66,397
  Unconsolidated Businesses..................      12,194       13,156       15,497       14,491        8,297         4,396
                                               ----------   ----------   ----------   ----------   ----------    ----------
  Managed Businesses.........................      50,849       55,614       53,116       60,021       70,187        70,793
                                               ==========   ==========   ==========   ==========   ==========    ==========
Gross dollar value of ticket sales:
  Consolidated Businesses....................  $1,001,098   $1,308,310   $1,116,660   $1,370,709   $2,055,702    $2,196,499
  Unconsolidated Businesses..................     282,274      345,491      414,918      409,646      234,465       122,035
                                               ----------   ----------   ----------   ----------   ----------    ----------
  Managed Businesses.........................  $1,283,372   $1,653,801   $1,531,578   $1,780,355   $2,290,167    $2,318,534
                                               ==========   ==========   ==========   ==========   ==========    ==========
Total revenues:
  Consolidated Businesses....................  $  146,640   $  182,950   $  161,250   $  230,961   $  340,980    $  361,697
  Unconsolidated Businesses..................      41,812       69,269       80,053       67,541       35,511        20,587
                                               ----------   ----------   ----------   ----------   ----------    ----------
  Managed Businesses.........................  $  188,452   $  252,219   $  241,303   $  298,502   $  376,491    $  382,284
                                               ==========   ==========   ==========   ==========   ==========    ==========
EBITDA(2):
  Consolidated Businesses....................  $   15,585   $   15,986   $   10,577   $   22,602   $   52,581    $   58,832
  Unconsolidated Businesses..................       8,671        9,774       13,091       13,426        6,910         2,247
                                               ----------   ----------   ----------   ----------   ----------    ----------
  Managed Businesses.........................  $   24,256   $   25,760   $   23,668   $   36,028   $   59,491    $   61,079
                                               ==========   ==========   ==========   ==========   ==========    ==========
Attributable EBITDA(3).......................  $   18,235   $   19,503   $   15,222   $   28,299   $   55,310    $   58,329
Net cash provided by (used in) operating
  activities:
  Consolidated Businesses....................  $   14,571   $   12,309   $   (3,068)  $   15,585   $   34,147    $   39,193
  Unconsolidated Businesses..................       6,439       15,761       17,658       11,806       13,158         7,745
                                               ----------   ----------   ----------   ----------   ----------    ----------
  Managed Businesses.........................  $   21,010   $   28,070   $   14,590   $   27,391   $   47,305    $   46,938
                                               ==========   ==========   ==========   ==========   ==========    ==========
Net cash provided by (used in) investing
  activities:
  Consolidated Businesses....................  $   (6,250)  $  (14,553)  $   (9,452)  $  (43,752)  $  (52,627)   $  (51,443)
  Unconsolidated Businesses..................      (4,654)      (1,772)      (6,508)      (4,775)      (9,948)       (3,900)
                                               ----------   ----------   ----------   ----------   ----------    ----------
  Managed Businesses.........................  $  (10,904)  $  (16,325)  $  (15,960)  $  (48,527)  $  (62,575)   $  (55,343)
                                               ==========   ==========   ==========   ==========   ==========    ==========

                                                   (See notes on following page)

                                                                                                                PRO FORMA(1)
                                                                                                                ------------
                                                                                                                FISCAL YEAR
                                                                  YEARS ENDED JANUARY 31,                          ENDED
                                               --------------------------------------------------------------   JANUARY 31,
                                                  1994         1995         1996         1997         1998          1998
                                               ----------   ----------   ----------   ----------   ----------   ------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net cash provided by (used in) financing
  activities:
  Consolidated Businesses....................  $   (2,732)  $   15,086   $    7,772   $   55,096   $   35,920    $   36,555
  Unconsolidated Businesses..................      (5,406)      (9,133)      (5,011)      (4,810)      (1,373)       (2,008)
                                               ----------   ----------   ----------   ----------   ----------    ----------
  Managed Businesses.........................  $   (8,138)  $    5,953   $    2,761   $   50,286   $   34,547    $   34,547
                                               ==========   ==========   ==========   ==========   ==========    ==========
Shares outstanding...........................                                                          26,157        26,157

---------------

(1) The pro forma financial information has been prepared to illustrate the effects of Ticketmaster's acquired interests in Ticketmaster operating entities from certain joint venture partners, minority shareholders and licensee as if they had been acquired on February 1, 1997, including certain pro forma adjustments.

(2) Defined as revenue less operating costs before interest, taxes, depreciation and amortization. Managed Business EBITDA does not represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered to be an alternative to net income as an indicator of operating performance or to cash flows from operations as a measure of liquidity. Ticketmaster's management believes that an EBITDA presentation is an important factor in evaluating the amount of cash available for repayment of debt, future investments and dividends and in determining cash available for future distributions.

(3) Defined as Ticketmaster's pro rata share in the results of its Consolidated Businesses and Unconsolidated Businesses' revenue less operating costs before interest, taxes, depreciation and amortization. EBITDA does not represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered to be an alternative to net income as an indicator of operating performance or to cash flows from operations as a measure of liquidity. Ticketmaster's management believes that an EBITDA presentation is an important factor in evaluating the amount of cash available for repayment of debt, future investments and dividends and in determining cash available for future distributions.

        SELECTED PRO FORMA COMBINED FINANCIAL DATA OF USA NETWORKS, INC.
                     (in thousands, except per share data)
                                  (unaudited)

     In the table below, we attempt to illustrate the financial results that might have occurred if the merger had been completed previously. Presented is combined statement of operations information for USAi for the year ended December 31, 1997 and for the three months ended March 31, 1998 as if the merger and the acquisition of USA Networks and Studios USA from Universal Studios, Inc. had been completed on January 1, 1997 and 1998, respectively. Also presented is combined balance sheet information for USAi as of March 31, 1998 as if the merger had been completed on March 31, 1998.

     It is important to remember that this information is hypothetical, and does not necessarily reflect the financial performance that would have actually resulted if the merger had been completed on those dates. It is important to remember that this information does not necessarily reflect future financial performance if the merger actually occurs.

     Please see "The Merger -- Description of the Merger -- Unaudited Pro Forma Combined Condensed Financial Statements" on page 35 of this Proxy
Statement/Prospectus for a more detailed explanation of this analysis.

                                                                                    THREE MONTHS
                 SUMMARY PRO FORMA COMBINED                       YEAR ENDED           ENDED
                STATEMENT OF OPERATIONS DATA                   DECEMBER 31, 1997   MARCH 31, 1998
                ----------------------------                   -----------------   --------------
Net revenues................................................      $2,574,672         $  680,475
Operating income............................................         205,904             59,692
Net income (loss)...........................................         (16,054)            34,607
Basic earnings per share....................................           (0.11)              0.24
Diluted earnings per share..................................           (0.11)              0.12

                 SUMMARY PRO FORMA COMBINED
                     BALANCE SHEET DATA
                 --------------------------
Working capital.............................................                         $   73,975
Total assets................................................                          8,155,334
Long-term obligations.......................................                          1,656,909
Minority interest...........................................                          2,433,703
Shareholders' equity........................................                          2,357,835
Shares outstanding(1).......................................                            150,277

---------------
(1) Pro forma shares outstanding for USAi at March 31, 1998 include the historical shares outstanding of USAi and 16,040,852 shares to be issued to Ticketmaster shareholders (other than USAi) in connection with the Merger (excluding shares issuable upon exercise of Ticketmaster options and shares issuable upon exercise of Universal's and Liberty's preemptive rights).

              CERTAIN COMPARATIVE PER SHARE DATA AND SHARE PRICES

COMPARATIVE PER SHARE DATA

     In the table below, we provide you with certain historical and pro forma per share financial information as of and for the three months ended March 31, 1998 and for the year ended December 31, 1997. Ticketmaster historical data is as of and for the 12-month period ended January 31, 1998. We prepared the USAi pro forma combined amounts based on the purchase method of accounting and a preliminary allocation of the purchase price.

     It is important that when you read this information, you read along with it USAi's and Ticketmaster's historical financial statements (and related notes) included in the documents described on page 66 of this Proxy Statement/ Prospectus under "Where You Can Find More Information." It is also important that you read the Unaudited Pro Forma Combined Condensed Financial Statements and accompanying discussion and Notes that we have included in this Proxy Statement/Prospectus on page 35 under "The Merger -- Description of the Merger -- Unaudited Pro Forma Combined Condensed Financial Statements." You should not rely on the pro forma financial information as an indication of the results that would have been achieved if the merger had taken place earlier or of the results of USAi after the merger.

                                                             USAI                    TICKETMASTER
                                                   -------------------------   -------------------------
                                                                                             EQUIVALENT
                                                   HISTORICAL   PRO FORMA(1)   HISTORICAL   PRO FORMA(2)
                                                   ----------   ------------   ----------   ------------
Book value per share --
Common Stock and Class B Common Stock:
  March 31, 1998.................................    $14.10        $15.69           --         $17.67
  December 31, 1997..............................     12.94            --        $1.87             --
Basic earnings (loss) per share --
Common Stock and Class B Common Stock:
  For the quarter ended March 31, 1998...........      0.28          0.23           --           0.26
  For the year ended December 31, 1997...........      0.12         (0.11)        0.32          (0.12)
Diluted earnings (loss) per share --
Common Stock and Class B Common Stock:
  For the quarter ended March 31, 1998...........      0.17          0.12           --           0.14
  For the year ended December 31, 1997...........      0.12         (0.11)        0.31          (0.12)

---------------
(1) Pro forma information gives effect to the merger and the acquisition of USA Networks and Studios USA as of and for the period beginning on the dates indicated.

(2) The equivalent pro forma per share data for Ticketmaster is computed by multiplying USAi's pro forma per share information by the exchange ratio of 1.126.

COMPARATIVE SHARE PRICES

     The table below provides historical closing prices per share of USAi common stock and Ticketmaster common stock on The Nasdaq Stock Market on October 22, 1997, the last full trading day prior to the public announcement of USAi's initial proposal with respect to a merger proposal, on March 9, 1998, the last full trading day prior to the public announcement of an agreement in principle concerning the economic terms of the proposed merger, and on May 18, 1998, the last practicable trading day before the printing of this Proxy Statement/ Prospectus. The table also sets forth the equivalent per share prices for Ticketmaster common stock based on the USAi common stock prices as of such dates. Ticketmaster shareholders are urged to obtain current market quotations prior to making any decisions with respect to the merger.

                                                                HISTORICAL
                                                       ----------------------------     TICKETMASTER
                                                           USAI        TICKETMASTER    EQUIVALENT PER
                                                       COMMON STOCK    COMMON STOCK    SHARE PRICE(1)
                                                       ------------    ------------    --------------
October 22, 1997.....................................     $23.50          $25.00           $26.46
March 9, 1998........................................      26.38           26.38            29.70
May 18, 1998.........................................      24.00           26.50            27.02

---------------
(1) The equivalent per share price for Ticketmaster is computed by multiplying the closing sale price per share of USAi common stock on such date by the exchange ratio of 1.126. Based on USAi's initial proposal in October 1997 with an exchange ratio of 1.012, the Ticketmaster equivalent per share price based on the USAi common stock price as of October 22, 1997 was $23.78.

                                  RISK FACTORS

     Before voting on the merger (the "Merger") of Brick Acquisition Corp. ("Sub"), a wholly owned subsidiary of USA Networks, Inc. ("USAi"), with and into Ticketmaster Group, Inc. ("Ticketmaster"), each Ticketmaster shareholder should carefully consider and evaluate the following factors, among others.

     As used in this proxy statement/prospectus ("Proxy Statement/Prospectus"), references to USAi include USA Networks, Inc., its predecessors and its subsidiaries, and references to Ticketmaster include Ticketmaster Group, Inc., its predecessors and its subsidiaries. References to USAi's fiscal year refer to the 12-month period ending on December 31 of each year, and references to Ticketmaster's fiscal year refer to the 12-month period ending on January 31 of each year (e.g., "fiscal 1998" means Ticketmaster's fiscal year ended January 31, 1998).

     All per share information contained in this Proxy Statement/Prospectus regarding common stock, par value $.01 per share, of USAi ("USAi Common Stock"), including exchange ratios involving USAi Common Stock, has been restated to reflect a two-for-one stock split of the USAi Common Stock paid on March 26, 1998 in the form of a dividend to shareholders of record as of the close of business on March 12, 1998 (the "Stock Split").

DEPENDENCE ON CERTAIN KEY PERSONNEL

     USAi is dependent upon the continued contributions of its senior corporate management, particularly Barry Diller, and certain key employees for its future success. Mr. Diller is the Chairman of the Board and Chief Executive Officer of USAi. Mr. Diller does not have an employment agreement with USAi and does not receive a salary from USAi, although he has been granted options to purchase a substantial number of shares of USAi Common Stock and the vesting of such options is to occur over the next several years, subject to acceleration in certain specified circumstances. Except in certain circumstances, such vesting is conditioned upon Mr. Diller remaining at USAi.

     If Mr. Diller no longer serves in his positions at USAi, the business of USAi, as well as the market price of USAi Common Stock, could be substantially adversely affected. In addition, under the terms of a governance agreement, dated as of October 19, 1997, among Universal Studios, Inc. ("Universal"), HSN, Inc. (now USAi), Mr. Diller and Liberty Media Corporation ("Liberty") (the "Governance Agreement"), if Mr. Diller no longer serves as Chief Executive Officer of USAi, then certain restrictions on Universal's conduct will be eliminated, and Universal's ability to increase its equity interest in USAi will be accelerated. Due to current regulatory restrictions of the Federal Communications Commission (the "FCC") on foreign ownership and on the ability of Liberty and Universal to exercise voting control over entities that hold broadcast licenses, in the event that Mr. Diller were no longer Chief Executive Officer of USAi, became disabled or otherwise no longer exercised control over USAi, USAi would be required either to divest itself of its broadcast licenses so that Universal and Liberty could exercise control over USAi or otherwise enter into arrangements relating to the control of USAi in compliance with FCC law. There can be no assurance that USAi will be able to retain the services of Mr. Diller or any other members of senior management or key employees of USAi.

CONTROLLING SHAREHOLDERS

     Mr. Diller, through entities he controls, currently beneficially owns or has the right to vote 100% of the shares of Class B common stock, par value $.01 per share, of USAi ("USAi Class B Common Stock") which is sufficient to control the outcome of any matter submitted to a vote or for the consent of USAi shareholders with respect to which holders of USAi Common Stock and USAi Class B Common Stock vote together as a single class. See "The Merger -- Description of Merger -- Description of USAi Capital Stock." As of May 12, 1998 (but without giving effect to the issuance of any USAi securities upon exercise of options held by Mr. Diller or upon exchange of shares of USANi LLC ("LLC") or Home Shopping Network, Inc. ("Home Shopping")), Mr. Diller owns or has the right to vote approximately 8% of the outstanding USAi Common Stock, 100% of the outstanding USAi Class B Common Stock and 77% of the outstanding total voting power of the USAi Common Stock and USAi Class B Common Stock. Mr. Diller, subject to the terms of a stockholders agreement, dated as of October 19, 1997, among Universal, Liberty, Mr. Diller, USAi and The Seagram Company Ltd. ("Seagram") (the "Stockholders Agreement"), effectively controls the outcome of all matters submitted to a vote or for the consent of USAi shareholders (other than with respect to the election by the holders of USAi Common Stock of 25% of the members of the Board of Directors of USAi (the "USAi Board") (rounded up to the nearest whole number) and certain matters as to which a separate class vote of the holders of USAi Common Stock is required under the Delaware General Corporation Law).

     Pursuant to the Stockholders Agreement, Mr. Diller, Universal and Liberty have agreed that USAi securities owned by any of Mr. Diller, Universal, Liberty and certain of their affiliates will not be voted in favor of the taking of any action with respect to certain fundamental changes relating to USAi, except with the consent of each of Mr. Diller, Universal and Liberty. Accordingly, in respect of such matters, each of Mr. Diller, Universal and Liberty has the ability to veto, in his or its sole discretion, the taking of any action with respect to these matters. In addition, there can be no assurance that Mr. Diller, Universal and Liberty will be able to agree in the future with respect to any such transaction or action, in which case USAi would not be able to engage in such transaction or take such action, provided that, under the terms of the Stockholders Agreement, if Mr. Diller and Universal agree to certain fundamental changes that Liberty does not agree to, subject to certain conditions, Universal will be entitled to purchase Liberty's entire USAi equity interest, and USAi would then be able to engage in such transaction or take such action.

     In addition to the specific requirements of the Stockholders Agreement, the existence of a controlling shareholder of USAi may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding USAi securities. A third party would be required to negotiate any such transaction with Mr. Diller, Universal and Liberty, and the interests of any one or more of such persons as shareholders may be different from the interests of other USAi shareholders.

     Upon Mr. Diller's permanent departure from USAi, USAi may change in various fundamental respects. For example, generally, Universal would be able to control LLC and also would have the ability to seek to cause a spinoff or other disposition of USAi's broadcast businesses, after which Universal could directly control USAi. In addition, Universal and Liberty have certain agreements relating to the management and governance of USAi, as well as the voting and disposition of their shares of USAi stock and the stock of the regulated businesses that are spun off (including preemptive rights). USAi has generally agreed to use its reasonable best efforts to implement the arrangements agreed to by Universal and Liberty. In the case of Universal or Liberty selecting the manager of LLC, these actions could, depending on the circumstances, result in deconsolidation for financial accounting purposes of the results of operations of LLC from those of USAi. These arrangements could have a material impact on the voting and other rights of USAi's public shareholders and could adversely affect the market price of USAi's Common Stock.

INTEGRATION OF OPERATIONS; MANAGEMENT OF GROWTH

     Following the Universal Transaction and upon consummation of the Merger, the integration of the operations of USAi's recently acquired businesses and of Ticketmaster and the consolidation of such operations in USAi will require the dedication of management resources, which will temporarily detract attention from the day-to-day businesses of the combined companies. The difficulties of assimilation may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. The process of combining the organizations may cause an interruption of, or a loss of momentum in, the activities of any or all of the companies' businesses, which could have an adverse effect on the revenues and operating results of the combined companies, at least in the near term. There can be no assurance that the combined entities will be able to retain key technical and management personnel or that the combined entities will realize any of the other anticipated benefits of the Universal Transaction or the Merger.

COMPETITION

     The markets for USAi's products and services are intensely and increasingly competitive. Certain competitors of USAi have greater financial, technical, marketing, sales and customer support resources than USAi. In addition to competitors in the electronic retailing industry, USAi must compete with store and catalogue retailers and its business, financial condition and results of operations can be adversely affected by changes in the general retailing industry. In addition, USAi expects that the environment of increased competition may place significant strain on the marketing, technological and financial resources of USAi. USAi also competes for distribution of its programming with other cable programmers, many of whom have substantially greater resources. There can be no assurance that USAi will compete successfully in the future.

                                   THE MERGER

BACKGROUND

BACKGROUND OF THE MERGER

     USAi regularly evaluates strategic opportunities, including business combinations with other companies, that could complement and strengthen its media and electronic commerce businesses. On July 17, 1997, USAi acquired approximately 47% of the shares of Ticketmaster common stock, no par value per share ("Ticketmaster Common Stock"), from Mr. Paul G. Allen in exchange for shares of USAi Common Stock. At that time, pursuant to the stock exchange agreement between Mr. Allen and USAi (the "Stock Exchange Agreement"), Mr. Barry Diller, the Chairman and Chief Executive Officer of USAi, and Mr. James G. Held, the President and Chief Executive Officer of Home Shopping, joined the Board of Directors of Ticketmaster (the "Ticketmaster Board"). In addition, Jonathan L. Dolgen and Peter R. Barton joined the Ticketmaster Board as outside directors. At about the same time, USAi elected to the USAi Board Mr. Allen, Mr. William D. Savoy and Mr. Fredric D. Rosen, each of whom was also a Ticketmaster director.

     At the time of USAi's acquisition of Mr. Allen's Ticketmaster Common Stock, USAi publicly disclosed that it had not reached any definite conclusion with respect to its future course of action regarding Ticketmaster and the Ticketmaster Common Stock beneficially owned by it, and that USAi would consider all of its options, including the possibility of proposing a merger between USAi and Ticketmaster.

     At a meeting of the Ticketmaster Board held on September 4, 1997, Mr. Diller advised the Ticketmaster Board that, as disclosed in USAi's report on
Schedule 13D, as filed with the Securities and Exchange Commission (the "SEC"), USAi was considering a number of alternatives regarding its investment in Ticketmaster, including whether to make a proposal to acquire the remaining equity securities of Ticketmaster. He requested the Ticketmaster Board to consider, and the Ticketmaster Board briefly discussed, the process to be followed should an offer be made by USAi.

     On October 20, 1997, Mr. Rosen resigned from the USAi Board.

     On October 23, 1997, USAi proposed to the Ticketmaster Board a tax-free stock merger transaction in which Ticketmaster shareholders would receive 1.012 shares of USAi Common Stock for each share of Ticketmaster Common Stock ($23.78 in USAi Common Stock per Ticketmaster share, at then-current market prices), subject to a collar which capped the consideration to be paid to Ticketmaster shareholders at $25.30 per share in USAi Common Stock and provided for an adjustment in the ratio at USAi Common Stock prices between $22 and $20 so that Ticketmaster shareholders would receive $22.264 per share in market value of USAi Common Stock if the price of USAi Common Stock was between those prices at closing (the "Initial Proposal"). Such proposal also included an alternative cash merger (which alternative was shortly thereafter withdrawn by USAi), which would not have been tax-free, at $25 per Ticketmaster share.

     At a meeting of the Ticketmaster Board held on October 30, 1997, Ticketmaster formed a special committee of the Ticketmaster Board (the "Special Committee"), consisting of Jonathan L. Dolgen and Peter R. Barton, to evaluate the Initial Proposal on behalf of the Ticketmaster shareholders other than USAi or any subsidiary of USAi (the "Public Shareholders"). The Ticketmaster Board also authorized the Special Committee to discuss with USAi and its representatives any modifications to the Initial Proposal as the Special Committee might determine to be desirable and to negotiate a definitive agreement with USAi on the basis of the Initial Proposal and any modifications, and to make a recommendation to the Ticketmaster Board with respect to an agreement, if one could be reached. In addition, the Special Committee was authorized to retain legal, financial and other advisors and selected Shearman & Sterling to be its legal advisor.

     On November 11, 1997, Mr. Barton resigned from the Special Committee and, at a meeting of the Ticketmaster Board held on November 26, 1997, Terence M. Strom, who had previously been a Ticketmaster director, was elected to be a director of Ticketmaster and was asked to serve as a member of the Special Committee. At that meeting, the Ticketmaster Board fixed the compensation for each member of the Special Committee at $15,000 per month, plus reimbursement for out-of-pocket expenses.

     During December 1997, the Special Committee and its legal advisor met with representatives of several investment banks, and the Special Committee selected Salomon Smith Barney to be its financial advisor.

     In early January 1998, the Special Committee met with its legal and financial advisors to review the financial terms of the Initial Proposal, including the effect of the collar, to discuss a preliminary timetable for a due diligence review of financial and legal information regarding Ticketmaster and USAi and for meetings with their respective managements, and to discuss various matters relating to a possible transaction, including the Special Committee's legal responsibilities and the pending shareholder litigation. Six purported class actions (the "Shareholder Litigation") were commenced shortly after the Initial Proposal was made, naming Ticketmaster, certain of its current and former directors and USAi as defendants. Those actions, brought by several Public Shareholders (the "Plaintiffs") as class actions on behalf of all Public Shareholders, alleged that the defendants breached their fiduciary duties to the Plaintiffs and the other Public Shareholders in connection with the Initial Proposal. See "-- Litigation."

     During January and February 1998, the Special Committee and representatives of its financial and legal advisors reviewed public and non-public information regarding Ticketmaster and USAi and certain of such persons held various meetings and discussions with members of senior management of Ticketmaster and USAi relating to the business and financial condition of Ticketmaster and USAi and their respective plans and prospects, including, in the case of USAi, with respect to the then pending Universal Transaction. During this period, the Special Committee and its advisors discussed the information that had been reviewed and the progress of their investigation on a regular basis. On February 12, 1998, USAi consummated the Universal Transaction.

     On February 26, 1998, the Special Committee met with its legal and financial advisors. The representatives of Salomon Smith Barney reviewed with the members of the Special Committee certain valuation analyses prepared by Salomon Smith Barney regarding each of USAi and Ticketmaster. The Committee and its advisors discussed possible alternatives to the Initial Proposal that would provide greater value to the Public Shareholders and strategies for negotiating with USAi to increase the value to be provided. At the end of the meeting, the Special Committee authorized Salomon Smith Barney to inform Allen & Company Incorporated ("Allen & Co."), financial advisor to USAi, that it believed that the Initial Proposal did not adequately value the Ticketmaster Common Stock and to discuss its valuation analyses with Allen & Co.

     During the last week of February and the first week of March, USAi and the Special Committee and their respective financial advisors held discussions in which they reviewed with each other their views regarding valuation and discussed a possible increase in the exchange ratio included in the Initial Proposal, as well as adjustments to or elimination of the collar contained in the Initial Proposal. The Special Committee also held periodic conference telephone calls with its advisors to review the discussions its members and advisors were having with representatives of USAi and its advisors, and to consider and develop strategies for negotiating with USAi to increase the consideration offered for the proposed merger.

     On March 5, 1998, USAi proposed a stock-for-stock merger at a fixed exchange ratio of 1.126 with no collar (the "Revised Proposal"). The Revised Proposal was subject to USAi receiving certain assurances regarding its ability to effect an orderly transition in the leadership of Ticketmaster and negotiation of satisfactory definitive documentation for the transaction.

     On March 9, 1998, as a condition to the willingness of USAi to enter into a transaction with Ticketmaster on the basis of the Revised Proposal, USAi and Mr. Rosen entered into a Cooperation, Non-Competition and Confidentiality Agreement (the "Cooperation Agreement"), pursuant to which Mr. Rosen agreed, among other things, to cooperate with Ticketmaster and USAi to provide an orderly transition in the leadership of Ticketmaster, including working with a designated successor to Mr. Rosen as Chief Executive Officer. These discussions and the related agreement resulted from the anticipated January 1999 expiration of Mr. Rosen's employment agreement with Ticketmaster, and USAi's request that Mr. Rosen agree to a smooth transition in the event of a merger between USAi and Ticketmaster and to reaffirm the noncompetition provisions in his Ticketmaster employment agreement.

     At a meeting of the Special Committee held on March 9, 1998, the Special Committee received a presentation regarding the financial terms of the Revised Proposal (including the proposed exchange ratio and the effect of the removal of the collar contained in the Initial Proposal) from Salomon Smith Barney and regarding the financial analyses of Ticketmaster and USAi previously reviewed with the Special Committee by Salomon Smith Barney. Salomon Smith Barney then delivered its oral opinion, subsequently confirmed in writing, that as of such date the exchange ratio in the Revised Proposal (the "Exchange Ratio") was fair, from a financial point of view, to the Public Shareholders. The Special Committee considered the economic terms of the Revised Proposal (which represented an 11% increase in the Exchange Ratio and which, based on the closing price for the USAi Common Stock on March 9, 1998, would have resulted in each share of Ticketmaster Common Stock held by the Public Shareholders being converted into USAi Common Stock with a market value of $29.70 per share) and unanimously determined that the proposed economic terms of a merger based on the Revised Proposal would be fair to and in the best interests of the Public Shareholders. The Special Committee also unanimously resolved to recommend to the Ticketmaster Board that the Board approve, subject to the Board's satisfaction with a definitive agreement, the proposed economic terms of a merger based on the Revised Proposal.

     Immediately following the meeting of the Special Committee held on March 9, 1998, a meeting of the Ticketmaster Board was held. At that meeting, at which all of the directors of Ticketmaster were present except Mr. Diller, the Ticketmaster Board received a presentation from Salomon Smith Barney regarding the financial terms of the Revised Proposal and regarding Salomon Smith Barney's financial analyses of Ticketmaster and USAi. The Special Committee then delivered its recommendation that the Ticketmaster Board approve, subject to the Board's satisfaction with a definitive agreement, the proposed economic terms of a merger based on the Revised Proposal. The Ticketmaster Board, by a unanimous vote of those directors who voted (with certain members of the Board abstaining because of their relationship with USAi), determined that a merger with the proposed economic terms based on the Revised Proposal would be fair to and in the best interests of the Company and its shareholders and approved, in principle, a merger with such proposed economic terms, and authorized the Special Committee to negotiate a definitive merger agreement between Ticketmaster and USAi based on such terms (the "Merger Agreement"), subject to the approval of such definitive Merger Agreement by the Ticketmaster Board. The proposed economic terms were also approved, in principle, by the "Disinterested Directors" of Ticketmaster (as that term is defined in Section 7.85 of the Illinois Business Corporation Act ("IBCA")) by the unanimous vote of such directors, subject to the approval of the definitive Merger Agreement by the Ticketmaster Board.

     On March 10, 1998, USAi issued a press release describing the agreement in principle between Ticketmaster and USAi with respect to the Revised Proposal.

     From March 10, 1998 through the date of the Merger Agreement, USAi and the Special Committee and their financial and legal advisors negotiated the terms of the definitive Merger Agreement providing for a merger that was intended to be tax-free for federal income tax purposes for the Ticketmaster shareholders.

     On March 13, 1998, the USAi Board met to consider the proposed agreement in principle and the terms of the draft Merger Agreement and to discuss a possible merger transaction. At that meeting, USAi's legal and financial advisors discussed the terms of the transaction. The USAi Board, by a unanimous vote of all directors present, approved the terms of the Merger and approved the Merger Agreement, subject to final negotiation of the definitive Merger Agreement with the Special Committee.

     USAi also held discussions with representatives of HG, Inc. ("HG"), a company that owns 2,544,526 shares of Ticketmaster Common Stock. USAi was advised by HG that it may be subject to different tax considerations than the other Ticketmaster shareholders, and these discussions attempted to address these differences in a manner that would not adversely affect the Public Shareholders or USAi. Such negotiations did not, however, result in a definitive agreement with HG, and were terminated on March 20, 1998. HG is controlled by trusts for the benefit of the Pritzker family, including Mr. John A. Pritzker, a member of the Ticketmaster Board.

     At a joint meeting of the Ticketmaster Board and the Special Committee held on March 20, 1998, representatives of Shearman & Sterling reviewed the principal terms and conditions of the Merger Agreement and representatives of Salomon Smith Barney confirmed that nothing had come to the attention of Salomon Smith Barney that would cause it to change the conclusion of the opinion it had given on March 9, 1998. The Special Committee unanimously determined (a) that the terms of the Merger are fair to, and in the best interests of, the Public Shareholders and (b) to recommend to the Public Shareholders that such shareholders vote to approve and adopt the Merger Agreement. The Special Committee then unanimously recommended to the Ticketmaster Board that the Ticketmaster Board approve and adopt the Merger Agreement and that the Ticketmaster Board recommend to the Ticketmaster shareholders that such shareholders vote to approve and adopt the Merger Agreement. At that meeting, at which all of the directors of Ticketmaster were present, except Messrs. Diller and Savoy, the Ticketmaster Board, based on the Special Committee's recommendation, by a unanimous vote of those directors who voted, approved and adopted the Merger Agreement, determined to recommend to the Ticketmaster shareholders that they vote to approve and adopt the Merger Agreement and determined that the terms of the Merger are fair to, and in the best interests of, Ticketmaster and its shareholders (with certain members of the Board abstaining because of their relationship with USAi). The Merger Agreement was also approved by the "Disinterested Directors" of Ticketmaster (as such term is defined in Section 7.85 of the IBCA) by the unanimous vote of such directors.

     On March 23, 1998, USAi and Ticketmaster issued a joint press release announcing execution of the Merger Agreement.

     Throughout the remainder of March and continuing through the date of this Proxy Statement/ Prospectus, USAi and Ticketmaster continued to exchange information and prepare for the anticipated consummation of the Merger.

USAi'S REASONS FOR THE MERGER

     In reaching its determination to approve the Merger Agreement, the Merger and related transactions, the USAi Board has identified the following potential benefits of the Merger that it believes will contribute to the success of the businesses of USAi, including Ticketmaster:

     - Enhancement of Electronic Retailing Businesses. USAi believes Ticketmaster's automated ticketing system will complement USAi's other electronic retailing businesses, creating a broader mass distribution system in which to promote USAi's various services and products and opportunities for increased operating efficiencies.

     - Role of Mr. Diller. The USAi Board believes that the roles of Mr. Diller as Chairman of the Board, Chief Executive Officer and controlling shareholder of USAi have been, and will continue to be, of substantial benefit to the evolving business strategies of USAi, including Ticketmaster.

     In the course of its deliberations, the USAi Board reviewed and considered with USAi's management a number of other factors relevant to the proposed Merger. In particular, the USAi Board considered, among other things:

     - USAi's position as the controlling shareholder of Ticketmaster, owning approximately 47% of the then total outstanding Ticketmaster Common Stock;

     - information concerning USAi's and Ticketmaster's respective prospects, financial performance, financial condition, assets and operations;

     - premiums to market price and multiples paid in other merger and acquisition transactions in market segments similar in nature and dynamic to that of Ticketmaster;

     - the expectation that the Merger would be accounted for as a purchase for financial reporting purposes and would be tax free to USAi for U.S. federal income tax purposes;

     - a review with USAi's special outside legal counsel of the terms of the Merger Agreement and related agreements, including the Cooperation Agreement pursuant to which Mr. Rosen agreed to cooperate with the smooth transition of the leadership of Ticketmaster and affirmed his con-competition agreement with Ticketmaster through January 2001;

     In connection with its deliberations concerning the proposed Merger, the USAi Board also considered a variety of specific financial factors, including the following: (i) the fact that in March 1998 USAi Common Stock was trading at the high end of its historical trading range; (ii) the expectation that Ticketmaster represents a complementary business and that the Merger may be viewed favorably by investors due to such complementary nature; (iii) the opportunities presented by the current securities market environment which support the ability to use USAi Common Stock as an attractive currency for the Merger; and (iv) the recognition that high-quality acquisition and merger opportunities are relatively limited in the live entertainment ticketing industry.

     The USAi Board also considered a variety of potentially negative factors in its deliberations concerning the Merger, including: (i) the risk that, despite the efforts of the combined companies, key technical and management personnel of Ticketmaster may not be retained; and (ii) the risk that other benefits sought to be obtained by the Merger may not be obtained.

     In view of the wide variety of factors, both positive and negative, considered by the USAi Board, the USAi Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the USAi Board may have given different weights to the various factors considered.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND TICKETMASTER BOARD

     THE SPECIAL COMMITTEE

     The Special Committee has determined that the terms of the Merger are fair to, and in the best interests of, the Public Shareholders. See "-- Background of the Merger." In reaching this determination, the Special Committee concluded that holding 1.126 shares of USAi Common Stock (after giving effect to the Merger) represented a more favorable investment opportunity than holding one share of Ticketmaster Common Stock, after taking into account the risks inherent in each investment. In evaluating such risks and opportunities and the fairness of the terms of the Merger, the Special Committee considered the following factors:

          (i) the financial condition, assets, results of operations, business and prospects of Ticketmaster (including Ticketmaster management's views regarding the potential for increases in operating leverage based on achieving increases in sales with limited increases in costs) and the risks inherent in achieving those prospects;

          (ii) the financial condition, assets, results of operations, business and prospects of USAi, and the risks inherent in achieving those prospects, including those described in the "Risk Factors" section of this Proxy Statement/Prospectus;

          (iii) the March 9, 1998 oral opinion of Salomon Smith Barney, subsequently confirmed in writing, that as of such date the Exchange Ratio was fair, from a financial point of view, to the Public Shareholders and the financial analyses presented to the Special Committee by Salomon Smith Barney in connection with the delivery of its opinion (see "-- Opinion of Salomon Smith Barney");

          (iv) Salomon Smith Barney's oral confirmation, at the joint meeting of the Ticketmaster Board and the Special Committee held on March 20, 1998, that nothing had come to the attention of Salomon Smith Barney that would cause it to change the conclusion of the opinion it had given on March 9, 1998;

          (v) the terms and conditions of the Merger Agreement, including the amount and form of consideration, and the nature of the parties' representations, warranties, covenants and agreements and the fact that the conditions to USAi's obligation to consummate the Merger are reasonably limited and thus the risk that the Merger would not be consummated was reasonably small (see "-- Description of the Merger");

          (vi) the opportunity for Ticketmaster shareholders to become holders of USAi Common Stock, a stock which the Special Committee believed would perform at least as well as Ticketmaster Common Stock over the long-term and that also has greater liquidity than Ticketmaster Common Stock, and the fact that USAi is a larger and more diversified entity;

          (vii) the relative trading prices and volumes of Ticketmaster Common Stock and USAi Common Stock and the Historical Exchange Ratios;

          (viii) the history of the negotiations with respect to the Exchange Ratio that, among other things, led to an increase in USAi's offer

        - from the Initial Proposal of 1.012 shares of USAi Common Stock for each share of Ticketmaster Common Stock, subject to a collar (which would have resulted in each share of Ticketmaster Common Stock being exchanged for USAi Common Stock having a market value of $25.30 or less)

        - to the Revised Proposal of 1.126 shares of USAi Common Stock for each share of Ticketmaster Common Stock, without any collar (an increase of approximately 11% in the Exchange Ratio),

     and the Special Committee's belief that the economic terms contained in the Revised Proposal and the Merger Agreement represented the best economic terms that could be obtained from USAi;

          (ix) the structure of the Merger, which permits the Ticketmaster shareholders to exchange their Ticketmaster Common Stock for USAi Common Stock in a transaction that is intended to be tax-free for federal income tax purposes (see "-- Material Federal Income Tax Consequences");

          (x) USAi's stated position that it would not sell its shares of Ticketmaster Common Stock; and

          (xi) the availability of dissenters' rights under the IBCA to dissenting Ticketmaster shareholders in the Merger.

     In light of the number and variety of factors the Special Committee considered in connection with its evaluation of the Merger, the Special Committee did not find it practicable to assign relative weights to the foregoing factors, and, accordingly, the Special Committee did not do so.

     Although the Special Committee did consider historical trading prices of the USAi Common Stock and Ticketmaster Common Stock and the Historical Exchange Ratios, the Special Committee did not place much significance on trading prices of such common stock or Historical Exchange Ratios for the period following the announcement of the Initial Proposal because it believed that such prices were influenced by the terms announced, including the collar contained in the Initial Proposal. The Special Committee did consider the going concern value of Ticketmaster as reflected in the discounted cash flow analysis prepared by Salomon Smith Barney (see "-- Opinion of Salomon Smith Barney"). The Special Committee believed, based in part on the views of its advisors, that it was unlikely that another entity would seek to acquire the remaining shares of Ticketmaster Common Stock not owned by USAi. The Special Committee was of the view, based in part on USAi's approximately 47% interest in Ticketmaster and its unwillingness to sell such interest, as well as on the views of Salomon Smith Barney, that it was highly unlikely that a solicitation of other bidders would result in an offer to acquire the Public Shareholders' interests in a transaction more favorable to the Public Shareholders than the Merger.

     THE TICKETMASTER BOARD

     The Ticketmaster Board has considered the unanimous recommendation of the Special Committee, as well as the factors (enumerated above) considered by the Special Committee, and has unanimously determined (with certain members of the Board abstaining because of their relationship with USAi) that the Merger is fair to, and in the best interests of, Ticketmaster and its shareholders, has approved and adopted the Merger Agreement, and recommends that the Ticketmaster shareholders vote to approve and adopt the Merger Agreement.

OPINION OF SALOMON SMITH BARNEY

     At the meeting of the Special Committee held on March 9, 1998, Salomon Smith Barney delivered its oral opinion, subsequently confirmed in writing on March 9, 1998, that, as of such date, the Exchange Ratio was fair to the Public Shareholders from a financial point of view. No limitations were imposed by the Special Committee upon Salomon Smith Barney with respect to the investigation made or the procedures followed by Salomon Smith Barney in rendering its opinion.

     THE FULL TEXT OF THE WRITTEN OPINION OF SALOMON SMITH BARNEY IS SET FORTH AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS AND SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED AND MATTERS CONSIDERED BY SALOMON SMITH BARNEY. TICKETMASTER SHAREHOLDERS ARE URGED TO READ SALOMON SMITH BARNEY'S OPINION IN ITS ENTIRETY. THE SUMMARY OF THE OPINION AS SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION, WHICH IS INCORPORATED HEREIN BY REFERENCE.

     In connection with rendering its opinion, Salomon Smith Barney reviewed certain publicly available information concerning Ticketmaster and USAi and certain other financial information concerning Ticketmaster and USAi that were provided to Salomon Smith Barney by Ticketmaster and USAi, respectively. Salomon Smith Barney discussed the past and current business operations, financial condition and prospects of Ticketmaster and USAi with certain officers and employees of Ticketmaster and USAi, respectively. Although financial forecasts with respect to Ticketmaster and USAi were not made available to Salomon Smith Barney, both Ticketmaster and USAi confirmed the reasonableness of the financial forecasts prepared by Salomon Smith Barney in connection with rendering its opinion. Salomon Smith Barney also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant.

     In its review and analysis and in arriving at its opinion, Salomon Smith Barney assumed and relied upon the accuracy and completeness of the information it reviewed, and Salomon Smith Barney did not assume any responsibility for independent verification of such information. Salomon Smith Barney did not make or obtain, or assume any responsibility for making or obtaining, any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of Ticketmaster or USAi. Salomon Smith Barney was not asked to, and did not, solicit other proposals to acquire Ticketmaster.

     Salomon Smith Barney's opinion noted that approximately 47% of the then outstanding shares of Ticketmaster Common Stock was owned, directly or indirectly, by USAi.

     Salomon Smith Barney's opinion is necessarily based upon conditions as they existed and could be evaluated on the date thereof. Salomon Smith Barney's opinion does not imply any conclusion as to the likely trading range for USAi Common Stock following the consummation of the Merger, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Salomon Smith Barney's opinion does not address Ticketmaster's underlying business decision to effect the Merger, and Salomon Smith Barney expressed no view on the effect on Ticketmaster of the Merger and related transactions. Further, Salomon Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of Ticketmaster Common Stock (other than USAi or any subsidiary of USAi) and does not constitute a recommendation concerning how holders of Ticketmaster Common Stock should vote with respect to the proposal regarding the Merger and the Merger Agreement.

     In connection with its opinion, Salomon Smith Barney performed certain financial analyses, which it discussed with the Special Committee and the Ticketmaster Board on March 9, 1998 and again on March 20, 1998. The material portions of the analyses performed by Salomon Smith Barney in connection with the rendering of its opinion dated March 9, 1998 are summarized below. Although the Exchange Ratio and the per share equity valuation numbers in the initial analysis described below were calculated prior to the Stock Split, such numbers have been adjusted to reflect such split in the following description:

          (i) Historical Stock Price Performance. Salomon Smith Barney reviewed the relationship between movements of Ticketmaster Common Stock, USAi Common Stock, an index composed of diversified media companies' common stocks, an index composed of data services companies' common stocks, an index of internet retailers' common stocks and the Standard & Poor's 500 Index for the period from October 17, 1997 (the last trading day before the announcement of the Universal Transaction), through March 9, 1998.

          (ii) Historical Exchange Ratio Analysis. Salomon Smith Barney reviewed the daily closing prices of Ticketmaster Common Stock and USAi Common Stock during the period from November 19, 1996 (the first full day of public trading of Ticketmaster Common Stock) through March 9, 1998 (the last trading day before the announcement of the agreement in principle between Ticketmaster and USAi concerning the Merger), and the implied historical exchange ratios determined by dividing the price per share of Ticketmaster Common Stock by the price per share of USAi Common Stock (the "Historical Exchange Ratio") over such period. Salomon Smith Barney felt that the most relevant time during this period was the three-month span from July 29, 1997 (the day that USAi completed the acquisition of its approximately 47% stake in Ticketmaster) until October 23, 1997 (the day that USAi announced its Initial Proposal to acquire the remaining shares of the Ticketmaster Common Stock). Salomon Smith Barney calculated (i) that during the three-month period from July 29, 1997 until October 23, 1997 the Historical Exchange Ratio averaged 1.04 and (ii) that the Historical Exchange Ratio on March 6, 1998 was 1.00.

          (iii) Ticketmaster Valuation Analysis. Salomon Smith Barney arrived at a range of values for Ticketmaster by utilizing three principal valuation methodologies: a public market analysis, a segment valuation analysis and a discounted cash flow analysis. A public market analysis reviews a business' operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading value. A segment valuation analysis separately values distinct segments of a company using public market analysis with publicly traded companies comparable to each segment and uses such valuations to arrive at a range of values for the consolidated entity. A discounted cash flow analysis provides insight into the intrinsic value of a business based on the projected earnings and capital requirements and the net present value of the subsequent cash flows anticipated to be generated by the assets of such business. No company used in the public market analysis or in the segment valuation analysis described below is identical to Ticketmaster. Accordingly, an examination of the results of the analyses described below necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the businesses and other facts that could affect the public trading value or the acquisition value of the companies to which they are being compared.

             (a) Public Market Analysis. Salomon Smith Barney compared certain financial information of Ticketmaster with three groups of companies that Salomon Smith Barney believed to be appropriate for comparison. The first group included APAC TeleServices, Precision Response, Sitel Corp. and Teletech Holdings (the "Teleservices Companies"). The second group included Automatic Data Processing, First Data Corp., Fiserv, National Data Corp. and Total System Services (the "Data Services Companies"). The third group included Galileo International and Sabre Group Holdings (the "Electronic Distribution Services Companies"). Salomon Smith Barney reviewed, among other things, (i) the multiples of firm value to last twelve months ("LTM") earnings before interest, taxes, depreciation and amortization ("EBITDA") represented by the trading prices of the Teleservices Companies, which ranged from 10.3x to 20.8x, with a mean of 14.2x, (ii) the comparable multiples for the Data Services Companies, which ranged from 9.6x to 16.8x, with a mean of 12.9x, and (iii) the comparable multiples for the Electronic Distribution Services Companies, which ranged from 9.3x to 10.4x, with a mean of 9.9x. Using this information and other factors deemed by Salomon Smith Barney to be relevant in the valuation of Ticketmaster, Salomon Smith Barney determined a multiple range (x) of firm value of Ticketmaster to its 1998 fiscal year attributable EBITDA of 13.0x and 15.0x and (y) of firm value to its estimated 1999 fiscal year attributable EBITDA of 10.0x and 12.0x. These multiple ranges implied equity values per share of Ticketmaster Common Stock ranging from $20.36 to $24.36.

                (1) Minority Premium Analysis. Salomon Smith Barney also analyzed transactions similar to the Merger whereby a controlling shareholder was purchasing the remainder of a company's stock that it did not already own ("Minority Transactions"). Specifically, Salomon Smith Barney reviewed the premiums paid for each share in the Minority Transactions to determine what premium the merger consideration represented when compared with the target companies' share price four weeks prior to announcement of the offer and one day prior to announcement of the offer. When this premium analysis was combined with the public market analysis discussed above, Salomon Smith Barney calculated a range of equity values for each share of Ticketmaster Common Stock of $25.45 to $32.16.

             (b) Segment Valuation Analysis. Salomon Smith Barney arrived at a range of values for Ticketmaster by separately valuing its Internet business ("Ticketmaster Online") from the rest of Ticketmaster's operations. Salomon Smith Barney analyzed Ticketmaster Online's operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading value. Salomon Smith Barney compared certain financial information of Ticketmaster Online with Amazon.com, Inc., CDNow and N2K Inc. (the "Online Comparable Companies") which Salomon Smith Barney felt were appropriate for comparison. Salomon Smith Barney reviewed (i) the multiples of firm value to LTM revenues represented by the trading prices of the Online Comparable Companies, which ranged from 11.6x to 30.4x, with a mean of 20.4x, and (ii) the multiples of firm value to estimated 1998 revenues represented by the trading prices of the Online Comparable Companies, which ranged from 4.4x to 7.1x, with a mean of 5.8x. Using this information and other factors relevant to the valuation of Ticketmaster Online, such as that Ticketmaster Online, unlike its public market Online Comparable Companies, is profitable, Salomon Smith Barney determined a multiple range (x) of firm value of Ticketmaster Online to its revenues for fiscal year 1998 of 12.0x to 14.0x and (y) of firm value to its revenues for fiscal year 1999 of 7.0x to 9.0x. When combined with the multiple ranges for the rest of Ticketmaster's operations as described above under the public market analysis for Ticketmaster as a consolidated entity (after subtracting Ticketmaster Online from such ranges), this segment valuation analysis resulted in implied equity values per share of Ticketmaster Common Stock ranging from $21.72 to $26.11.

             (c) Discounted Cash Flow Analysis. Salomon Smith Barney performed a discounted cash flow analysis to provide insight into the intrinsic value of Ticketmaster based on projected earnings and capital requirements and the subsequent cash flows generated by the assets of Ticketmaster. Salomon Smith Barney derived ranges of per share equity values of Ticketmaster based upon the present value as of January 31, 1998 of its five-year stream of projected cash flow (based on estimates provided by management of Ticketmaster) and the projected fiscal year 2003 terminal values based upon a range of multiples of its projected fiscal year 2003 EBITDA if Ticketmaster were to continue on a stand-alone basis (without giving effect to the Merger). Salomon Smith Barney applied several discount rates reflecting a weighted average cost of capital ("WACC") ranging from 11.5% to 13.5% and terminal multiples of EBITDA ranging from 11.0x to 13.0x. Based on such WACC rates, multiples and certain adjustments, this analysis resulted in implied per share values of Ticketmaster Common Stock ranging from $29.43 to $37.06.

          (iv) USAi Valuation Analysis. Salomon Smith Barney arrived at a range of values for USAi by utilizing three principal valuation methodologies: a public market analysis, a segment valuation analysis and a discounted cash flow analysis. No company used in the public market analysis or in the segment valuation analysis described below is identical to USAi. Accordingly, an examination of the results of the analyses described below necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the businesses and other facts that could affect the public trading value or the acquisition value of the companies to which they are being compared.

             (a) Public Market Analysis. Salomon Smith Barney compared certain financial information of USAi with a group of companies that Salomon Smith Barney believed to be appropriate for comparison. The group included The Walt Disney Co., The News Corporation Ltd., Time Warner Inc., Viacom, Inc. ("Viacom"), Comcast Corporation and TCI Group (the "USAi Comparable Companies"). Salomon Smith Barney reviewed, among other things, (i) the multiples of firm value to LTM EBITDA represented by the trading prices of the USAi Comparable Companies, which ranged from 9.1x to 19.9x, with a mean of 12.9x, and (ii) the multiples of firm value to 1998 estimated EBITDA for the USAi Comparable Companies, which ranged from 7.6x to 15.2x, with a mean of 10.4x. Using this information and other factors deemed by Salomon Smith Barney to be relevant in the valuation of USAi, Salomon Smith Barney determined a multiple range (x) of firm value of USAi to its 1997 fiscal year EBITDA of 17.0x and 19.0x and (y) of firm value to its estimated 1998 fiscal year EBITDA revenues of 14.0x and 16.0x. Utilizing these multiple ranges and giving effect to certain adjustments to reflect (i) certain tax benefits to USAi arising from its transaction with Universal relating to Universal's transaction with Viacom and (ii) the value of certain business segments of USAi discussed under (b)(3)-(5) below not otherwise included in the foregoing analysis (the "USAi Adjustments"), this analysis resulted in implied equity values per share of USAi Common Stock ranging from $24.99 to $27.97.

             (b) Segment Valuation Analysis. Salomon Smith Barney arrived at a range of values for USAi by separately valuing each of its business segments directly to publicly traded peer companies in the same industry.

                (1) Home Shopping Segment. Salomon Smith Barney analyzed USAi's Home Shopping business segment's operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading value. Salomon Smith Barney compared certain financial information of Home Shopping with ValueVision International, Inc. and Shop at Home, Inc. (the "Electronic Commerce Comparable Companies") which Salomon Smith Barney felt were appropriate for comparison, although Salomon Smith Barney noted that Home Shopping was larger and more profitable than its public market Electronic Commerce Comparable Companies. Salomon Smith Barney reviewed (i) the multiples of firm value to LTM EBITDA represented by the trading prices of the Electronic Commerce Comparable Companies, which were not meaningful for Valuevision and were 7.8x for Shop at Home, with a mean of 7.8x, and (ii) the multiples of firm value to estimated 1998 EBITDA represented by the trading prices of the Electronic Commerce Comparable Companies, which were not available for Valuevision and were 5.4x for Shop at Home, with a mean of 5.4x. Using this information and other factors relevant to the valuation of Home Shopping, Salomon Smith Barney determined a multiple range (x) of firm value of Home Shopping to its 1997 EBITDA of 14.0x to 16.0x and (y) of firm value to its estimated 1998 EBITDA of 12.0x to 14.0x. This analysis resulted in a valuation of Home Shopping ranging from $2,340 million to $2,800 million.

                (2) Ticketmaster Segment. Using the multiple ranges discussed under the Ticketmaster Segment Analysis described above, Salomon Smith Barney calculated the value for the approximately 12.5 million shares of Ticketmaster Common Stock currently owned by USAi as being in a range from $254.3 million to $304.3 million.

                (3) Cable TV Network Segment. Salomon Smith Barney analyzed USAi's cable television network business segments (comprising USA Network and Sci-Fi Channel, "USA/Sci-Fi") operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading value. Salomon Smith Barney compared certain financial information of USA/Sci-Fi with BET Holdings and Playboy (the "TV Network Comparable Companies") which Salomon Smith Barney felt were appropriate for comparison, although Salomon Smith Barney noted that USA/Sci-Fi has greater penetration of the cable television market and is more desirable to advertisers than its public market TV Network Comparable Companies. Salomon Smith Barney reviewed (i) the multiples of firm value to LTM EBITDA represented by the trading prices of the TV Network Comparable Companies, which ranged from 9.0x to 14.7x, with a mean of 11.9x, and
           (ii) the multiples of firm value to estimated 1998 EBITDA represented by the trading prices of the TV Network Comparable Companies, which ranged from 8.3x to 11.8x, with a mean of 10.1x. Using this information and other factors relevant to the valuation of USA/Sci-Fi, Salomon Smith Barney determined a multiple range (x) of firm value of USA/Sci-Fi to its 1997 EBITDA of 16.0x to 18.0x and (y) of firm value to its estimated 1998 EBITDA of 14.0x to 16.0x. This analysis resulted in a valuation of USA/Sci-Fi ranging from $2,780 million to $3,840 million.

                (4) Studios Segment. Salomon Smith Barney analyzed USAi's television production and distribution business segment's ("Studios USA") operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading value. Salomon Smith Barney compared certain financial information of Studios with King World Productions and Spelling Entertainment (the "TV Production Comparable Companies") which Salomon Smith Barney felt were appropriate for comparison. Salomon Smith Barney reviewed (i) the multiples of firm value to LTM EBITDA represented by the trading prices of the TV Production Comparable Companies, which ranged from 14.7x to 33.5x, with a mean of 24.1x, and (ii) the multiples of firm value to estimated 1998 EBITDA represented by the trading prices of the TV Production Comparable Companies, which were 7.4x for King World and were not available for Spelling Entertainment, with a mean of 7.4x. Using this information and other factors relevant to the valuation of Studios USA, Salomon Smith Barney determined a multiple range (x) of firm value of Studios USA to its 1997 EBITDA of 12.0x to 14.0x and (y) of firm value to its estimated 1998 EBITDA of 10.0x to 12.0x. This analysis resulted in a valuation of Studios ranging from $500 million to $630 million.

                (5) Broadcast Stations Segment. Salomon Smith Barney valued USAi's broadcast television stations based on estimates of "stick value" (the estimated value of a broadcast television station in a given media market) and management projections. Such analysis resulted in a valuation of such stations ranging from $1,360 million to $1,620 million.

                (6) Other Assets Segment. Salomon Smith Barney valued USAi's other assets and minority interests in broadcast stations at investment cost. This analysis resulted in a valuation of $180 million for such other assets.

             By combining the stand alone valuations for Home Shopping, Ticketmaster, USA/Sci-Fi, Studios USA, USAi's broadcast television stations and other assets business segments described above and making certain other adjustments, including giving effect to certain adjustments to reflect certain tax benefits to USAi arising from its transaction with Viacom, this segment valuation analysis resulted in implied equity values per share of USAi Common Stock ranging from $23.07 to $26.79.

             (c) Discounted Cash Flow Analysis. Salomon Smith Barney also performed a discounted cash flow analysis of USAi. Salomon Smith Barney derived ranges of per share equity value for USAi based upon the present value as of January 1, 1998 of its fiscal year end five-year stream of projected cash flow and the projected fiscal year 2002 terminal values based upon a range of multiples of its projected fiscal year 2002 EBITDA if USAi were to continue on a stand-alone basis (without giving effect to the Merger). Salomon Smith Barney applied discount rates reflecting a WACC ranging from 10.0% to 12.0% and multiples of terminal EBITDA ranging from 12.0x to 14.0x. Based on such WACC and multiples, this analysis resulted in a range of implied per share equity values of USAi

        Common Stock of $24.33 to $30.88. After giving effect to the USAi Adjustments, such implied per share equity values of USAi Common Stock became equal to a range of $25.85 to $32.41.

     The preparation of a fairness opinion is a complex process not susceptible to partial analysis or summary descriptions. The summary set forth above is not and does not purport to be a complete description of the analyses underlying Salomon Smith Barney's opinion or its presentation to the Special Committee. Salomon Smith Barney believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the processes underlying the analyses set forth in its opinion.

     In performing its analyses, Salomon Smith Barney made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of Ticketmaster or USAi. The analyses which Salomon Smith Barney performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness, from a financial point of view, of the Exchange Ratio to the Public Shareholders. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

     Pursuant to an engagement letter dated December 22, 1997, Ticketmaster agreed to pay to Salomon Smith Barney: (a) a fee of $250,000, which was payable following the execution of the engagement letter; and (b) an additional fee of $1,000,000, which was payable following the date on which Salomon Smith Barney informed the Special Committee of the Ticketmaster Board as to whether or not Salomon Smith Barney could render its opinion. Ticketmaster also agreed, under certain circumstances, to reimburse Salomon Smith Barney for all reasonable fees and disbursements of Salomon Smith Barney's counsel and all of Salomon Smith Barney's reasonable travel and other out-of-pocket expenses incurred in connection with the Merger, or otherwise pursuant to Salomon Smith Barney's engagement, and agreed to indemnify Salomon Smith Barney and certain related persons against various liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

     Salomon Smith Barney is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Salomon Smith Barney regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes. In the past, Salomon Smith Barney has rendered certain investment banking and financial advisory services to Ticketmaster for which Salomon Smith Barney received customary compensation. In addition, in the ordinary course of its business, Salomon Smith Barney may actively trade the securities of Ticketmaster and USAi for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney and its affiliates (including Travelers Group Inc.) may have other business relationships with USAi, Ticketmaster and their affiliates. The Special Committee of the Ticketmaster Board retained Salomon Smith Barney based on Salomon Smith Barney's expertise in the valuation of companies as well as its substantial experience in transactions such as the Merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     GENERAL

     The following discussion describes the material federal income tax consequences of the Merger to holders of Ticketmaster Common Stock. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this Proxy Statement/Prospectus, and is subject to any changes in these or other laws occurring after such date. The discussion does not address the effects of any state, local or foreign tax laws or of any federal tax laws other than federal income tax laws.

     The tax consequences of the Merger to an individual shareholder may vary depending upon such shareholder's particular situation, and certain shareholders (particularly any shareholder which, at the effective time of the Merger, is not a U.S. Person, is a tax-exempt entity, securities dealer, broker-dealer, insurance company or financial institution or is an individual who acquired his or her shares of Ticketmaster Common Stock pursuant to an employee stock option or otherwise as compensation or holds shares of Ticketmaster Common Stock as part of a hedge, straddle or conversion transaction) may be subject to special rules not discussed below. For these purposes, a U.S. Person is (1) a citizen or resident of the United States for U.S. federal income tax purposes, (2) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (4) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions.

     EACH TICKETMASTER SHAREHOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY CHANGES IN ANY APPLICABLE TAX LAWS.

     The respective obligations of the parties to consummate the Merger are conditioned on Ticketmaster's receipt of an opinion of Shearman & Sterling, the special counsel to the Special Committee, and USAi's receipt of an opinion of Wachtell, Lipton, Rosen & Katz, special counsel to USAi, in each case dated as of the closing date, to the effect that (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that each of Ticketmaster, Sub and USAi will be a party to the reorganization within the meaning of Section 368(b) of the Code, and (2) no gain or loss will be recognized, for federal income tax purposes, by Ticketmaster shareholders who exchange Ticketmaster Common Stock for USAi Common Stock pursuant to the Merger (except with respect to cash received in lieu of fractional shares). Shareholders should be aware that an opinion of counsel is not binding on the Internal Revenue Service ("IRS") or the courts. Shareholders should also be aware that the opinions of Shearman & Sterling and Wachtell, Lipton, Rosen & Katz will be based upon current laws and on certain customary representations regarding factual matters made by USAi and Ticketmaster which, if incorrect in certain material respects, might jeopardize the conclusions reached by each counsel in its opinion.

     Assuming that the Merger will qualify as a reorganization within Section 368(a) of the Code, the Merger will have the federal income tax consequences discussed below.

     TAX IMPLICATIONS TO TICKETMASTER SHAREHOLDERS

     Except with respect to cash received by Ticketmaster shareholders in lieu of a fractional share interest in USAi Common Stock, Ticketmaster shareholders who exchange shares of Ticketmaster Common Stock in the Merger for USAi Common Stock will not recognize gain or loss for federal income tax purposes upon the receipt of USAi Common Stock in exchange for their Ticketmaster Common Stock. The aggregate tax basis of the shares of USAi Common Stock received as a result of the Merger will be the same as the shareholder's aggregate tax basis in the Ticketmaster Common Stock surrendered in the exchange, reduced by the portion of the shareholder's tax basis properly allocated to the fractional share interest, if any, for which the shareholder receives cash. The holding period of the USAi Common Stock received by Ticketmaster shareholders as a result of the Merger will include the period during which the shareholder held the Ticketmaster Common Stock exchanged in the Merger, provided that the shares of Ticketmaster Common Stock so exchanged were held as capital assets at the effective time of the Merger. A Ticketmaster shareholder who, as a result of sales of USAi Common Stock by the exchange agent in the over-the-counter market, receives cash in lieu of a fractional share of USAi Common Stock will recognize gain or loss in an amount equal to the difference between the amount of cash so received and the shareholder's adjusted tax basis allocable to such fractional share. Such gain or loss will be capital gain or loss if such shareholder's shares of Ticketmaster Common Stock are held as a capital asset at the effective time of the Merger, and such capital gain or loss will be long-term capital gain or loss if the holding period of the fractional share (determined as described above) is more than one year, and in the case of individual holders, will be taxed at varying rates depending upon the holder's income level and the length of the holding period for the fractional share interest.

     BACKUP WITHHOLDING

     Under the U.S. backup withholding rules, a holder of Ticketmaster Common Stock may be subject to backup withholding at the rate of 31%, unless the shareholder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a correct taxpayer identification number, certifies that such shareholder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be credited against the shareholder's federal income tax liability. USAi may require holders of the Ticketmaster Common Stock to establish an exemption from backup withholding or to make arrangements which are satisfactory to USAi to provide for the payment of backup withholding. A shareholder that does not provide USAi with its current taxpayer identification number may be subject to penalties imposed by the IRS.

ACCOUNTING TREATMENT OF THE MERGER

     In accordance with generally accepted accounting principles ("GAAP"), the Merger will be accounted for under the purchase method of accounting with USAi treated as the acquiror for accounting purposes in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended.

FEDERAL SECURITIES LAWS CONSEQUENCES; RESALE RESTRICTIONS

     All shares of USAi Common Stock received by Ticketmaster shareholders in the Merger will be freely transferable under the Securities Act of 1933, as amended (the "Securities Act"), except that shares of USAi Common Stock received by persons who are deemed to be "affiliates" of Ticketmaster under the Securities Act at the time of the Annual Meeting may be resold by them only in transactions permitted by Rule 145 or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Ticketmaster for such purposes generally include individuals or entities that control, are controlled by or are under common control with Ticketmaster and generally include certain officers, directors and significant Ticketmaster shareholders. The Merger Agreement requires Ticketmaster to use its reasonable best efforts to cause each of such affiliates to execute a written agreement to the effect that such person will not offer or sell or otherwise dispose of any of the shares of USAi Common Stock issued to such person in the Merger in violation of the Securities Act or the rules and regulations promulgated by the SEC thereunder.

     This Proxy Statement/Prospectus does not cover any resales of the USAi Common Stock to be received by the Ticketmaster shareholders upon consummation of the Merger, and no person is authorized to make any use of this Proxy Statement/Prospectus in connection with any such resale.

LITIGATION

     Ticketmaster and, in certain cases, USAi and certain of Ticketmaster's current and former directors have been named as defendants in six purported class action lawsuits brought on behalf of Public Shareholders (of which the Illinois cases have been consolidated and one case has been dismissed): In re Ticketmaster Group, Inc. Securities Class Action Litigation, 97 CH 13411 (Circuit Court, Cook County, IL); Tiger Options LLC v. Ticketmaster Group, Inc., et al., Case No. BC 180045 (Los Angeles Superior Court); and Bender v. Ticketmaster Group, Inc., et al., Case No. BC 181006 (Los Angeles Superior Court), all of which were instituted in late October 1997. The complaints, all of which are substantially similar, challenge the Initial Proposal and allege that the consideration offered by USAi under such proposal is inadequate and that the defendants have breached their fiduciary duties to the Plaintiffs and the class of Ticketmaster shareholders which they claim to represent. The cases seek to enjoin the proposed transaction and ask for unspecified damages. Plaintiffs in one of the California cases have agreed to stay proceedings in that case pending the outcome of the Illinois case. Ticketmaster and USAi believe that all of the lawsuits are without merit and intend to vigorously defend the claims asserted. See "The Merger -- Background -- Background of the Merger."

DESCRIPTION OF THE MERGER

GENERAL

     At the Effective Time, Ticketmaster and USAi will consummate the Merger, in which Sub will merge with and into Ticketmaster. As a result of the Merger, the separate corporate existence of Sub will cease and Ticketmaster will be the surviving corporation (the "Surviving Corporation") of the Merger and a direct wholly owned subsidiary of USAi. If the requisite approval of Ticketmaster shareholders is received, the Merger is expected to be consummated promptly after the Annual Meeting assuming that the other conditions to consummation of the Merger have been satisfied or waived.

THE MERGER AGREEMENT

     THIS SECTION OF THE PROXY STATEMENT/PROSPECTUS DESCRIBES CERTAIN ASPECTS OF THE MERGER AGREEMENT AND THE PROPOSED MERGER. THE FOLLOWING DESCRIPTION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS APPENDIX A TO THIS PROXY STATEMENT/ PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. TICKETMASTER SHAREHOLDERS SHOULD READ THE MERGER AGREEMENT CAREFULLY.

     GENERAL TERMS OF THE MERGER

     The Merger will become effective upon the filing of properly executed articles of merger with, and the issuance of a certificate of merger by, the Secretary of State of the State of Illinois in accordance with the IBCA (the "Effective Time").

     At the Effective Time, the certificate of incorporation and bylaws of Sub will become the certificate of incorporation and bylaws of the Surviving Corporation. Also, the directors of Sub will become the initial directors of the Surviving Corporation and the officers of Ticketmaster will continue as the officers of the Surviving Corporation.

     CONVERSION OF TICKETMASTER COMMON STOCK

     At the Effective Time, each share of Ticketmaster Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by Ticketmaster shareholders who properly demand dissenters' rights in accordance with Sections 11.65 and 11.70 of the IBCA), will, subject to anti-dilution adjustment of the Exchange Ratio, be automatically converted into the right to receive 1.126 fully paid and nonassessable shares of USAi Common Stock. At the Effective Time, Ticketmaster Common Stock will no longer be outstanding, and will automatically be cancelled and retired and will cease to exist, and each certificate previously representing any such shares (including shares of Ticketmaster Common Stock held by USAi) will thereafter represent only the right to receive the shares of USAi Common Stock to be issued as consideration upon the surrender of such certificate, without interest. USAi's shares of Ticketmaster Common Stock will be contributed to a subsidiary of USAi and such subsidiary shall receive shares of USAi Common Stock in exchange for such shares of Ticketmaster Common Stock. No fractional shares of USAi Common Stock shall be issued; and, in lieu thereof, a cash payment shall be made.

     If, between the date of the Merger Agreement and the Effective Time, the number or class of outstanding shares of USAi Common Stock changes due to any reclassification, recapitalization, split-up, stock dividend, stock combination, exchange of shares, readjustment or otherwise, then the Exchange Ratio shall be correspondingly adjusted.

     EXCHANGE OF SHARES

     Common Stock. As soon as practicable after the Effective Time, the exchange agent will mail transmittal forms and exchange instructions to each holder of record (other than Ticketmaster, USAi, Sub and any wholly owned subsidiary of Ticketmaster) of a certificate or certificates formerly representing shares of Ticketmaster Common Stock (collectively, the "Certificates"). After receipt of such transmittal forms, each holder of a Certificate will be able to surrender such Certificate to the exchange agent, and the holder of such

Certificate will receive in exchange therefor certificates representing that number of whole shares of USAi Common Stock to which such holder is entitled, any cash which may be payable in lieu of fractional shares of USAi Common Stock, and any dividends or other distributions with respect to USAi Common Stock with a record date after the Effective Time declared or made after the Effective Time. In the event of a transfer of ownership of shares of Ticketmaster Common Stock which is not registered on the transfer records of Ticketmaster, a certificate representing the proper number of shares of USAi Common Stock, any cash in lieu of fractional shares of USAi Common Stock and applicable dividends may be issued and paid to a transferee if the Certificate representing such Ticketmaster Common Stock is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

     No dividends or other distributions declared or made after the Effective Time with respect to USAi Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of USAi Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable laws, following surrender of any such Certificate, such dividends and distributions, together with any cash payment in lieu of a fractional share of the USAi Common Stock, will be paid without interest.

     Stock Options. At the Effective Time, Ticketmaster's obligation with respect to each outstanding option (each, a "Ticketmaster Option") to purchase shares of Ticketmaster Common Stock issued pursuant to Ticketmaster's Stock Plan (the "Ticketmaster Stock Plan") and (unless otherwise elected by the optionee pursuant to the terms of an individual agreement) pursuant to the Stock Option Agreement, dated as of December 15, 1993, between Ticketmaster and Fredric D. Rosen (the "Rosen Option"), as amended, shall be assumed by USAi. Ticketmaster Options so assumed by USAi shall continue to have, and be subject to, the same terms and conditions as set forth in the Ticketmaster Stock Plan and the Rosen Option and the agreements pursuant to which such Ticketmaster Options were issued as in effect immediately prior to the Effective Time, except that (i) each Ticketmaster Option shall be exercisable for that number of whole shares of USAi Common Stock equal to the product of (a) that number of shares of Ticketmaster Common Stock covered by such Ticketmaster Option immediately prior to the Effective Time multiplied by (b) the Exchange Ratio and rounded up to the nearest whole number of shares of USAi Common Stock, and (ii) the exercise price per share of USAi Common Stock shall equal (a) the exercise price per share of Ticketmaster Common Stock in effect immediately prior to the Effective Time divided by (b) the Exchange Ratio.

     REPRESENTATIONS AND WARRANTIES; COVENANTS

     The Merger Agreement contains standard representations and warranties of USAi and Ticketmaster. It also contains customary covenants as well as specific covenants relating to the conduct of the respective parties' businesses pending the closing of the Merger. Ticketmaster (as to itself and its subsidiaries) has agreed, among other things and subject to certain exceptions, that without USAi's prior consent it will not:

     - merge or consolidate with, or acquire assets of, any other person other than in the ordinary course;

     - incur or increase any indebtedness or guarantee any indebtedness of another person;

     - enter into, materially change or terminate certain material contracts;

     - enter into any transaction with any officer or director of Ticketmaster;

     - authorize or make any capital expenditures other than as previously disclosed to USAi;

     - take any action with respect to accounting policies or procedures other than those required by applicable law or GAAP;

     - settle or compromise any material litigation;

     - enter into any new employment agreements, or increase the compensation paid to its employees or officers; or

     - authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing.

     Indemnification; Insurance. USAi will cause the Surviving Corporation to maintain in effect, for a period of six years after the Effective Time, the current indemnification provisions contained in the Articles of Incorporation and Bylaws of Ticketmaster. Upon the Effective Time, USAi shall assume all of the obligations of Ticketmaster under Ticketmaster's existing indemnification agreements with each of the existing and former directors and officers of Ticketmaster. In addition, USAi agrees to provide to the current directors and officers of Ticketmaster the maximum indemnification protection (including with respect to advancement of expenses) permitted under the IBCA. USAi has also agreed to cause Ticketmaster to have in effect, as of the Effective Time and covering the six-year period following the Effective Time, directors' and officers' insurance in the same amount and on substantially the same terms as Ticketmaster's current directors' and officers' policies with respect to acts and omissions occurring on or prior to the Effective Time.

     Employee Matters. From and after the Effective Time, USAi will cause the Surviving Corporation to fulfill all written employment, severance, termination, consulting and retirement agreements, as in effect on the date hereof, to which Ticketmaster or any of its subsidiaries is a party, pursuant to the terms thereof and applicable law.

     CONDITIONS TO THE MERGER

     The respective obligations of USAi, Sub and Ticketmaster to effect the Merger are subject to the satisfaction of a number of customary conditions, including:

     - Effective Registration Statement. The registration statement on Form S-4 covering the shares of USAi Common Stock to be issued in connection with the Merger having become effective and not being the subject of any stop order or proceeding by the SEC seeking a stop order.

     - Shareholder Approval. The Merger Agreement having been approved and adopted by the requisite vote of the Ticketmaster shareholders, in accordance with all applicable provisions of the IBCA.

     - Governmental Entity Approvals. All other material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental entity necessary for the Merger and the consummation of the transactions contemplated by the Merger Agreement having been filed, expired or been obtained except where the failure to so file, obtain or expire would not, in the reasonable opinion of USAi, have a material adverse effect on Ticketmaster or USAi.

     - No Injunctions or Proceedings. No temporary restraining order, preliminary or permanent injunction or other order being in effect that would prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement; no proceeding being brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing being pending or threatened; and there not being any statute, rule, regulation or order enacted, entered or enforced which makes the consummation of the Merger or the other transactions contemplated by the Merger Agreement illegal or prevents or prohibits the Merger or such other transactions.

     - NASDAQ Quotation. The shares of USAi Common Stock issuable to the holders of Ticketmaster Common Stock pursuant to the Merger having been authorized for quotation on The Nasdaq Stock Market ("NASDAQ") (or other national market or exchange on which USAi Common Stock is then traded or quoted).

     - Representations and Warranties; Performance of Obligations. The representations and warranties set forth in the Merger Agreement of the other party being true and correct as of the date of the Merger Agreement and as of the closing date and the performance in all material respects by the other party of its respective obligations and covenants required to be performed by such party under the Merger Agreement prior to or as of the closing date.

     - Tax Opinions. USAi having received a written opinion from its special counsel, and Ticketmaster having received a written opinion from special counsel to the Special Committee, regarding the tax-free nature of the Merger.

     The obligations of Ticketmaster to effect the Merger are further conditioned on Mr. Barry Diller continuing to be the Chief Executive Officer of USAi.

     AMENDMENT; WAIVER

     Amendment. The Merger Agreement may be amended in writing prior to the Effective Time by USAi, Sub and Ticketmaster (provided, that no amendment will be approved by the Ticketmaster Board unless such amendment was recommended by the Special Committee and, if required by law, approved by the disinterested directors of Ticketmaster), at any time before or after approval of the Merger by the Ticketmaster shareholders but, after any such shareholders approval, no amendment will be made which by law requires further approval by such shareholders without such further approval.

     Waiver. At any time prior to the Effective Time, USAi and Ticketmaster may, in writing, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any extension or waiver on behalf of Ticketmaster will be taken only upon the recommendation of the Special Committee (and, if required by law, by the disinterested directors of Ticketmaster).

     TERMINATION OF THE MERGER AGREEMENT; FEES AND EXPENSES

     Termination by Either USAi or Ticketmaster. The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written consent, or by either USAi or Ticketmaster if (i) the Merger has not been consummated by December 31, 1998 (provided, that the party wishing to terminate the Merger Agreement shall not have prevented such consummation by failing to fulfill any of its obligations under the Merger Agreement), (ii) a court of competent jurisdiction or other governmental entity enters an order, decree or ruling (which order, decree or ruling is final and nonappealable), or takes any other action, preventing the consummation of the Merger, (iii) a governmental, regulatory or administrative agency or commission proceeds to enjoin the Merger and the terminating party reasonably believes that the time period required to resolve such governmental action and the related uncertainty is reasonably likely to have a material adverse effect on either USAi or Ticketmaster, or (iv) the required approval of Ticketmaster shareholders contemplated by the Merger Agreement was not obtained due to the failure to obtain the required vote (provided, that the party wishing to terminate the Merger Agreement shall not have deliberately failed to obtain the required shareholder approval).

     Termination by USAi. USAi may terminate the Merger Agreement (i) if the Ticketmaster Board, acting on the recommendation of the Special Committee, withdraws or modifies its recommendation concerning the Merger, or (ii) upon a breach of any representation, warranty, covenant or agreement on the part of Ticketmaster set forth in the Merger Agreement, or if any representation or warranty of Ticketmaster shall have become untrue, such that the conditions with respect to the representations and warranties and performance of obligations would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Ticketmaster's representations and warranties or breach by Ticketmaster is curable by Ticketmaster through the exercise of its reasonable efforts and for so long as Ticketmaster continues to exercise such reasonable efforts, USAi may not terminate the Merger Agreement.

     Termination by Ticketmaster. Ticketmaster may terminate the Merger Agreement, upon a breach of any representation, warranty, covenant or agreement on the part of USAi set forth in the Merger Agreement, or if any representation or warranty of USAi shall have become untrue, such that the conditions with respect to the representations and warranties and performance of obligations would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in USAi's representations and warranties or breach by USAi is curable by USAi through the exercise of its reasonable efforts and for so long as USAi continues to exercise such reasonable efforts, Ticketmaster may not terminate the Merger Agreement.

     Effect of Termination. In the event of the termination of the Merger Agreement, the Merger Agreement shall be of no further force or effect, except
(i) the treatment of confidential information, (ii) the effect of termination on fees and expenses, and (iii) the general provisions, all of which will survive the termination of the Merger Agreement.

     Fees and Expenses. All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

COOPERATION, NON-COMPETITION AND CONFIDENTIALITY AGREEMENT

     USAi has entered into the Cooperation Agreement with Fredric D. Rosen, Ticketmaster's chief executive officer. Pursuant to the Cooperation Agreement, Mr. Rosen agreed to cooperate with Ticketmaster and USAi to provide for an orderly transition in the leadership of Ticketmaster, including working with his successor. The Cooperation Agreement provides that if Mr. Rosen's successor is chosen prior to the termination of his employment contract with Ticketmaster, such action by USAi will not constitute a breach of Mr. Rosen's employment contract or a good reason for Mr. Rosen to terminate such contract. Furthermore, if the successor assumes part or all of Mr. Rosen's responsibilities, such assumption of responsibility will not constitute a breach by Mr. Rosen of his employment contract. Any compensation paid to the successor will be excluded from the computation of Mr. Rosen's performance bonus, as provided under his employment contract. On May 11, 1998, Ticketmaster announced that, following consummation of the Merger, Terry Barnes and Eugene Cobuzzi (each of whom is currently an executive officer of Ticketmaster Corporation, the principal operating subsidiary of Ticketmaster) would become the chief executive officer and the chief operating officer, respectively, of Ticketmaster.

     The Cooperation Agreement also contains provisions relating to the stock-based compensation terms of his Ticketmaster employment contract. It provides that the obligation of Ticketmaster to repurchase Ticketmaster Common Stock (including USAi Common Stock issued in exchange for those shares) from Mr. Rosen, the Rosen Family Foundation or their transferees upon Mr. Rosen's request remains unaffected; provided that Mr. Rosen gives Ticketmaster a 30-day notice and that the repurchase obligation may be satisfied by USAi causing Ticketmaster to arrange to place Mr. Rosen's shares (including USAi Common Stock issued in exchange for Ticketmaster Common Stock) with a third party. In addition, USAi will cause Ticketmaster to pay Mr. Rosen the excess, if any, of the amount of cash he would have received with respect to such repurchase obligation over the amount received by Mr. Rosen in such placement.

     The Cooperation Agreement further provides that, prior to the Effective Time and in connection with the exercise of his rights under his Ticketmaster employment contract, Mr. Rosen may elect (i) to have his outstanding stock options assumed by USAi at the Effective Time pursuant to the terms of the Merger Agreement and/or (ii) to the extent such assumption is not elected, to have USAi cause Ticketmaster to provide him with an amount (the "Spread") equal to the product of (A) the excess of the "merger consideration" per share over the exercise price per share of the option and (B) the number of shares subject to such option. If Mr. Rosen elects to receive the Spread for all or a portion of his options, then Ticketmaster may elect to provide the Spread in cash and/or USAi Common Stock. If requested by Mr. Rosen at the Effective Time, USAi will cause Ticketmaster to arrange to place any such shares of USAi Common Stock with a third party and to pay Mr. Rosen the excess, if any, of the amount of cash Mr. Rosen would have received for the Spread over the amount actually received.

     Finally, the Cooperation Agreement prohibits Mr. Rosen from competing with Ticketmaster as provided in the agreement or from soliciting any Ticketmaster employee or customer through January 31, 2001. The Cooperation Agreement further prohibits Mr. Rosen from disclosing Ticketmaster's proprietary information through January 31, 2004. The Cooperation Agreement will promptly terminate if the Merger is not consummated.

     USAi and Mr. Rosen are currently discussing the terms of a possible severance arrangement between Mr. Rosen and Ticketmaster. As of the date of this Proxy Statement/Prospectus, no such arrangement has been reached.

     See "The Annual Meeting -- Directors and Executive Officers of Ticketmaster -- Employment Agreements" for a summary of Mr. Rosen's employment contract.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     GENERAL

     In considering the recommendations of the Special Committee and the Ticketmaster Board with respect to the Merger, the Ticketmaster shareholders should be aware that certain members of Ticketmaster's management and the Ticketmaster Board have certain interests summarized below that are in addition to or different from the interests of Ticketmaster shareholders generally and that may present them with potential conflicts of interest in connection with the Merger. The Special Committee and the Ticketmaster Board recognized such interests and determined that such interests did not detract from the fairness of the Merger to the shareholders.

     USAi is the owner of approximately 47% of Ticketmaster Common Stock. Paul
G. Allen, Chairman of the Board of Ticketmaster, is also a director of USAi. Barry Diller, a director of Ticketmaster since July 17, 1997, is also the Chairman and Chief Executive Officer of USAi. James G. Held, a director of Ticketmaster since July 17, 1997, is also the President and Chief Executive Officer of Home Shopping. William D. Savoy, a member of the Ticketmaster Board is also a director of USAi. Fredric D. Rosen, President and Chief Executive Officer of Ticketmaster and a director since 1988, became a director of USAi on July 17, 1997, but subsequently resigned three months later. USAi and Mr. Rosen are also parties to the Cooperation Agreement. See "-- Cooperation, Non-Competition and Confidentiality Agreement" for a summary of the terms of such Agreement.

     COMPENSATION OF MEMBERS OF THE SPECIAL COMMITTEE

     Jonathan L. Dolgen and Terence M. Strom, each an independent director, serve on the Special Committee. Each of the members of the Special Committee is being paid $15,000 per month for serving on the Special Committee. This compensation was authorized by the Ticketmaster Board in order to compensate the members thereof for the significant additional time commitment that would be required of them in connection with fulfilling their duties and responsibilities as members of the Special Committee and was paid, and will be paid until consummation or termination of the Merger, without regard to whether the Special Committee had approved the Merger. The members of the Special Committee also receive the compensation described in "The Annual Meeting -- Directors and Executive Officers of Ticketmaster -- Compensation of Directors."

     OFFICERS OF THE SURVIVING CORPORATION

     The officers of Ticketmaster at the Effective Time will be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. See "The Annual Meeting -- Directors and Executive Officers of Ticketmaster."

     OWNERSHIP OF COMMON STOCK

     As of the Record Date, excluding shares subject to Ticketmaster Options exercisable as of such date and excluding shares held by certain trusts in which certain persons have an interest and certain trusts or foundations for which certain persons are trustees, (i) the directors and executive officers of Ticketmaster, as a group, owned an aggregate of 278,708 shares of Ticketmaster Common Stock (representing approximately 1.1% of the then outstanding shares of Ticketmaster Common Stock) and will be entitled to receive approximately 313,825 shares of USAi Common Stock for their shares of Ticketmaster Common Stock upon consummation of the Merger, (ii) the members of the Special Committee, as a group, owned an aggregate of 10,000 shares of Ticketmaster Common Stock (representing approximately 0.04% of the then outstanding shares of Ticketmaster Common Stock) and will be entitled to receive 11,260 shares of USAi Common Stock for their shares of Ticketmaster Common Stock upon consummation of the Merger, and (iii) directors and officers of USAi and its subsidiaries who are also members of the Ticketmaster Board, as a group, owned no shares of Ticketmaster Common Stock. All of such shares of Ticketmaster Common Stock held by such directors and executive officers of Ticketmaster and by the members of the Special Committee will be treated in the Merger in the same manner as shares of Ticketmaster Common Stock held by the other Ticketmaster shareholders. See "-- The Merger Agreement -- Exchange of Shares -- Common Stock."

     TICKETMASTER OPTIONS

     As of the Record Date, the directors and executive officers of Ticketmaster, as a group, had Ticketmaster Options which, on such date, were unexercised but exercisable at such time or within a period of 60 days from such date for an aggregate of 1,972,732 shares of Ticketmaster Common Stock. As of the Record Date, members of the Special Committee, as a group, had Ticketmaster Options, which, on such date, were unexercised but exercisable at such time or within a period of 60 days from such date for an aggregate of 45,000 shares of Ticketmaster Common Stock. As of the Record Date, certain directors and executive officers of USAi and its subsidiaries who are also members of the Ticketmaster Board, as a group, had Ticketmaster Options which, on such date, were unexercised but exercisable at such time or within a period of 60 days from such date for an aggregate of 45,000 shares of Ticketmaster Common Stock. See "The Annual Meeting -- Security Ownership of Certain Beneficial Owners and Management." In the Merger, Ticketmaster Options held by such directors and executive officers and by the members of the Special Committee will be converted into options to purchase USAi Common Stock. See "-- The Merger
Agreement -- Exchange of Shares -- Stock Options." With certain exceptions, the vesting of options outstanding and not fully vested on July 17, 1997 was accelerated on that date as a result of the change in control that resulted when USAi purchased the shares of Ticketmaster Common Stock then owned by Mr. Allen.

     INDEMNIFICATION AND INSURANCE

     For a discussion of certain agreements by USAi with respect to indemnification of, and insurance for, directors and officers of the Company, see "-- The Merger Agreement -- Certain Covenants -- Indemnification; Insurance."

DISSENTERS' RIGHTS

     Ticketmaster shareholders who do not vote in favor of the Merger and who follow certain procedures, as described below, will have the right to dissent from the Merger and to demand and obtain payment of the "fair value" of their shares in cash or, in the alternative, may be instructed to sell their shares in the public market. The proceedings resulting from such a demand may result in a determination of "fair value" equal to, less than or greater than the consideration to be received under the Merger Agreement.

     The following is a summary of Sections 11.65 and 11.70 of the IBCA which specify the procedures that a Ticketmaster shareholder must follow to dissent from the Merger and demand payment for his or her shares. THE FOLLOWING SUMMARY IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO DISSENTERS' RIGHTS UNDER THE IBCA. ANY TICKETMASTER SHAREHOLDER CONTEMPLATING THE EXERCISE OF DISSENTERS' RIGHTS SHOULD CAREFULLY REVIEW THE PROVISIONS OF SECTIONS 11.65 AND 11.70 OF THE IBCA, A COPY OF WHICH IS ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS, PARTICULARLY THE SPECIFIC PROCEDURAL STEPS REQUIRED TO PERFECT SUCH RIGHTS CONTAINED IN SECTION 11.70. IF THE PROCEDURAL REQUIREMENTS OF SECTION 11.70 ARE NOT PRECISELY SATISFIED, SUCH RIGHTS WILL BE LOST.

     Under Section 11.70 of the IBCA, a Ticketmaster shareholder may assert dissenters' rights only if he or she: (i) delivers to Ticketmaster prior to the vote taken to approve the Merger at the Annual Meeting, a written demand for payment for his or her shares in the event the Merger is consummated; and (ii) does not vote in favor of the Merger (and does not execute a proxy appointing another person to vote in favor of the Merger). If a Ticketmaster shareholder submits a proxy that is not marked to indicate a vote with respect to the Merger, such proxy will be counted as a vote in favor of the Merger, and will constitute a waiver of statutory dissenters' rights. A dissenting shareholder retains all other rights of a Ticketmaster shareholder until those rights are cancelled or modified by the consummation of the Merger.

     A record owner of shares may assert dissenters' rights as to fewer than all of his shares only if he dissents as to all shares beneficially owned by any one person and notifies Ticketmaster in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares are recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to Ticketmaster the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.

     Within ten days after the Merger becomes effective, or thirty days after the shareholder delivers to Ticketmaster the written demand for payment, whichever is later, the Surviving Corporation will send each dissenting shareholder: (i) a statement setting forth its opinion as to the estimated fair value of the shares of Ticketmaster Common Stock; (ii) a balance sheet as of the most recently completed fiscal year ending not earlier than sixteen months prior to delivery of the statement, together with the statement of income for that year and the latest available interim financial statements; and (iii) either a commitment to pay the estimated fair value for the dissenting shareholder's shares of Ticketmaster Common Stock upon that shareholder's transmittal of his or her stock certificate(s) or other evidence of ownership, or instructions to the dissenting shareholder to sell his or her shares within ten days after delivery of the Surviving Corporation's statement to the shareholder. The Surviving Corporation may instruct the shareholder to sell only if there is a public market at which the shares may be readily sold.

     If the Surviving Corporation instructs the dissenting shareholder to sell his or her shares and the shareholder does not sell them within that ten day period, the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that ten day period. If the Surviving Corporation commits to pay the dissenting shareholder, it will pay to such dissenting shareholder who transmits to the Surviving Corporation the certificate or other evidence of ownership of his shares, the amount it estimates to be the fair value of the shares, plus accrued Interest (as defined in Section 11.70 of the IBCA), from the Effective Time to the date of payment, accompanied by a written explanation of how the Interest was calculated.

     If the dissenting shareholder does not agree with the Surviving Corporation's estimate of the fair value of the shares or the Interest, the shareholder, within thirty days after the delivery of the statement of value, must notify the Surviving Corporation in writing of his or her estimate of fair value and the Interest and demand payment for the difference between the shareholder's estimate of fair value and the Interest and the amount of the payment by the Surviving Corporation or the proceeds of the sale by the shareholder, whichever applies. If, within sixty days from delivery to the Surviving Corporation of the shareholder notification of estimate of fair value of shares and the Interest, the Surviving Corporation and the dissenting shareholder have not agreed in writing upon the fair value and the Interest, the Surviving Corporation must either pay the difference in value demanded (with Interest) or file a petition in the circuit court of Cook County, Illinois, requesting the court to determine the fair value of the shares and Interest.

     If the Surviving Corporation files a petition, it must make all dissenters whose demands remain unsettled parties to the proceeding whether or not such dissenters are residents of Illinois. All parties will be served with a copy of the petition. The Surviving Corporation's failure to commence an action will not limit or affect the right of dissenting shareholders to otherwise commence an action as permitted by law.

     In an appraisal proceeding, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. According to Section 11.70 of the IBCA, "fair value" means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless such exclusion would be inequitable.

     Each dissenter made a party to an appraisal proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of the shares, plus Interest, exceeds the amount paid by the Surviving Corporation or the proceeds of sale by the shareholder, whichever is applicable.

     The court, in an appraisal proceeding, will determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, but will exclude the fees and expenses of counsel and experts for any party. If the court's estimate of the fair value of the shares materially exceeds the amount offered by the Surviving Corporation, or if no offer was made, then all or any part of such expenses may be assessed against the Surviving Corporation. If the dissenter's estimate materially exceeds the value determined by the court, then all or any part of the costs may be assessed against the dissenter.

OWNERSHIP INTEREST OF TICKETMASTER SHAREHOLDERS AFTER THE MERGER

     Assuming that none of the Public Shareholders exercise dissenters' rights, approximately 16,040,852 shares of USAi Common Stock will be issued to the Public Shareholders in the Merger (excluding shares issuable upon exercise of Ticketmaster Options and excluding shares issuable upon exercise of Universal's and Liberty's preemptive rights), representing approximately 9.1% of outstanding USAi Common Stock (assuming as outstanding all shares of USAi Common Stock issuable upon exchange of LLC Shares and shares of Home Shopping).

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements (the "Condensed Statements") have been prepared to give effect to the Merger, as well as acquisitions made by Ticketmaster during its fiscal year ended January 31, 1998. In addition, the Condensed Statements have been prepared to give effect to the Universal Transaction through which USAi acquired USA Networks ("Networks") and Studios USA. The purchase method of accounting was used to give effect to all transactions.

     The Condensed Statements reflect certain assumptions regarding the proposed Merger and the Universal Transaction and are based on the historical consolidated financial statements of the respective entities. The Condensed Statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the audited and unaudited financial statements, including the notes thereto, of USAi and Ticketmaster, and the audited and unaudited financial statements of Networks and Studios USA, including the notes thereto, all of which are incorporated by reference in this Proxy Statement.

     The pro forma combined condensed balance sheet as of March 31, 1998 gives effect to the Merger as if it had occurred on March 31, 1998.

     The pro forma combined condensed statement of operations for the three months ended March 31, 1998 gives effect to the Merger and the Universal Transaction as if they had occurred on January 1, 1998.

     The pro forma combined condensed statement of operations for the year ended December 31, 1997 reflects the audited consolidated statement of operations of USAi combined with the unaudited pro forma results of operations of Ticketmaster for the year ended January 31, 1998 (including the pro forma effects of certain acquisitions of Ticketmaster) less amounts reflected in the USAi historical statements of operations for the year ended December 31, 1997, and also reflects the unaudited pro forma results of Studios USA (including the pro forma effects of its acquisition of Networks), for the year ended December 31, 1997 and gives effect to the Merger and the Universal Transaction as if they had occurred on January 1, 1997.

     After the consummation of the proposed Merger, and currently in connection with the Universal Transaction, USAi will and is evaluating the fair value of assets acquired and liabilities assumed, specifically including television program rights, commitments to produce or purchase television programming, contractual commitments to provide ticketing services and other contractual commitments. Using this information, USAi will make a final allocation of the excess purchase price, including allocation to the intangibles other than goodwill. Accordingly, the purchase accounting information is preliminary and has been made solely for the purpose of developing such unaudited pro forma combined condensed financial information.

     The Condensed Statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations which would have actually been reported had the Merger occurred as of March 31, 1998 or the Merger and the Universal Transaction had occurred as of January 1, 1997 nor are the Condensed Statements necessarily indicative of future financial position or results of operations.

                               USA NETWORKS, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 MARCH 31, 1998
                                 (in thousands)

                                                                            PRO FORMA      PRO FORMA
                                                                 USAi      ADJUSTMENTS      COMBINED
                                                              ----------   -----------     ----------
ASSETS
Current Assets:
Cash and short-term investments.............................  $  162,191    $              $  162,191
Accounts and notes receivable, net..........................     283,392                      283,392
Inventories, net............................................     400,013                      400,013
Deferred income taxes.......................................      37,296                       37,296
Other.......................................................      27,507                       27,507
                                                              ----------    --------       ----------
     Total current assets...................................     910,399          --          910,399

Property, plant and equipment, net..........................     234,447                      234,447
Intangible assets including goodwill and broadcast licenses,
  net.......................................................   6,018,127     441,898(a)     6,460,025
Cable distributions fees, net...............................     106,771                      106,771
Long-term investments and notes receivable..................      75,692                       75,692
Inventories, net............................................     164,825                      164,825
Deferred income taxes.......................................      63,190                       63,190
Deferred charges and other..................................     139,985                      139,985
                                                              ----------    --------       ----------
     Total assets...........................................  $7,713,436    $441,898       $8,155,334
                                                              ==========    ========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable, accrued and other current liabilities.....  $  558,179    $  2,000(a)    $  560,179
Obligation for program rights...............................     240,846                      240,846
Current portion of long-term debt...........................      35,399                       35,399
                                                              ----------    --------       ----------
     Total current liabilities..............................     834,424       2,000          836,424
Long-term debt..............................................   1,862,909    (206,000)(a)    1,656,909
Other long-term liabilities.................................      60,621                       60,621
Obligation for program rights...............................     327,114                      327,114
Minority interest...........................................   2,736,010     (25,579)(b)    2,916,431
                                                                             206,000(a)
Stockholders' Equity:
Preferred stock.............................................          --                           --
Common stock................................................       1,022         160(a)         1,182
Common stock -- Class B.....................................         320                          320
Additional paid-in capital..................................   1,968,386     465,317(a)     2,433,703
Accumulated deficit.........................................     (69,670)                     (69,670)
Unearned compensation.......................................      (2,702)                      (2,702)
Notes receivable from key executive for common stock
  issuance..................................................      (4,998)                      (4,998)
                                                              ----------    --------       ----------
     Total shareholders' equity.............................   1,892,358     465,477        2,357,835
                                                              ----------    --------       ----------
     Total liabilities and shareholders' equity.............  $7,713,436    $441,898       $8,155,334
                                                              ==========    ========       ==========

                                                                  (Notes follow)

                               USA NETWORKS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1998
                     (in thousands, except per share data)

                                                                          UNIVERSAL    USAi AND
                                                                         TRANSACTION   UNIVERSAL   TICKETMASTER
                                                          UNIVERSAL       PRO FORMA    PRO FORMA    PRO FORMA     PRO FORMA
                                               USAi     TRANSACTION(C)   ADJUSTMENTS   COMBINED    ADJUSTMENTS    COMBINED
                                               ----     --------------   -----------   ---------   ------------   ---------
NET REVENUES:
  Home Shopping............................  $249,196      $     --       $     --     $249,196      $    --      $249,196
  Networks and Television Production.......   166,162       157,364                     323,526                    323,526
  Ticketing operations.....................    93,235            --                      93,235                     93,235
  Broadcasting and other...................    14,518            --                      14,518                     14,518
                                             --------      --------       --------     --------      -------      --------
    Total net revenues.....................   523,111       157,364             --      680,475           --       680,475
                                             --------      --------       --------     --------      -------      --------
Operating costs and expenses
  Cost of sales............................   164,364            --             --      164,364                    164,364
  Program costs............................    90,138       100,478        (12,794)(d)  177,822                    177,822
  Other costs..............................   186,571        32,994         (4,222)(e)  215,343                    215,343
  Depreciation and amortization............    47,268         9,110          4,114(f)    60,492        2,762(f)     63,254
                                             --------      --------       --------     --------      -------      --------
    Total operating costs and expenses.....   488,341       142,582        (12,902)     618,021        2,762       620,783
                                             --------      --------       --------     --------      -------      --------
    Operating profit.......................    34,770        14,782         12,902       62,454       (2,762)       59,692
  Interest income (expense), net...........   (23,549)          156         (1,546)(d)  (38,703)       3,811(h)    (34,892)
                                                                           (13,764)(g)
  Gain on disposition of broadcast
    station................................    74,940            --                      74,940                     74,940
  Other expense, net.......................    (9,220)       (1,039)                    (10,259)                   (10,259)
                                             --------      --------       --------     --------      -------      --------
Income (loss) before income taxes and
  minority interest........................    76,941        13,899         (2,408)      88,432        1,049        89,481
Income tax (expense) benefit...............   (38,712)       (4,729)         1,164(i)   (42,277)        (732)(i)   (43,009)
Minority interest..........................    (4,298)           --         (7,839)(j)  (12,137)        (425)(j)   (11,865)
                                                                                                         697(k)
                                             --------      --------       --------     --------      -------      --------
NET EARNINGS...............................  $ 33,931      $  9,170       $ (9,083)    $ 34,018      $   589      $ 34,607
                                             ========      ========       ========     ========      =======      ========
Basic weighted average shares
  outstanding..............................   123,062                                                              145,474(n)
                                             ========                                                             ========
Diluted weighted average shares
  outstanding..............................   212,501                                                              298,777(n)
                                             ========                                                             ========
Basic earnings per share...................  $   0.28                                                             $   0.24
                                             ========                                                             ========
Diluted earnings per share.................  $   0.17                                                             $   0.12
                                             ========                                                             ========

                                                                  (Notes follow)

                               USA NETWORKS, INC.

                          UNAUDITED PRO FORMA COMBINED
                       CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
                     (in thousands, except per share data)

                                                                      UNIVERSAL           USAi AND
                                                                     TRANSACTION         UNIVERSAL                     TICKETMASTER
                                                     UNIVERSAL        PRO FORMA          PRO FORMA     TICKETMASTER     PRO FORMA
                                       USAi       TRANSACTION(l)     ADJUSTMENTS          COMBINED     ADJUSTED(m)     ADJUSTMENTS
                                    ----------    ---------------    -----------         ----------    ------------    ------------
NET REVENUES:
  Home Shopping.................    $1,037,060      $       --        $      --          $1,037,060      $     --        $     --
  Networks and Television
    Production..................            --       1,107,604                           1,107,604             --
  Ticketing operations..........       156,378              --                             156,378        205,319
  Broadcasting and other........        68,311              --                              68,311             --
                                    ----------      ----------        ---------          ----------      --------        --------
        Total net revenues......     1,261,749       1,107,604               --          2,369,353        205,319              --
                                    ----------      ----------        ---------          ----------      --------        --------
Operating costs and expenses:
  Cost of sales.................       645,299              --                             645,299         14,023
  Program costs.................            --         700,874          (62,000)(d)        638,874             --
  Other costs...................       424,907         241,725          (12,175)(e)        654,457        158,196
  Depreciation and
    amortization................        97,024          54,881           77,210(f)         229,115         17,757          11,047(f)
                                    ----------      ----------        ---------          ----------      --------        --------
        Total operating costs
          and expenses..........     1,167,230         997,480            3,035          2,167,745        189,976          11,047
                                    ----------      ----------        ---------          ----------      --------        --------
        Operating profit........        94,519         110,124           (3,035)           201,608         15,343         (11,047)
  Interest income (expense),
    net.........................       (26,266)            782          (11,100)(d)       (136,114)        (5,770)         15,244(h)
                                                                        (99,530)(g)
  Other expense, net............       (11,752)        (13,337)                            (25,089)          (416)
                                    ----------      ----------        ---------          ----------      --------        --------
Income (loss) before income
  taxes and minority interest...        56,501          97,569         (113,665)            40,405          9,157           4,197
Income tax (expense) benefit....       (41,051)        (39,028)          50,543(i)         (29,536)        (7,112)            771(i)
Minority interest...............        (2,389)             --          (29,075)(j)        (31,464)         1,800         (6,661)(j)
                                                                                                                            2,389(k)
                                    ----------      ----------        ---------          ----------      --------        --------
NET EARNINGS....................    $   13,061      $   58,541        $ (92,197)         $ (20,595)      $  3,845        $    696
                                    ==========      ==========        =========          ==========      ========        ========
Basic weighted average shares
  outstanding...................       104,780
                                    ==========
Diluted weighted average shares
  outstanding...................       112,244
                                    ==========
Basic earnings per share........    $     0.12
                                    ==========
Diluted earnings per share......    $     0.12
                                    ==========


                                  PRO FORMA
                                   COMBINED
                                  ----------
NET REVENUES:
  Home Shopping.................  $1,037,060
  Networks and Television
    Production..................   1,107,604
  Ticketing operations..........     361,697
  Broadcasting and other........      68,311
                                  ----------
        Total net revenues......   2,574,672
                                  ----------
Operating costs and expenses:
  Cost of sales.................     659,322
  Program costs.................     638,874
  Other costs...................     812,653
  Depreciation and
    amortization................     257,919
                                  ----------
        Total operating costs
          and expenses..........   2,368,768
                                  ----------
        Operating profit........     205,904
  Interest income (expense),
    net.........................    (126,640)
  Other expense, net............     (25,505)
                                  ----------
Income (loss) before income
  taxes and minority interest...      53,759
Income tax (expense) benefit....     (35,877)
Minority interest...............     (33,936)
                                  ----------
NET EARNINGS....................  $  (16,054)
                                  ==========
Basic weighted average shares
  outstanding...................     142,135(n)
                                  ==========
Diluted weighted average shares
  outstanding...................     142,135(n)
                                  ==========
Basic earnings per share........  $     (.11)
                                  ==========
Diluted earnings per share......  $     (.11)
                                  ==========

                                                                  (Notes follow)

                               USA NETWORKS, INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL STATEMENTS
                       (in thousands, except share data)

(a) Ticketmaster Merger. Merger costs and the preliminary determination of the unallocated excess of merger costs over net assets acquired are set forth below:

       Value of 16,040,852 shares of USAi Common Stock issued and assumption of "in the money" stock options................  $465,477
       Estimated transaction costs.................................     2,000
                                                                     --------
                 Total acquisition costs...........................   467,477
       Net assets acquired.........................................    25,579
                                                                     --------
       Unallocated excess of acquisition cost over net assets
         acquired (see note (f))...................................  $441,898
                                                                     ========

     The fair value of shares of USAi Common Stock of $26.37 per share was determined by taking an average of the closing price of USAi Common Stock for a short period just before and just after the terms of the Merger were agreed to by the parties and announced to the public. The purchase price was increased by the difference between $26.37 per share and the average exercise price of the outstanding Ticketmaster options times the number of options outstanding as of January 31, 1998.

     Also reflects the issuance of 10.3 million shares to Universal upon exercise of its mandatory preemptive right to acquire shares at $20 per share in connection with the Merger.

(b) Reflects the elimination of Ticketmaster minority interest recorded in the historical USAi balance sheet.

(c) Reflects the results of operations for the period from January 1, 1998 to February 11, 1998 for Networks and Studios USA, which were acquired by USAi in the Universal Transaction.

(d) Reflects adjustments to programming cost for fair value adjustments and the effects of imputed interest related to present valuing long term program commitments.

(e) Represents certain corporate overhead allocated from Universal to Networks and Studios USA which are no longer being charged.

(f) Reflects additional amortization expense resulting from the increase in intangible assets. The unallocated excess of acquisition costs over net assets acquired has been preliminarily allocated to goodwill, which is being amortized over 40 years. In connection with finalizing the purchase price allocation, USAi is currently evaluating the fair value of assets acquired and liabilities assumed, specifically including television program rights, commitments to produce or purchase television programming, contractual commitments to provide ticketing services and other contractual commitments. Using this information, USAi will make a final allocation of the excess purchase price, including allocation to the intangibles other than goodwill. Accordingly, the purchase accounting information is preliminary.

(g) Reflects the incremental interest expense at a rate of 7.4% resulting from the net increase in borrowings incurred in connection with the Universal Transaction. The 7.4% represents the estimated average interest rate USAi will incur under the new credit agreement used to finance the cash portion of the acquisition cost.

     An interest rate variance of 1/8% would cause a corresponding change in interest expense of $420 and $1,681 for the three months ended March 31, 1998 and the year ended December 31, 1997.

(h) Reflects interest savings on assumed debt reduction of $206 million at an interest rate of 7.4% as a result of the exercise of Universal's mandatory preemptive right described in note (a).

(i) Reflects the income tax effect of the pro forma adjustments, excluding permanent differences between book amounts and tax amounts, utilizing a statutory federal rate of 35% and an estimated state and local tax rate.

                               USA NETWORKS, INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

(j) Reflects net adjustment to record Universal's and Liberty's minority interest in the pro forma pre-tax results of operations.

(k) Reflects the elimination of Ticketmaster minority interest recorded in the historical USAi operations.

(l) Reflects Networks and Studios USA, which were acquired by USAi in the Universal Transaction. See separate Universal Transaction Unaudited Pro Forma Adjusted Combined Condensed Statement of Operations and notes thereto in the USAi Form 8-K dated May 19, 1998.

(m) Reflects the pro forma adjustments to USAi's historical results of operations necessary to reflect a full year of pro forma operations of Ticketmaster. The historical results include Ticketmaster operations since the date of USAi's acquisition of a controlling interest in July 1997. See separate Ticketmaster Group, Inc. Unaudited Pro Forma Adjusted Combined Condensed Statement of Operations for the year ended January 31, 1998 included herein.

(n) For the year ended December 31, 1997, basic pro forma earnings (loss) per common share adjusts the 104,780,000 USAi historical weighted average shares by 7,814,000 shares, which reflects the additional impact of the shares issued in connection with USAi's July 1997 investment in Ticketmaster, 16,040,852 shares issued in connection with the Merger, and 13,500,000 shares issued in connection with the Universal Transaction, as if the respective shares were outstanding for the entire period. For the three months ended March 31, 1998, basic pro forma earnings per share adjusts the 123,062,000 USAi historical basic weighted average shares by 6,371,000 shares, which reflects the additional impact of the shares issued in connection with the Universal Transaction and 16,040,852 shares to be issued in connection with the Merger (excluding shares issuable (i) to USAi, (ii) upon exercise of Ticketmaster Options, and (iii) upon exercise of Universal's and Liberty's preemptive rights).

     Diluted weighted average shares outstanding gives effect to stock options and convertible debt, when applicable, and the impact of common stock equivalents of Ticketmaster. For the year ended December 31, 1997, diluted pro forma earnings (loss) per common share is considered to be the same as basic earnings (loss) per common share since the effect of certain potentially dilutive securities is anti-dilutive. For the three months ended March 31, 1998, diluted pro forma earnings per share adjusts the 212,501,000 USAi historical diluted weighted average shares by 58,362,629 shares, which reflects the additional dilutive impact of the shares issued in connection with the Universal Transaction (assuming the conversion of LLC Shares into USAi shares) and 17,612,852 shares (excluding shares issuable (i) to USAi, and (ii) upon exercise of Universal's and Liberty's preemptive rights) to be issued in connection with the Merger and the potential dilutive impact of Ticketmaster stock options to be converted into USAi options at the conversion ratio of 1.126 and 10,300,000 LLC Shares for Universal's mandatory preemptive obligation (assuming the conversion of LLC Shares into USAi shares).

                            TICKETMASTER GROUP, INC.

                     UNAUDITED PRO FORMA ADJUSTED COMBINED
                       CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED JANUARY 31, 1998
                                 (in thousands)

                                       TICKETMASTER                TICKETMASTER    TICKETMASTER      USAI
                                       CONSOLIDATED    ACQUIRED     PRO FORMA       PRO FORMA      PRO FORMA    TICKETMASTER
                                         BUSINESS     BUSINESSES   ADJUSTMENTS       COMBINED     ADJUSTMENTS     ADJUSTED
                                       ------------   ----------   ------------    ------------   -----------   ------------
REVENUES:
  Ticketing operations...............    $295,419      $20,796       $   (79)(1)     $316,136      $(156,378)(5)   $159,758
  Concession control systems.........      30,036                                      30,036                       30,036
  Publications.......................      13,067                                      13,067                       13,067
  Merchandising......................       2,458                                       2,458                        2,458
                                         --------      -------       -------         --------      ---------      --------
                                          340,980       20,796           (79)         361,697       (156,378)      205,319
                                         --------      -------       -------         --------      ---------      --------
Operating costs, expenses and other
  items:
  Cost of sales......................     185,907       10,839           (79)(1)      196,667       (182,644)(5)     14,023
  Other costs........................     101,075        5,434                        106,509         51,687(5)    158,196
  Depreciation and amortization......      24,473          984           924(2)        26,381        (10,987)(5)     17,757
                                                                                                       2,363(6)
                                         --------      -------       -------         --------      ---------      --------
                                          311,455       17,257           845          329,557       (139,581)      189,976
                                         --------      -------       -------         --------      ---------      --------
    Operating profit.................      29,525        3,539          (924)          32,140        (16,797)       15,343
  Interest income (expense), net.....      (9,560)          45          (690)(3)      (10,205)         4,435(5)     (5,770)
  Other expense, net.................          --                                           0           (416)(5)       (416)
                                         --------      -------       -------         --------      ---------      --------
Income (loss) before income taxes and
  minority interest..................      19,965        3,584        (1,614)          21,935        (12,778)        9,157
Income tax (expense) benefit.........     (11,883)        (484)         (291)(4)      (12,658)         5,546(5)     (7,112)
Minority interest....................          65          240                            305          1,495(5)      1,800
                                         --------      -------       -------         --------      ---------      --------
NET EARNINGS.........................    $  8,147      $ 3,340       $(1,905)        $  9,582      $  (5,737)     $  3,845
                                         ========      =======       =======         ========      =========      ========

                                                   (See notes on following page)

                            TICKETMASTER GROUP, INC.
                     NOTES TO UNAUDITED PRO FORMA ADJUSTED
                    COMBINED CONDENSED FINANCIAL STATEMENTS

     (1) Represents the elimination of license fees paid by Canada to Ticketmaster during the year.

     (2) Represents amortization arising from the purchased user agreements and excess purchase price paid for the net assets of a joint venture partner's 50% equity interest in Ticketmaster-Northwest and Synchro Systems Limited, joint venture partners' 67% equity interest in Ticketmaster-Southeast and a licensee's 100% equity interest in the Canadian licensee. The purchased user agreements are being amortized using a discounted cash flow method through the expiration date of the underlying contracts, generally ranging from 3 to 10 years. The cost in excess of net assets acquired is being amortized over a 30-year period.

     (3) Represents the interest expense resulting from additional borrowings under Ticketmaster's credit agreement incurred by Ticketmaster as if the acquisitions had taken place on February 1, 1997, at rates of interest incurred by Ticketmaster during the year, approximately 7.0%.

     (4) Represents the related income tax effect of the pro forma adjustments utilizing a statutory federal rate of 34% and a statutory rate for state and foreign taxes based on the rate in the applicable jurisdiction.

     (5) Represents elimination of amounts reflected in USAi 1997 historical results of operations and certain reclassifications to conform to USAi presentation. USAi acquired a controlling interest in Ticketmaster in July 1997.

     (6) Represents additional amortization on goodwill arising from USAi's July 1997 acquisition of a controlling interest in Ticketmaster to give effect to the acquisition as of January 1, 1997.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

     Shares of USAi Common Stock have been quoted on NASDAQ under the symbol USAi since February 15, 1998 and previously under the symbols HSNI since December 23, 1996 and SKTV since August 26, 1993. Shares of Ticketmaster Common Stock have been quoted on NASDAQ under the symbol TKTM since November 19, 1996.

     The following table gives effect to the Stock Split and sets forth the range of the high and low sales prices of USAi Common Stock and Ticketmaster Common Stock as reported on NASDAQ for the periods indicated:

                                                                    USAi
                                                                COMMON STOCK
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
Fiscal 1996
  First Quarter.............................................  $17.38    $13.75
  Second Quarter............................................   17.25     14.00
  Third Quarter.............................................   15.25     10.63
  Fourth Quarter............................................   13.25     10.50
Fiscal 1997
  First Quarter.............................................  $14.50    $10.00
  Second Quarter............................................   17.00     11.13
  Third Quarter.............................................   20.50     15.25
  Fourth Quarter............................................   25.78     18.32
Fiscal 1998
  First Quarter.............................................  $29.31    $23.00
  Second Quarter (through May 18, 1998).....................  $27.63    $22.75

                                                                TICKETMASTER
                                                                COMMON STOCK
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
Fiscal 1997
  Fourth Quarter (commencing November 19, 1996).............  $15.00    $10.25
Fiscal 1998
  First Quarter.............................................  $14.63    $11.75
  Second Quarter............................................   17.75     11.63
  Third Quarter.............................................   25.00     16.00
  Fourth Quarter............................................   24.50     20.88
Fiscal 1999
  First Quarter.............................................  $30.38    $24.38
  Second Quarter (through May 18, 1998).....................  $28.31    $26.50

     On October 22, 1997, the last full trading day prior to the public announcement of USAi's Initial Proposal, the closing price of USAi Common Stock was $23.50 per share (as adjusted for the Stock Split) and the closing price of Ticketmaster Common Stock was $25.00 per share. On March 9, 1998, the last full trading day prior to the public announcement of an agreement in principle concerning the economic terms of the proposed Merger, the closing price of USAi Common Stock was $26.38 per share (as adjusted for the Stock Split) and the closing price of Ticketmaster Common Stock was $26.38 per share. On May 18, 1998, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing price of USAi Common Stock was $24.00 per share and the closing price of Ticketmaster Common Stock was $26.50 per share. TICKETMASTER SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER.

     USAi has paid no cash dividends on the USAi Common Stock to date and does not anticipate paying cash dividends in the immediate future. Additionally, USAi's current loan facility precludes the payment of dividends.

     Since November 17, 1993, Ticketmaster has not declared or paid any cash dividends on the Ticketmaster Common Stock and does not anticipate paying cash dividends in the immediate future. Additionally, Ticketmaster's current loan facilities place restrictions and limitations upon the payment of dividends.

DESCRIPTION OF USAi CAPITAL STOCK

     As of the date of this Proxy Statement/Prospectus, the authorized capital stock of USAi consists of 800,000,000 shares of USAi Common Stock, 200,000,000 shares of USAi Class B Common Stock and 15,000,000 shares of preferred stock, par value $.01 per share ("USAi Preferred Stock").

     COMMON STOCK AND CLASS B COMMON STOCK

     As of the Record Date, there were 103,087,542 shares of USAi Common Stock outstanding held of record by approximately 37,000 shareholders and 31,181,726 shares of USAi Class B Common Stock outstanding held of record by six shareholders. Upon consummation of the Merger, there would be outstanding approximately 119,128,394 shares of USAi Common Stock and 31,181,726 shares of USAi Class B Common Stock.

     With respect to matters that may be submitted to a vote or to the consent of the USAi shareholders, including the election of directors, each holder of USAi Class B Common Stock is entitled to ten votes for each share of USAi Class B Common Stock held and will vote together with the holders of USAi Common Stock as a single class. Notwithstanding the foregoing, the holders of USAi Common Stock, acting as a single class, are entitled to elect 25% of the total number of directors, and, in the event that 25% of the total number of directors shall result in a fraction of a director, then the holders of USAi Common Stock, acting as a single class, are entitled to elect the next higher whole number of directors.

     Shares of USAi Class B Common Stock are convertible into shares of USAi Common Stock at the option of the holder thereof at any time on a share-for-share basis. Such conversion ratio will in all events be equitably preserved in the event of any recapitalization of the corporation by means of a stock dividend on, or a stock split or combination of, outstanding USAi Common Stock or USAi Class B Common Stock, or in the event of any merger, consolidation or other reorganization of the corporation with another corporation. Upon the conversion of USAi Class B Common Stock into shares of USAi Common Stock, said shares of USAi Class B Common Stock will be retired and will not be subject to reissue. Shares of USAi Common Stock are not convertible into shares of USAi Class B Common Stock.

     In all other respects, the USAi Common Stock and the USAi Class B Common Stock are identical. The holders of USAi Common Stock and the holders of USAi Class B Common Stock are entitled to receive, share for share, such dividends as may be declared by the USAi Board out of funds legally available therefor. In the event of a liquidation, dissolution, distribution of assets or winding-up of USAi, the holders of USAi Common Stock and the holders of USAi Class B Common Stock are entitled to share ratably in all the assets of USAi available for distribution to its shareholders, after the rights of the holders of the USAi Preferred Stock, if any, have been satisfied.

     On February 12, 1998, pursuant to an Investment Agreement, dated as of October 19, 1997, as amended and restated as of December 18, 1997 (the "Investment Agreement"), among Universal, HSN, Inc. (now USAi), Home Shopping and Liberty, USAi acquired from Universal, Networks, a New York general partnership, consisting of cable television networks USA/Sci-Fi, as well as Universal's domestic television production and distribution businesses (the "Universal Transaction"). In connection therewith, USAi granted to Universal and Liberty certain preemptive rights which generally provide that each of Universal and Liberty may elect to purchase a number of shares of USAi stock (or shares of a subsidiary of USAi exchangeable for shares of USAi stock ("LLC Shares")) so that the percentage equity interest such entity owned of USAi after the Universal Transaction will be the same as before such transaction (in each case, assuming the exchange of all LLC Shares owned by Universal and Liberty and shares of Home Shopping owned by a subsidiary of Liberty). In addition, Liberty and Universal were each granted certain limited preemptive rights at $20 per share of USAi Common Stock (as adjusted for the Stock Split) relating to certain specific USAi stock issuances, including the issuance of up to 12.6 million shares of USAi Common Stock in the Merger

(which preemptive right is mandatory in the case of Universal). With the exception of these limited events, of which the only remaining event that is still expected to occur is the Merger, the purchase price for shares of USAi stock pursuant to a preemptive right election is the fair market value of the USAi stock (or LLC Share) purchased. Subject to certain limits set forth in the Governance Agreement, Universal may elect to receive shares of USAi Common Stock or USAi Class B Common Stock in connection with a preemptive exercise (or LLC Shares exchangeable therefor); Liberty's preemptive exercises are for USAi Common Stock only (or LLC Shares exchangeable for shares of USAi Common Stock).

     The USAi Certificate of Incorporation provides that there can be no stock dividends or stock splits or combinations of stock declared or made on USAi Common Stock or USAi Class B Common Stock unless the shares of USAi Common Stock and USAi Class B Common Stock then outstanding are treated equally and identically.

     The shares of USAi Common Stock to be issued in connection with the Merger will be validly issued, fully paid and non-assessable.

     PREFERRED STOCK

     As of the Record Date, there were no shares of USAi Preferred Stock outstanding. The USAi Preferred Stock may be issued from time to time in one or more series. The USAi Board has authority, by resolution, to designate the powers, preferences, rights and qualifications, limitations and restrictions of the USAi Preferred Stock. The USAi Board has no present plan or intention to issue any USAi Preferred Stock.

     DELAWARE GENERAL CORPORATION LAW SECTION 203

     As a corporation organized under the laws of the State of Delaware, USAi is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which restricts certain business combinations between USAi and an "interested shareholder" (as defined in the DGCL) or its affiliates or associates for a period of three years following the date on which the shareholder becomes an "interested shareholder." The restrictions do not apply if (i) prior to an interested shareholder becoming such, the USAi Board approves either the business combination or the transaction in which the shareholder becomes an interested shareholder, (ii) upon consummation of the transaction in which any person becomes an interested shareholder, such interested shareholder owns at least 85% of the voting stock of USAi outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of USAi) or (iii) on or subsequent to the date an interested shareholder becomes such, the business combination is both approved by the USAi Board and authorized at an annual or special meeting of USAi shareholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested shareholders. See "-- Comparison of Rights of Shareholders of Ticketmaster and USAi -- Anti-Takeover Provisions."

     The USAi Board has previously approved for purposes of Section 203 of the DGCL certain transactions among Barry Diller, Universal and Liberty and their respective affiliates and associates and USAi, which transactions may have resulted in Mr. Diller, Universal and/or Liberty becoming an "interested shareholder" of USAi.

STOCK EXCHANGE LISTING; DELISTING AND DEREGISTRATION OF TICKETMASTER COMMON
STOCK

     It is a condition to the Merger that the shares of USAi Common Stock issuable in the Merger be authorized for quotation on NASDAQ. If the Merger is consummated, Ticketmaster Common Stock will cease to be listed for quotation on NASDAQ and will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

COMPARISON OF RIGHTS OF SHAREHOLDERS OF TICKETMASTER AND USAI

     AS A RESULT OF THE MERGER, TICKETMASTER SHAREHOLDERS WILL BECOME USAI SHAREHOLDERS, AND THEIR RIGHTS WILL BE GOVERNED BY THE DGCL AND BY USAI'S CERTIFICATE OF INCORPORATION AND BY-LAWS, WHICH DIFFER IN CERTAIN

MATERIAL RESPECTS FROM THE IBCA AND TICKETMASTER'S ARTICLES OF INCORPORATION AND BYLAWS. THE FOLLOWING IS A SUMMARY OF THE MATERIAL DIFFERENCES BETWEEN THE RIGHTS OF TICKETMASTER SHAREHOLDERS AND USAi SHAREHOLDERS.

     GENERAL

     Ticketmaster is an Illinois corporation and USAi is a Delaware corporation. Ticketmaster shareholders, whose rights are currently governed by the IBCA, Ticketmaster's Amended and Restated Articles of Incorporation (the "Ticketmaster Articles") and Ticketmaster's Amended and Restated Bylaws (the "Ticketmaster Bylaws"), will, at the Effective Time of the Merger, become USAi shareholders and their rights as such will be governed by the DGCL, USAi's Restated Certificate of Incorporation (the "USAi Certificate") and USAi's By-Laws (the "USAi By-Laws"). Certain differences between the rights of Ticketmaster shareholders and USAi shareholders are summarized below. For information as to how you may obtain copies of the Ticketmaster Articles, the Ticketmaster Bylaws, the USAi Certificate and the USAi By-Laws, see "Additional Information -- Where You Can Find More Information."

     AUTHORIZED CAPITAL

     The authorized capital stock of Ticketmaster consists of 80,000,000 shares of Ticketmaster Common Stock, one share of Series A redeemable convertible preferred stock, no par value, and 19,999,999 shares of undesignated preferred stock, no par value.

     The authorized capital stock of USAi consists of 800,000,000 shares of USAi Common Stock, 200,000,000 shares of USAi Class B Common Stock and 15,000,000 shares of USAi Preferred Stock.

     VOTING POWER OF COMMON STOCK

     USAi has a "dual class" common stock structure, consisting of USAi Common Stock and USAi Class B Common Stock, with each share of USAi Class B Common Stock generally entitled to 10 votes and generally voting together with the USAi Common Stock on all matters submitted for the vote or consent of USAi shareholders, other than in the case of matters as to which the DGCL provides for a separate class vote and other than the election of 25% of the USAi directors. See "-- Board of Directors." Based on the number of shares of USAi Class B Common Stock outstanding as of the date of this Proxy Statement/Prospectus and expected to be outstanding upon consummation of the Merger, the holders of USAi Class B Common Stock can control the vote of any matter submitted to USAi shareholders voting together as a single class except as noted above. Ticketmaster has one class of common stock, and each share of Ticketmaster Common Stock is entitled to one vote per share.

     BOARD OF DIRECTORS

     The Ticketmaster Bylaws provide that the number of directors will not be less than five or more than ten, as determined by the Ticketmaster Board. In the absence of a resolution fixing the number of directors, the Ticketmaster Bylaws state that the number shall be fixed at seven. Currently, the number of directors is nine. The term of each director is one year or until such time as the director's successor is duly elected.

     The USAi By-Laws provide that the USAi Board shall determine the number of directors by resolution. Currently, the number of directors is 11. The term of each director is one year or until such time as the director's successor is duly elected. The USAi Certificate provides that the holders of USAi Common Stock, acting as a single class, elect 25% of the total number of directors, with the remaining directors elected by the holders of USAi Common Stock and USAi Class B Common Stock voting together as a single class. If 25% of the total number of directors results in a fraction, then the holders of USAi Common Stock are entitled to elect the next higher whole number of directors.

     DISSENTERS' OR APPRAISAL RIGHTS

     The IBCA grants to shareholders of an Illinois corporation the right to dissent and receive the fair value of their shares in the event of certain amendments to the articles of incorporation that adversely affect their shares, or certain business transactions, including certain mergers. For a description of Ticketmaster shareholders' dissenters' rights under the IBCA, see "-- Dissenters' Rights."

     Under the DGCL, appraisal rights may be available in connection with a statutory merger or consolidation in certain specific situations. Appraisal rights are not available under the DGCL when a corporation is to be the surviving corporation and no vote of its shareholders is required to approve the merger or consolidation. In addition, no appraisal rights are available to holders of shares of any class of stock which is either: (a) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (b) held of record by more than 2,000 shareholders, unless such shareholders are required by the terms of the merger or consolidation to accept anything other than: (i) shares of the surviving corporation, (ii) shares of stock that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders, (iii) cash in lieu of fractional shares or (iv) any combination of the foregoing. Shareholders who perfect their appraisal rights are entitled to receive cash from the corporation equal to the value of their shares as established by judicial appraisal. Corporations may enlarge these statutory rights by including in their certificate of incorporation a provision allowing the appraisal rights in any merger or consolidation in which the corporation is a constituent corporation. The USAi Certificate does not contain a provision enlarging such appraisal rights.

     VOTE ON CERTAIN FUNDAMENTAL ISSUES

     The IBCA requires that a plan of merger, consolidation, exchange, sale of all or substantially all of a corporation's assets other than in the ordinary course, or dissolution of a corporation be approved by at least two-thirds of the outstanding shares of the corporation entitled to vote thereon. The IBCA permits corporations to supersede the two-thirds voting requirement in their articles of incorporation, but not to reduce the voting requirement to less than a majority. The Ticketmaster Articles have superseded the two-thirds voting requirement to allow for approval of the foregoing business transactions by a majority of the outstanding shares entitled to vote thereon.

     The DGCL requires that any merger, consolidation, sale of all or substantially all of the assets, or dissolution of a corporation be approved by the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon. Neither the USAi Certificate nor the USAi By-Laws alter this shareholder approval requirement.

     CUMULATIVE VOTING

     The IBCA provides that in all elections for directors, every shareholder shall have the right to vote the number of shares owned by him or her for as many persons as there are directors to be elected, or to cumulate such shares, and give one candidate as many votes as is equal to the number of directors to be elected multiplied by the number of such shareholder's shares, or to distribute such votes in any proportion among any number of candidates. Corporations incorporated after June 30, 1971 may limit or eliminate cumulative voting rights in all or specified circumstances. The Ticketmaster Articles prohibit cumulative voting for directors.

     The DGCL provides that the certificate of incorporation of any corporation may grant shareholders the right to cumulate their votes. The USAi Certificate does not provide shareholders the right to cumulate votes in the election of directors. Therefore, a plurality of the votes cast at any meeting of shareholders at which directors are to be elected shall elect directors, except that the USAi Certificate entitles the holders of Common Stock to elect 25% of the directors, or the next higher whole number if 25% is a fraction. See
"-- Board of Directors."

     PAYMENT OF DIVIDENDS

     The IBCA and the Ticketmaster Bylaws authorize the Ticketmaster Board to make distributions to the Ticketmaster shareholders. No distribution may be made if, after giving effect to such distribution, Ticketmaster would be insolvent or its net assets would be less than zero or less than the maximum amount payable at the time of distribution to shareholders having preferential liquidation rights (if liquidation was imminent). Ticketmaster has not paid cash dividends on Ticketmaster Common Stock since November 17, 1993.

     The DGCL allows a corporation to pay dividends out of its surplus or, if there is no surplus, out of net profits for the fiscal year in which dividends are declared or out of net profits for the preceding fiscal year. The USAi By-Laws grant the USAi Board the power to declare dividends at any regular or special meeting of the USAi Board and provide that dividends can be paid in cash, property, contractual rights or shares of capital stock. USAi has never paid cash dividends on USAi Common Stock.

     SPECIAL MEETINGS OF THE SHAREHOLDERS

     Under the IBCA and the Ticketmaster Bylaws, special meetings of the shareholders may be called by the Chairman of the Ticketmaster Board, by the President, by the Ticketmaster Board (pursuant to a resolution adopted by a majority of the directors) or by holders of not less than one-fifth of all the outstanding shares entitled to vote on the matter for which the meeting is called.

     The DGCL provides that the Board of Directors or such other persons as authorized by the certificate of incorporation or by the bylaws may call a special meeting of the shareholders. The USAi By-Laws provide that the Chairman of the Board or a majority of the USAi Board may call a special meeting of the shareholders.

     SHAREHOLDER ACTION BY WRITTEN CONSENT

     The IBCA and the Ticketmaster Bylaws permit Ticketmaster shareholders to act by written consent whenever any action is required to be taken by a vote at a special or annual shareholder meeting; provided that any such written consent must be signed by at least the holders of shares having the number of votes required to authorize the action at a meeting at which all shares entitled to vote as to the matter were present and voting. If the written consent is not unanimous, it will only be effective if the corporation delivers a notice to each shareholder entitled to vote at least five days prior to the execution of the consent and a notice to each shareholder who did not consent subsequent to the effective date of the consent. If the action taken by written consent necessitates the filing of a certificate under the IBCA, the certificate must state that the written consent and the required notices, if any, have been delivered in accordance with the law.

     The DGCL and the USAi By-Laws also permit shareholder action to be taken pursuant to written consent signed by shareholders having not less than the minimum number of votes necessary to authorize or take such action; provided that if a corporate action is taken by less than a unanimous written consent, subsequent notice is sent to those shareholders who did not consent in writing.

     AMENDMENT OF GOVERNING DOCUMENTS

     Incorporation Documents. Generally under the IBCA, the Board of Directors must recommend and two-thirds of the shareholders entitled to vote must approve amendments to a corporation's articles of incorporation, other than those amendments relating to certain immaterial procedural matters. If a specified amendment affects the rights of holders of a particular class of securities, then those shareholders must approve the amendment (by a two-thirds vote) even if that class of shareholders would not ordinarily have voting rights. The IBCA permits corporations to supersede the two-thirds voting requirement in their articles of incorporation. The Ticketmaster Articles have superseded the requirement for two-thirds shareholder approval to allow for majority approval instead.

     Under the DGCL, the USAi Board must adopt a resolution setting forth the proposed amendment to the certificate of incorporation, declare its advisability and call either a special meeting for the consideration of the proposed amendment or direct that the amendment be considered at the next annual meeting. Subject to certain exceptions (in which case supermajority votes are required), a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, must approve the amendment.

     Bylaws. Under the IBCA and the Ticketmaster Bylaws, either the Ticketmaster Board or the shareholders have the power to make, alter, amend or repeal the bylaws of the corporation; provided, however, that no bylaws adopted by shareholders may be altered, amended or repealed by the Ticketmaster Board. The Ticketmaster Bylaws additionally require that notice be given in the manner prescribed therein.

     Under the DGCL, shareholders have the authority to make, alter, amend or repeal the bylaws of a corporation and such power may be delegated to the Board of Directors. The USAi Certificate expressly authorizes the USAi Board to make, alter or repeal the USAi By-Laws.

     ANTI-TAKEOVER PROVISIONS

     Section 11.75 of the IBCA prohibits a corporation from engaging in certain business combinations with any interested shareholder (generally, a shareholder whose beneficial ownership in the corporation is, or in certain cases was, at least 15% of the outstanding voting securities, and affiliates of such shareholders) for a period of three years following the date on which such shareholder became an interested shareholder, unless (i) prior to the time that a person or entity becomes an interested shareholder, the board of directors of the corporation approved the business combination or the transaction in which such shareholder became an interested shareholder, (ii) upon the consummation of the transaction in which the shareholder became an interested shareholder, such shareholder owned at least 85% of the outstanding voting shares of the corporation (excluding shares held by certain persons set forth in the statute) or (iii) at, or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of the shareholders, and not by written consent, by the affirmative vote of at least
66 2/3% of the outstanding voting shares which are not owned by the interested shareholder. Certain exemptions exist under this statute. The Ticketmaster Board has previously approved for purposes of Section 11.75 of the IBCA, the Stock Exchange Agreement which resulted in USAi becoming an "interested shareholder" of Ticketmaster.

     Under Section 7.85 of the IBCA, a corporation may not enter into a business combination with any interested shareholder (defined substantially as in Section 11.75, above) unless the transaction has been approved by the holders of at least 80% of the outstanding voting shares of the corporation and the holders of a majority of the voting shares of the corporation not held by such interested shareholders and their affiliates or associates. The heightened shareholder voting requirement of Section 7.85 does not apply if (i) the business combination has been approved by two-thirds of the "disinterested directors," or
(ii) certain procedural requirements and requirements relating to the consideration to be paid are met. For purposes of Section 7.85, a "disinterested director" is a director who (i) is neither the interested shareholder nor its affiliate or associate, (ii) was a director before the interested shareholder became an interested shareholder or before 1997, or was recommended to succeed a disinterested director by a majority of disinterested directors, and (iii) was not nominated to be a director by the interested shareholder or its affiliates or associates. The disinterested directors of the Ticketmaster Board have unanimously approved the Merger Agreement and the Merger. See "The Merger-Background -- Background of the Merger."

     Section 203 of the DGCL also limits certain business combinations of Delaware corporations with interested shareholders. Under the DGCL, an interested shareholder (a shareholder whose beneficial ownership in the corporation is at least 15% of the outstanding voting securities) cannot enter certain business combinations with the corporation for a period of three years following the time that such shareholder became an interested shareholder unless, (i) prior to such time, a corporation's board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder, (ii) upon consummation of the transaction in which any person becomes an interested shareholder, such interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the corporation) or (iii) at or subsequent to such time, the business combination is both approved by the board of directors and authorized at an annual or special meeting of shareholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested shareholder. The USAi Certificate does not provide for an "opt-out" from this provision of the DGCL and, therefore, it applies to USAi.

     LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS

     The IBCA and the Ticketmaster Articles provide that no director will be personally liable to Ticketmaster or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to Ticketmaster or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) arising under Section 8.65 of the IBCA if (a) the director votes for or assents to a prohibited distribution or (b) the director of a dissolved corporation fails to take reasonable steps to give notice to a known creditor or carries on business other than that necessary to wind up its affairs after the articles of dissolution have been filed; or (iv) for any transaction from which the director derived an improper personal benefit.

     The USAi Certificate is similar to the IBCA and Ticketmaster Articles except that the USAi Certificate does not address the liability of a director of a dissolved corporation as referred to above in clause (iii)(b).

     Generally, the IBCA provides that a corporation may indemnify any person who is a party or is threatened to be made a party to any proceeding by reason of the fact that such person is a director, officer, employee or agent of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action, had no reasonable cause to believe his or her actions were unlawful. The Ticketmaster Articles provide that the corporation will indemnify those persons set forth in the IBCA to the fullest extent it is permitted to indemnify such persons.

     The DGCL is similar to the IBCA with respect to indemnification. The USAi Certificate and the USAi By-Laws provide for the indemnification of directors and officers to the fullest extent permitted by the DGCL against liability arising by reason of the fact that such individual was a director or officer of USAi.

     In general, the indemnification provided for under the IBCA and the DGCL is not deemed to be exclusive of any nonstatutory indemnification rights provided to directors, officers and employees under any bylaw, agreement or vote of shareholders or disinterested directors.

EXPLANATORY NOTE: Pages 51-65 of this document contain Ticketmaster Proxy Statement information only and shall not be deemed to constitute prospectus information.

                               THE ANNUAL MEETING

BUSINESS TO BE CONDUCTED AT THE ANNUAL MEETING

MATTERS TO BE CONSIDERED

     This Proxy Statement/Prospectus is furnished to holders of Ticketmaster Common Stock in connection with the solicitation of proxies by the Ticketmaster Board for use at the Annual Meeting of Shareholders of Ticketmaster (the "Annual Meeting") to be held for the purposes described in this Proxy Statement/ Prospectus. Each copy of this Proxy Statement/Prospectus mailed to holders of Ticketmaster Common Stock is accompanied by a form of proxy for use at the Annual Meeting.

     In connection with the Annual Meeting, Ticketmaster shareholders will be asked:

          1. To vote on a proposal to approve the terms of the Merger Agreement, pursuant to which Ticketmaster would become a wholly owned subsidiary of USAi;

          2. To elect nine directors to serve as directors of Ticketmaster until the next annual meeting of shareholders, or until consummation of the Merger, whichever occurs earlier; and

          3. To ratify the appointment of Ernst & Young LLP as Ticketmaster's independent auditors for the fiscal year ending January 31, 1999.

DATE, TIME AND PLACE OF MEETING

     The Annual Meeting will be held on Tuesday, June 23, 1998 at 10:00 a.m., local time, at the Park Hyatt Hotel located at 2151 Avenue of the Stars, Century City, California 90067.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

     Only holders of record of Ticketmaster Common Stock at the close of business on May 12, 1998 (the "Record Date") are entitled to notice of, and will be entitled to vote at, the Annual Meeting. Each share of Ticketmaster Common Stock is entitled to one vote on each matter being submitted to a vote of shareholders at the Annual Meeting. At the close of business on the Record Date, there were 26,427,951 shares of Ticketmaster Common Stock outstanding and entitled to vote, held of record by approximately 100 shareholders.

VOTING AND REVOCATION OF PROXIES

     The proxy accompanying this Proxy Statement/Prospectus is solicited on behalf of the Ticketmaster Board for use at the Annual Meeting. You are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Ticketmaster. All proxies that are properly executed and returned, and that are not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted FOR each of the proposals described in this Proxy Statement/Prospectus.

     The Ticketmaster Board does not presently intend to bring any business before the Annual Meeting other than the specific proposals referred to in this Proxy Statement/Prospectus and specified in the notice of the Annual Meeting. So far as is known to the Ticketmaster Board, no other matters are to be brought before the Annual Meeting. If any other business properly comes before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted on such matters in accordance with the judgment of the persons voting such proxies.

     If the Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies (except for any proxies that have theretofore effectively been revoked or withdrawn) will be voted in the same manner as such proxies would have been voted at the original convening of the Annual Meeting.

     A Ticketmaster shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by delivering to the Secretary of Ticketmaster a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

QUORUM; VOTE REQUIRED

     The required quorum for the transaction of business at the Annual Meeting is a majority of shares of Ticketmaster Common Stock issued and outstanding on the Record Date, which shares must be present in person or represented by proxy at the Annual Meeting. Approval and authorization by the Ticketmaster shareholders of the Merger Agreement requires the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Ticketmaster Common Stock. Approval by the Ticketmaster shareholders of the nominees for directors and the ratification of the appointment of Ticketmaster's independent auditors requires the affirmative vote of a majority of the shares of Ticketmaster Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on such matters. Abstentions and broker non-votes are counted for purposes of determining whether there is a quorum at the Annual Meeting. A non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. If you abstain or if your shares become broker non-votes, such votes have the same effect as a vote against the Merger Agreement. With respect to the other proposals, abstentions will have the same effect as a vote against such proposals, while broker non-votes will have no effect on the outcome of such proposals.

     USAi currently owns approximately 47% of the outstanding shares of Ticketmaster Common Stock and has agreed to vote such shares in favor of the Merger Agreement. Accordingly, shareholder approval is virtually assured.

SOLICITATION OF PROXIES AND EXPENSES

     Ticketmaster will bear the cost of the solicitation of proxies from its shareholders. In addition to solicitation by mail, the directors, officers and employees of Ticketmaster may solicit proxies from shareholders by telephone, telegram, letter, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Ticketmaster will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to person for whom they hold shares of Ticketmaster Common Stock and to request authority for the exercise of proxies. In such cases, Ticketmaster, upon the request of the record holders, will reimburse such holders for their reasonable expenses.

DESCRIPTION OF PROPOSALS AND TICKETMASTER BOARD RECOMMENDATIONS

     The Ticketmaster Board has considered each of the proposals described in this Proxy Statement/ Prospectus and believes that each proposal is in the best interests of Ticketmaster's shareholders.

     THE TICKETMASTER BOARD RECOMMENDS THAT YOU VOTE FOR EACH PROPOSAL DESCRIBED IN THIS SECTION.

           YOUR PROXY WILL BE SO VOTED UNLESS YOU SPECIFY OTHERWISE.

MERGER PROPOSAL

     At the Annual Meeting, Ticketmaster shareholders will be asked to approve and authorize the Merger Agreement pursuant to which Ticketmaster would become a wholly owned subsidiary of USAi. See "The Merger."

ELECTION OF TICKETMASTER DIRECTORS

     At the Annual Meeting, Ticketmaster shareholders will be asked to elect the following nine director nominees to serve as directors of Ticketmaster for the ensuing year, or until completion of the Merger, whichever occurs earlier: Paul
G. Allen, Peter R. Barton, Barry Diller, Jonathan L. Dolgen, James G. Held, John
A. Pritzker, Fredric D. Rosen, William D. Savoy and Terence M. Strom. In the event that the Ticketmaster shareholders vote to approve and authorize the Merger Agreement and the Merger, we expect to complete the Merger as quickly as possible after the Annual Meeting. Upon completion of the Merger, the board of directors of USAi Subsidiary will become the board of directors of the Surviving Corporation of the Merger. Accordingly, in the event that the Ticketmaster shareholders approve and authorize the Merger Agreement and the Merger at the Annual Meeting, it is expected that the directors elected at the Annual Meeting will serve as directors of Ticketmaster for only a very short period of time. In the event that the Merger Agreement and the Merger are not approved by the Ticketmaster shareholders or in the event that the Merger is not completed for any other reason, the directors elected at the Annual Meeting will serve as directors of Ticketmaster until the next succeeding annual meeting of shareholders and until their successors have been duly elected.

     In the event that any nominee named herein for election as a director at the Annual Meeting is not available or willing to serve when the election occurs, proxies in the accompanying form may be voted for a substitute as well as for the other persons named herein. All of the nominees currently serve as directors of Ticketmaster.

     INFORMATION CONCERNING THE NOMINEES FOR ELECTION AS DIRECTORS

     Information concerning the nine nominees for election as directors, including their principal occupations and employment, is set forth below.

     Paul G. Allen, 45, has served as a director and Chairman of the Board of Ticketmaster since December 1993. Mr. Allen has been a private investor for more than five years, with interests in a wide variety of companies, many of which focus on multimedia digital communications such as Asymetrix Corp. and Interval Research Corporation, of which Mr. Allen is the controlling shareholder and a director. In addition, Mr. Allen is the Chairman of the Board of Trail Blazers Inc., owner of the Portland franchise of the National Basketball Association. Mr. Allen currently serves as a director of Microsoft Corporation and, since July 1997, has served as a director of USAi. Mr. Allen also serves as a director of various private corporations.

     Peter R. Barton, 47, has served as a director of Ticketmaster since July 1997. Mr. Barton has served as President of Barton and Associates, a private investment firm specializing in technology and software, since April 1997. From 1990 to 1997, Mr. Barton was President and CEO of Liberty Media Corporation, a holding company with positions in cable networks and broadcasting companies. Mr. Barton has served as a director of Ascent Entertainment Group, Inc. since June 1997 and as a director of First Albany Companies, Inc. since August 1997.

     Barry Diller, 56, has served as a director of Ticketmaster since July 1997. Mr. Diller has been a director and Chairman of the Board and Chief Executive Officer of USAi since August 24, 1995. He was Chairman of the Board and Chief Executive Officer of QVC, Inc. from December 1992 through December 1994. From 1984 to 1992, Mr. Diller served as the Chairman of the Board and Chief Executive Officer of Fox, Inc. Prior to joining Fox, Inc., Mr. Diller served for ten years as Chairman of the Board and Chief Executive Officer of Paramount Pictures Corporation. Mr. Diller is also a director of The Seagram Company, Ltd. and Golden Books Family Entertainment, Inc. He also serves on the Board of the Museum of Television and Radio and is a member of the Board of Councilors for the University of Southern California's School of Cinema-Television. Mr. Diller also serves on the Board of Directors of AIDS Project Los Angeles, the Executive Board for the Medical Sciences of the University of California, Los Angeles and the Board of the Children's Advocacy Center of Manhattan.

     Jonathan L. Dolgen, 53, has served as a director of Ticketmaster since July 1997. Mr. Dolgen has served as the Chairman of Viacom Entertainment Group, a unit of Viacom, Inc., since April 1994. From May 1991 to April 1994, Mr. Dolgen was President of Sony Pictures Entertainment's Motion Picture Group. Mr. Dolgen also serves on the Board of Fellows of the Claremont University Center and Graduate School.

     James G. Held, 48, has served as a director of Ticketmaster since July 1997. Mr. Held has been a director of USAi since December 1996 and served as Vice Chairman from January 1997 to February 1998. He previously had served as a director of Home Shopping since February 1996. Since November 1995, Mr. Held has been President and Chief Executive Officer of Home Shopping. From January 1995 to November 1995, Mr. Held served as President and Chief Executive Officer of Adrienne Vittadini, Inc., an apparel manufacturer and retailer. Between September 1993 and January 1995, Mr. Held was a senior executive of QVC, Inc., first as Senior Vice President in charge of new business development and later as Executive Vice President of merchandising, sales, product planning and new business development. For eleven years prior to that, until September 1993, Mr. Held was employed in different executive positions at Bloomingdale's, Inc.

     John A. Pritzker, 44, has served as a director of Ticketmaster since July 1992. Since July 1988, Mr. Pritzker has served as the Chief Executive Officer of the Red Sail Companies which operate water sports and retail facilities at resorts worldwide. Mr. Pritzker is a director of Chemdex Corporation and a trustee of the U.S. Ski Team Foundation and the San Francisco Day School. Mr. Pritzker serves on the Ticketmaster Board as the designee of certain Ticketmaster shareholders pursuant to a right granted to those shareholders in an existing shareholders' agreement.

     Fredric D. Rosen, 54, has served as a director of Ticketmaster since January 1988 (the date of formation), and was Chairman of the Board of Ticketmaster until December 1993. Mr. Rosen was the Chairman of the Board and Chief Executive Officer of Ticketmaster Corporation from September 1982 until December 1993, at which time he became President and Chief Executive Officer of Ticketmaster. Mr. Rosen also serves as a director of King World Productions, Inc.

     William D. Savoy, 33, has served as a director of Ticketmaster since September 1994. Since 1990, Mr. Savoy has served as Vice President of Vulcan Ventures, Incorporated, a venture capital fund owned by Paul G. Allen. From 1987 until November 1990, Mr. Savoy was employed by Layered, Inc., a company controlled by Mr. Allen, and became its President in 1988. Currently, Mr. Savoy serves as President of Vulcan Northwest, Inc., a company wholly owned by Mr. Allen. Mr. Savoy also serves on the Advisory Board of Dream Works SKG. Mr. Savoy serves as a director of CNET, Inc., Harbinger Corporation, Metricom, Inc., Telescan, Inc., U.S. Satellite Broadcasting, Inc. and, since July 1997, has served as a director of USAi. See "-- Directors and Executive Officers of Ticketmaster -- Related Party Transactions."

     Terence M. Strom, 53, has served as a director of Ticketmaster since March 1998. Previously, Mr. Strom served as a director of Ticketmaster from September 1994 to July 1997. Since February 1997, Mr. Strom has served as a consultant to Egghead, Inc., a retail software reseller, and served as the President and Chief Executive Officer of Egghead, Inc. from June 1993 until February 1997. From July 1989 until June 1993, Mr. Strom was a Vice President -- Merchandising and Senior Vice President of Best Buy Company, Inc., a discount retail chain.

RATIFICATION OF AUDITORS PROPOSAL

     The Ticketmaster Board, adopting the recommendation of the Audit Committee of the Ticketmaster Board, has appointed the certified public accounting firm of Ernst & Young LLP ("Ernst & Young") as Ticketmaster's independent auditors for the fiscal year ending January 31, 1999. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will be available to respond to questions and may make a statement if such representatives so desire.

     On August 5, 1997, Ticketmaster engaged Ernst & Young as its independent accountants to audit the financial statements of Ticketmaster and its subsidiaries for the fiscal year ended January 31, 1998, to replace KPMG Peat Marwick LLP ("KPMG") who was dismissed as Ticketmaster's independent auditors effective August 5, 1997. The decision to change independent accountants was approved by Ticketmaster's Board.

     KPMG's reports on Ticketmaster's financial statements for the years ended January 31, 1996 and 1997 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

     During Ticketmaster's fiscal years ended January 31, 1996 and 1997 and in the subsequent interim period preceding August 5, 1997, there were no disagreements between Ticketmaster and KPMG on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make a reference to the subject matter of the disagreement in connection with KPMG's reports for such periods.

     During Ticketmaster's fiscal years ended January 31, 1996 and 1997 and the subsequent interim period preceding August 5, 1997, KPMG did not advise Ticketmaster as to the presence of any reportable event as described in Item 304 of Regulation S-K. In addition, during such period, Ticketmaster did not consult with Ernst & Young with regard to the matters or events described in Item 304 of Regulation S-K.

DIRECTORS AND EXECUTIVE OFFICERS OF TICKETMASTER

EXECUTIVE OFFICERS

     The executive officers of Ticketmaster are as follows:

              NAME                AGE                      POSITION
              ----                ---                      --------
Paul G. Allen...................  45     Chairman of the Board
Fredric D. Rosen................  54     President and Chief Executive Officer
John J. Ruscin..................  47     Senior Executive Vice President
Ned S. Goldstein................  43     Senior Vice President, Secretary and General
                                         Counsel
Peter B. Knepper................  49     Senior Vice President and Chief Financial
                                         Officer
Stuart W. DePina................  37     Vice President -- Finance and Treasurer

     See "-- Election of Ticketmaster Directors -- Information Concerning the Nominees for Election as Directors" above for biographical information concerning Messrs. Allen and Rosen. Information concerning the other executive officers of Ticketmaster listed above, including their principal occupations and employment, is set forth below:

     John J. Ruscin has served as Senior Executive Vice President of Ticketmaster and President and Chief Operating Officer of Ticketmaster Direct, Inc., a wholly owned subsidiary of Ticketmaster, since March 1997 and, in addition, has served as a director of certain of Ticketmaster's subsidiaries from time to time. From November 1994 to March 1997, Mr. Ruscin served as President and Chief Executive Officer of the CBS/ FOX Company, a joint venture home entertainment company between CBS Inc. and Twentieth Century Fox Film Corp. From October 1992 to October 1994, Mr. Ruscin was Executive Vice President of Marketing and Distribution for Ticketmaster Corporation. From July 1987 until October 1992, Mr. Ruscin was Senior Vice President of Acquisitions for Twentieth Century Fox Film Corp.

     Ned S. Goldstein has served as a Senior Vice President of Ticketmaster since February 1995, as General Counsel of Ticketmaster since January 1988, and as Secretary of Ticketmaster since September 1997. From January 1988 until January 1995, Mr. Goldstein also served as a Vice President of Ticketmaster. In addition, Mr. Goldstein has served as an executive officer of Ticketmaster Corporation since June 1987, and as an officer and/or director of other subsidiaries of Ticketmaster from time to time.

     Peter B. Knepper has served as a Senior Vice President of Ticketmaster since February 1995 and as Chief Financial Officer of Ticketmaster since May 1988. From May 1988 until November 1995, Mr. Knepper also served as Treasurer of Ticketmaster. In addition, Mr. Knepper has served as an executive officer of Ticketmaster Corporation since May 1988, and as an officer and/or director of other subsidiaries of Ticketmaster from time to time.

     Stuart W. DePina has served as Vice President -- Finance and Treasurer of Ticketmaster since November 1995. In addition, Mr. DePina has served as an officer and/or director of various subsidiaries of Ticketmaster from time to time. From August 1984 to November 1995, Mr. DePina was employed by the public accounting firm of KPMG Peat Marwick, LLP serving in various capacities including, most recently, a partner.

     Officers are appointed by and serve at the discretion of the Ticketmaster Board.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     For the fiscal year ended January 31, 1998, no director or executive officer of Ticketmaster subject to Section 16 of the Exchange Act failed to file on a timely basis reports required by Section 16 of the Exchange Act, except that Mr. Strom, Mr. Ruscin and Mr. Britton inadvertently failed to promptly file the Initial Statement of Beneficial Ownership of Securities on Form 3 and Mr. Dolgen inadvertently failed to file one Statement of Changes in Beneficial Ownership on Form 4 by its due date. In addition, Mr. Barton's and Mr. Dolgen's Initial Statements of Beneficial Ownership of Securities on Form 3 did not reflect options to purchase Ticketmaster Common Stock that had been automatically granted to them under the Ticketmaster Stock Plan, although amendments to such forms were filed promptly after they were informed of such grants.

BOARD OF DIRECTORS AND BOARD COMMITTEES

     The Ticketmaster Board has established an Audit Committee and a Compensation Committee. Each committee is composed of two "Non-Employee Directors" as defined in the Exchange Act. The current members of the Audit Committee are William D. Savoy and Peter R. Barton. The current members of the Compensation Committee are John A. Pritzker and William D. Savoy.

     The functions of the Audit Committee are to recommend annually to the Ticketmaster Board the appointment of Ticketmaster's independent public accountants, discuss and review the scope and the fees of the prospective annual audit and review the results thereof with the independent public accountants, review and approve non-audit services of the independent public accountants, review compliance with existing major accounting and financial policies of Ticketmaster, review the adequacy of Ticketmaster's financial organization and review management's procedures and policies relative to the adequacy of Ticketmaster's internal accounting controls.

     The functions of the Compensation Committee are to review and approve annual salaries and bonuses for all executive officers (consistent with the terms of all applicable employment agreements), review, approve and recommend to the Ticketmaster Board the terms and conditions of all employee benefit plans or changes thereto and administer the Ticketmaster Stock Plan and such other employee benefit plans as Ticketmaster may adopt from time to time.

     The Ticketmaster Board may also establish other committees from time to time to assist in the discharge of its responsibilities.

     During fiscal 1998, the Ticketmaster Board held three meetings and took action by written consent seven times, the Audit Committee held one meeting and the Compensation Committee held two meetings and took action by written consent once. Each director attended or participated in at least 75% of the aggregate number of meetings held by the Ticketmaster Board and the committees, if any, on which he served during fiscal 1998.

     In addition to the standing committees of the Board described above, the Special Committee was formed to evaluate the various Merger proposals. See "The Merger -- Background -- Background of the Merger."

COMPENSATION OF DIRECTORS

     Prior to August 21, 1996, directors were not paid fees, but were reimbursed for travel expenses incurred in attending Ticketmaster Board and committee meetings. On August 21, 1996, each director who was not a Ticketmaster employee or the beneficial owner of 5% or more of the outstanding Ticketmaster Common Stock was granted options to purchase 25,000 shares of Ticketmaster Common Stock in consideration for services rendered through such date. In addition, commencing on August 21, 1996, each director who is not a Ticketmaster employee or the beneficial owner of 5% or more of the outstanding Ticketmaster Common Stock will be paid an annual fee of $6,000 payable in equal quarterly installments, and on the date of each scheduled annual meeting of Ticketmaster shareholders, commencing in 1997 and annually thereafter, each such director will automatically be granted options to purchase 10,000 shares of Ticketmaster Common Stock. Commencing on November 26, 1997, the Ticketmaster Board fixed the compensation for each member of the Special Committee at $15,000 per month, plus reimbursement for out-of-pocket expenses. See "The Merger -- Description of the Merger -- Interests of Certain Persons in the Merger."

     It is contemplated that the automatic grant of options to directors will cease upon approval of the Merger Agreement by the Ticketmaster shareholders, in which event directors will not be granted options on the date of the Annual Meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee currently are Messrs. Savoy and Pritzker. Prior to his resignation as a director of Ticketmaster, David E. Liddle also served on the Compensation Committee during fiscal 1998. None of these directors was ever an officer or employee of Ticketmaster or its subsidiaries. Certain other information with respect to Messrs. Pritzker and Liddle is set forth below under "-- Related Party Transactions."

COMPENSATION OF EXECUTIVE OFFICERS

     SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table sets forth certain summary information with respect to all compensation paid by Ticketmaster during the three fiscal years ended January 31, 1996, 1997 and 1998 to each of Ticketmaster's Chief Executive Officer and its four other most highly paid executive officers during fiscal 1998 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                 ANNUAL COMPENSATION     COMPENSATION
                                               -----------------------   ------------
                                                                            AWARDS
                                                                         ------------
                                                                          SECURITIES
              NAME AND                FISCAL                              UNDERLYING     ALL OTHER
         PRINCIPAL POSITION            YEAR      SALARY       BONUS      OPTIONS/SARS   COMPENSATION
         ------------------           ------   ----------   ----------   ------------   ------------
Fredric D. Rosen                       1998    $2,100,000   $2,740,000          --        $31,671(1)
  President & Chief Executive          1997     1,800,000    2,248,000          --         26,280
  Officer                              1996     1,800,000      576,000          --         12,989
John J. Ruscin(2)                      1998       446,217      125,000          --          6,382(3)
  Senior Executive Vice President
Ned S. Goldstein                       1998       290,000      200,000          --          5,834(4)
  Senior Vice President, Secretary     1997       270,000      190,000     115,000          3,741
  and General Counsel                  1996       250,000      140,000          --          3,695
Peter B. Knepper                       1998       300,000      200,000          --          6,925(5)
  Senior Vice President and Chief      1997       285,000      195,000     115,000          4,207
  Financial Officer                    1996       275,000      140,000          --          3,706
Layne Leslie Britton(6)                1998       425,000      115,000          --            574(7)
  Executive Vice President             1997        57,211           --      12,500             --

---------------

(1) Represents cash payments for life insurance premiums of $31,671.

(2) Mr. Ruscin became an executive officer of Ticketmaster in March 1997. Accordingly, salary and bonus amounts in fiscal 1998 reflect a partial year of employment.

(3) Represents $2,028 contributed by Ticketmaster to the 401K Plan and $4,354 for life insurance premiums.

(4) Represents $2,010 contributed by Ticketmaster to the 401K Plan and $3,824 for life insurance premiums.

(5) Represents $2,011 contributed by Ticketmaster to the 401K Plan and $4,914 for life insurance premiums.

(6) Mr. Britton became an executive officer of Ticketmaster in December 1996. Accordingly, salary amounts in fiscal 1997 reflect a partial year of employment. Mr. Britton resigned his position with Ticketmaster effective October 29, 1997, but received severance compensation through January 31, 1998.

(7) Represents cash payments for life insurance premiums of $574.

     OPTION HOLDINGS

     The following table sets forth information with respect to the aggregate number and value of shares underlying unexercised options held as of January 31, 1998 by each of the Named Executive Officers.

                       FISCAL YEAR-END OPTIONS VALUES(1)

                                               NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                          UNDERLYING UNEXERCISED OPTIONS    IN-THE-MONEY OPTIONS
                                                AT FISCAL YEAR-END           AT FISCAL YEAR-END
                                          ------------------------------    --------------------
                                                   EXERCISABLE/                 EXERCISABLE/
NAME                                              UNEXERCISABLE                UNEXERCISABLE
----                                      ------------------------------    --------------------
Fredric D. Rosen.......................            1,331,340/0                 $13,543,722/$0
John J. Ruscin.........................              100,000/0                 $   981,300/$0
Ned S. Goldstein.......................              185,696/0                 $ 1,847,685/$0
Peter B. Knepper.......................              185,696/0                 $ 1,847,685/$0
Layne Leslie Britton...................               12,500/0                 $   122,663/$0

---------------

(1) None of the Named Executive Officers exercised options during the last completed fiscal year. Accordingly, columns in this table pertaining to the exercise of options have been omitted.

EMPLOYMENT AGREEMENTS

     Ticketmaster entered into an employment agreement, dated as of December 15, 1993, with Fredric D. Rosen for an initial term ending on January 31, 1999. Pursuant to the employment agreement, Mr. Rosen is entitled to receive an annual base salary in the amount of $1.8 million increasing to $2.1 million and $2.3 million, respectively, during the fourth and fifth years of the initial term. Mr. Rosen is also entitled to receive an annual performance bonus in an amount equal to a percentage (15% for fiscal 1995, 12.5% for fiscal 1996 and 10% for all subsequent years) of the excess, if any, of Ticketmaster's consolidated earnings before interest, taxes, depreciation and amortization, with certain adjustments ("Adjusted EBITDA"), for the relevant year over (i) for fiscal 1995, Adjusted EBITDA for fiscal 1994; (ii) for fiscal 1996, the average of Adjusted EBITDA for fiscal 1994 and 1995; and (iii) for all subsequent years, the average of Adjusted EBITDA for the three prior fiscal years. The annual performance bonus is subject to a cap of 50% of the base salary for the relevant year if the increase in Adjusted EBITDA for such year does not exceed specified percentages ranging from 12.5% to 15%. Ticketmaster will also pay Mr. Rosen such other bonuses as may be granted by the Ticketmaster Board in its discretion. The employment agreement also entitles Mr. Rosen to participate in benefit programs, to receive full reimbursement of medical expenses and to receive a $10 million life insurance policy payable to Mr. Rosen's estate or named beneficiaries. Pursuant to the employment agreement, Ticketmaster has granted Mr. Rosen options to purchase 1,331,340 shares of Ticketmaster Common Stock at an exercise price of $14.14 per share, 25% of which vested on the grant date and the remaining 75% of which vest monthly on a pro rata basis over the 36-month period beginning January 1, 1995. Upon the closing of the Stock Exchange Agreement on July 17, 1997, Mr. Rosen became fully vested in 100% of such options. If requested by Mr. Rosen, Ticketmaster will loan Mr. Rosen the amount necessary to purchase the shares of Ticketmaster Common Stock issuable upon exercise of the options, together with the amount necessary to pay all federal and state income taxes thereon. In addition, Mr. Rosen is prohibited from competing with Ticketmaster as provided in the agreement or soliciting the employment of any employee of

Ticketmaster or any customer of Ticketmaster for a period of two years after termination of Mr. Rosen's employment with Ticketmaster.

     The employment agreement provides that if Mr. Rosen's employment by Ticketmaster is terminated by virtue of Mr. Rosen's death, Ticketmaster will pay to Mr. Rosen's estate or designee in a lump sum an amount equal to what would have been his annual base salary for the one-year period following such termination, plus any annual performance bonus amounts, annual base salary and benefits accrued up to the date of termination. In the event Mr. Rosen's employment by Ticketmaster is terminated by reason of disability, Ticketmaster will pay to Mr. Rosen an amount equal to what would have been his annual base salary for the two-year period following such termination and all annual performance bonus amounts accrued up to the date of termination, and Ticketmaster will for a two-year period continue to provide, subject to certain conditions, those benefit plans (including life insurance) in effect immediately prior to such termination. If Ticketmaster terminates Mr. Rosen's employment for good reason (which includes a determination by the Ticketmaster Board that Mr. Rosen has failed to perform his duties), Ticketmaster will pay to Mr. Rosen in a lump sum an amount equal to what would have been his annual base salary and amounts payable under benefit plans for the two-year period following such termination, plus an amount equal to annual performance bonuses, annual base salary and benefits accrued up to such termination. If Mr. Rosen terminates his employment for good reason at any time, Ticketmaster will pay him the amounts described in the immediately preceding sentence over the two-year period following termination. Ticketmaster is also required to gross-up the payments made to Mr. Rosen for any excise taxes which he may incur as a result of receiving payments from Ticketmaster in connection with a change of control. In the event Ticketmaster terminates Mr. Rosen's employment for any reason, Ticketmaster is obligated to repurchase from Mr. Rosen 306,208 shares of Common Stock at a purchase price to be determined in the manner set forth in a shareholders agreement but in no event for less than $4.3 million.

     See "The Merger -- Description of the Merger -- Cooperation,
Non-Competition and Confidentiality Agreement" for a summary of the Cooperation Agreement that has been entered into by USAi and Mr. Rosen and how the Cooperation Agreement affects Mr. Rosen's employment agreement.

     Ticketmaster entered into employment agreements with John J. Ruscin (commencing March 24, 1997 and expiring January 31, 2002), Ned S. Goldstein (commencing February 1, 1994 and expiring January 31, 1999) and Peter B. Knepper (commencing February 1, 1994 and expiring January 31, 1999). Each executive is entitled to receive an annual base salary amount ranging from $525,000 to $600,000 in the case of Mr. Ruscin, $225,000 to $300,000 in the case of Mr. Goldstein and $245,000 to $310,000 in the case of Mr. Knepper. Each executive is also entitled to receive an annual performance bonus in an amount determined by the Ticketmaster Board; provided, however, that the amount of such bonus for any full contract year shall not be less than an amount ranging from $125,000 to $175,000 in the case of Mr. Ruscin and $50,000 in the case of Mr. Goldstein and Mr. Knepper. The employment agreements also entitle the executives to participate in benefit programs and to receive a $3,000,000 life insurance policy payable to their estates or named beneficiaries. Pursuant to Mr. Goldstein's and Mr. Knepper's employment agreements, Ticketmaster has granted options to purchase 70,696 shares of Ticketmaster Common Stock at an exercise price of $14.14 per share, vesting over a 36-month period, under the Ticketmaster Stock Plan. Upon the closing of the Stock Exchange Agreement on July 17, 1997, Mr. Goldstein and Mr. Knepper became fully vested in 100% of such options. In addition, the executives are prohibited from competing with Ticketmaster (subject to certain exceptions) or soliciting the employment of any employee of Ticketmaster or any customer of Ticketmaster for a period of two years after termination of their employment with Ticketmaster. Pursuant to the employment agreements, each executive agrees to serve without further compensation as an officer or a director of any of Ticketmaster's domestic and foreign subsidiaries and affiliates if elected or appointed thereto.

     If Ticketmaster terminates the employment of any of the persons named in the immediately preceding paragraph for any reason other than for cause, death or disability, Ticketmaster shall pay to such executive his annual base salary and minimum annual performance bonus for the remainder of the term of the employment agreement, subject to certain mitigation and other requirements. In the case of Mr. Goldstein and Mr. Knepper, for a two-year period following termination of employment for any reason other than such executive's death, the executive shall be available to Ticketmaster as a consultant. In consideration for such consulting services (and agreements not to compete and solicit employees and customers), each of Messrs. Goldstein and Knepper will receive annual compensation of $30,000.

     Ticketmaster entered into an employment agreement with Layne Leslie Britton for a term commencing November 1, 1996 and ending January 31, 2001, with each party having the right to early terminate the employment agreement for any reason during the period commencing December 10, 1997 and ending January 31, 1998 (the "Termination Period"). Pursuant to the employment agreement, Mr. Britton was entitled to receive an annual base salary in an amount ranging from $425,000 to $525,000, to receive an annual performance bonus determined by the Ticketmaster Board (but not less than an amount ranging from $115,000 to $150,000 during any full contract year), to participate in benefit programs and to receive a $2,000,000 life insurance policy. Pursuant to the employment agreement, Ticketmaster also granted Mr. Britton stock options to purchase 75,000 shares of Ticketmaster Common Stock at an exercise price of $14.145 per share, of which 12,500 shares vested on January 31, 1997, 6,250 were to vest on February 1, 1998 (provided that Mr. Britton did not terminate the employment agreement during the Termination Period) and the remaining shares would vest monthly on a pro rata basis over the 36-month period immediately following February 1, 1998. On October 29, 1997, Ticketmaster and Mr. Britton entered into a Resignation and Mutual Release (the "Release") regarding the termination of Mr. Britton's employment agreement. The Release provides that Ticketmaster will pay to Mr. Britton his base salary of $425,000 through January 31, 1998 and the minimal annual performance bonus of $115,000. Absent the Release, Mr. Britton would have been entitled to continue to receive his base salary until the earlier of January 31, 1999 or the date at which Mr. Britton commenced work with a new employer, with Ticketmaster paying Mr. Britton the difference between his base salary and his compensation at his new employment until January 31, 1999. Pursuant to the Release, Ticketmaster ceased to pay Mr. Britton's benefits on the date of his resignation, October 29, 1997, but agreed to pay for COBRA until the earlier of (a) Mr. Britton's being covered by another medical plan of another entity or (b) 30 days. The Release further provides that Mr. Britton has vested options to purchase 12,500 shares of Ticketmaster Common Stock, which options were exercised in full in April 1998. The Release also contains mutual releases.

RELATED PARTY TRANSACTIONS

     In addition to the transactions described under "-- Employment Agreements" above, Ticketmaster has had during its last fiscal year, or contemplates having, the transactions described below.

     Pursuant to a Development and Services Agreement dated as of June 28, 1996 (the "Starwave Agreement"), Ticketmaster Multimedia Holdings, Inc. ("TMHI"), a wholly owned subsidiary of Ticketmaster, retained Starwave Corp. ("Starwave"), an affiliate of Mr. Allen, to provide consulting, creative, writing, design and computer programming services in connection with the development of Ticketmaster branded Web sites and web pages available for informational and retail sales purposes on the World Wide Web portion of the Internet. In consideration of the services provided by Starwave under the Starwave Agreement, TMHI has agreed that during the seven-year period beginning with the first commercial online transaction consummated through the Ticketmaster retail Web site, Ticketmaster will compensate Starwave as follows: (i) royalty payments of 5% of gross service charge revenues received by Ticketmaster from consumers in connection with online sales of tickets on the Ticketmaster retail Web site, less certain enumerated deductions, (ii) royalty payments of 10% of the net profits of Ticketmaster derived directly from the online sale of merchandise to consumers through the Ticketmaster retail Web site and (iii) royalty payments of 20% of the service charges, not to exceed $0.75 per ticket, for all tickets to sporting events sold online in Starwave's web site. Ticketmaster has further agreed to pay Starwave a minimum annual royalty of $100,000, which amount is credited against amounts otherwise payable to Starwave pursuant to clauses (i) and (ii). Payments under the Starwave Agreement during fiscal 1998 aggregated approximately $100,000. During fiscal 1999, TMHI anticipates making payments of approximately $150,000 to Starwave. The Ticketmaster Board has determined that the terms of the Starwave Agreement are fair and in the best interests of Ticketmaster and its shareholders.

     In addition, trusts for the benefit of certain members of the Pritzker family, including John A. Pritzker, a Ticketmaster director, beneficially own a one-third equity interest in Spectacor Management Group ("Spectacor"), a venue management company, and have two designees on Spectacor's Management Committee. During fiscal 1998, Ticketmaster derived revenues of approximately $13.8 million from contracts with certain venues under Spectacor's management. During fiscal 1999, revenues attributable to venues under Spectacor's management are anticipated to be approximately $11.0 million. Ticketmaster believes that its contracts with Spectacor-managed venues are upon terms no less favorable to Ticketmaster than similar contracts with third parties.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     Ticketmaster's executive compensation program is administered by the Compensation Committee of the Ticketmaster Board. The members of the Compensation Committee currently are William D. Savoy and John A. Pritzker. Prior to his resignation as a director of Ticketmaster on July 17, 1997, David
E. Liddle also served on the Compensation Committee during fiscal 1998. Included in the functions of the Compensation Committee are review and approval of base annual salaries and annual bonuses for all executive officers (consistent with the terms of all applicable employment agreements), and administration of the Ticketmaster Stock Plan and such other employee benefit plans as Ticketmaster may adopt from time to time.

     GENERAL COMPENSATION POLICIES

     Ticketmaster's compensation program for executive officers currently consists, in general, of three principal components: a base annual salary, a performance-based annual bonus and periodic grants of stock options. The Compensation Committee believes that this approach best serves the interests of shareholders by enabling Ticketmaster to structure compensation in a manner necessary to attract and retain executives in a highly competitive environment, while ensuring that Ticketmaster's executives are compensated in a manner that advances both the short-term and long-term interests of shareholders. Accordingly, compensation for executives involves a high proportion of pay which is at risk: the variable annual bonus (which permits individual performance to be recognized on an annual basis, and which is based, in significant part, on either specified formulas or an evaluation of the contribution made by the executive to Ticketmaster's performance) and stock options (which create a direct link between the executive's long-term remuneration and stock price appreciation realized by Ticketmaster's shareholders).

     The Compensation Committee believes that it is important that Ticketmaster's executive officers hold equity positions in Ticketmaster. Stock option grants to executives permit them to hold equity interests at more meaningful levels than they could through other alternatives, such as stock purchase arrangements. Accordingly, while the Compensation Committee is conscious of the dilutive effects of stock options on shareholders, it believes that stock option grants at reasonable levels are an important component of executive compensation. In addition, because of the nature of Ticketmaster's operations, Ticketmaster's management believes, and the Compensation Committee agrees, that it is important that stock options be granted to a broad range of employees so that the long-term interests of its executives and other employees are aligned with those of its shareholders.

     CHIEF EXECUTIVE OFFICER COMPENSATION

     As Chief Executive Officer, Mr. Rosen was compensated during fiscal 1998 in accordance with his employment agreement described under "-- Directors and Executive Officers -- Employment Agreements," above. Pursuant to his employment agreement, Mr. Rosen was entitled to receive an annual base salary in the amount of $2.1 million during fiscal 1998, and received an annual base salary of $1.8 million during fiscal 1995, 1996 and 1997. The Compensation Committee believes that Mr. Rosen's base annual salary fairly reflects his tenure, experience and responsibilities and Ticketmaster's historic operating performance. Mr. Rosen's total compensation under his employment agreement was, and will be, substantially related to Ticketmaster's performance because it provides for an annual performance bonus in an amount calculated as a percentage of the excess of Ticketmaster's Adjusted EBIDTA for each fiscal year over the average of Adjusted EBIDTA for specified prior fiscal years. Although Mr. Rosen may also be granted such other bonuses as the Compensation Committee determines in its discretion, Mr. Rosen's bonus for fiscal 1998 was comprised solely of amounts calculated pursuant to the contractual formula. In addition, although Mr. Rosen is entitled to participate in the Ticketmaster Stock Plan, no stock options were awarded to him during fiscal 1998. See "-- Employment Agreements."

     OTHER EXECUTIVE OFFICERS OF THE COMPANY

     The base annual salaries and performance-based annual bonuses of the other executive officers of the Company are determined in accordance with their respective employment agreements. See "-- Directors and Executive
Officers -- Employment Agreements," above. The Compensation Committee is authorized to determine the actual amount of bonuses (subject to specified minimums) based upon such guidelines and factual circumstances as the Compensation Committee deems relevant, including Ticketmaster's operating results during the applicable fiscal year, the importance of the efforts of the executives in achieving such operating results and the achievement by Ticketmaster and/or executives of performance goals, if any, previously established by the Ticketmaster Board for such fiscal year. The executives are also entitled to participate in the Ticketmaster Stock Plan. Among the factors considered by the Compensation Committee in establishing the amount of bonuses and stock option awards to executives were the recommendations of the Chief Executive Officer. The Compensation Committee believes that the total compensation paid to each executive during fiscal 1998, inclusive of bonus and stock option awards, reflects that executive's individual contributions and achievements during such fiscal year and Ticketmaster's long-term potential, or was necessary to attract an executive to initiate and/or operate a business unit.

     INTERNAL REVENUE CODE SEC.162(M)

     Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 for any fiscal year paid to the corporation's chief executive officer and four other most highly compensated executive officers in service at the end of any fiscal year. However, Section 162(m) also provides that qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee currently intends to structure compensation amounts and plans that meet the requirements for deductibility, although the Compensation Committee also reserves the authority to award non-deductible compensation in such circumstances as they deem appropriate. Because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding Ticketmaster's efforts in this area, that compensation that Ticketmaster intended to satisfy the requirements for deductibility under Section 162(m) does in fact do so.

                                            MEMBERS OF THE COMPENSATION
                                            COMMITTEE

                                            William D. Savoy, Chairman
                                            John A. Pritzker

PERFORMANCE GRAPH

     The graph below compares the cumulative total shareholder return on the Ticketmaster Common Stock since initiation of trading of Ticketmaster Common Stock on November 19, 1996 with (i) a peer group index and (ii) The Nasdaq Stock Market (U.S.) (assuming the investment on November 19, 1996 of $100 in each of Ticketmaster's Common Stock, the peer group and The Nasdaq Stock Market (U.S.) and the reinvestment of dividends, if any). Ticketmaster does not believe that the stock price performance shown on the graph below is necessarily indicative of future price performance.

     Because Ticketmaster is involved in a wide variety of services, no published peer group accurately mirrors Ticketmaster's businesses or weighs those businesses to match their relative contributions to Ticketmaster's overall performance. Accordingly, Ticketmaster has created a special peer group index that includes companies in Ticketmaster's principal lines of businesses. The common stock of the following companies have been included in the peer group index: APAC TeleServices, Inc., Automatic Data Processing, First Data Corp., Fiserv, Inc., ICT Group, Inc., National Data Corp., Precision Response Corp., Shop at Home, Inc., Sitel Corporation, TeleTech Holdings, Inc., Total System Services, Inc., and ValueVision International, Inc. The peer group weighs the constituent companies' stock performance on the basis of market capitalization, measured at the beginning of each relevant time period.

                              [PERFORMANCE GRAPH]

                                  11/19/96       1/97          1/98

TICKETMASTER GROUP, INC              100          100           172
PEER GROUP                           100           93           101
NASDAQ STOCK MARKET (U.S.)           100          110           130

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of the Record Date (except as indicated below), information relating to the beneficial ownership of Ticketmaster Common Stock by (i) each person known by Ticketmaster to own beneficially more than 5% of the outstanding shares of Ticketmaster Common Stock, (ii) each director and nominee for director, (iii) each Named Executive Officer, and (iv) all directors and executive officers of Ticketmaster as a group:

                                                              NUMBER OF SHARES        APPROXIMATE
NAME AND ADDRESS                                            BENEFICIALLY OWNED(1)   PERCENT OF CLASS
----------------                                            ---------------------   ----------------
USA Networks, Inc.(2).....................................       12,283,014               46.5%
  152 West 57th Street
  New York, New York 10019
HG, Inc.(3)...............................................        2,544,526                9.6
  200 West Madison Street, Suite 3800
  Chicago, Illinois 60606
Gabelli Funds, Inc(4).....................................        2,100,400                8.0
  One Corporate Center
  Rye, New York 10580-1434
New East Associates, LLC..................................        1,862,069                7.1
  c/o Mr. Herbert Simon
  Simon DeBartolo Group
  115 West Washington
  Indianapolis, Indiana 46204
Fredric D. Rosen(5)(6)....................................        1,637,548                5.9
  c/o Ticketmaster Group, Inc.
  8800 Sunset Boulevard
  West Hollywood, California 90069
Paul G. Allen.............................................               --                  *
Peter R. Barton(6)........................................           10,000                  *
Barry Diller(7)...........................................               --                  *
Jonathan L. Dolgen(6)(8)..................................           12,500                  *
James G. Held.............................................               --                  *
John A. Pritzker(6)(9)....................................           45,000                  *
William D. Savoy(6).......................................           35,000                  *
Terence M. Strom(6).......................................           45,000                  *
John J. Ruscin(6).........................................          100,000                  *
Ned S. Goldstein(6).......................................          185,696                  *
Peter B. Knepper(6).......................................          185,696                  *
Layne Leslie Britton(10)..................................           12,500                  *
All officers and directors as a Group (13                         2,300,640                8.1%
  persons)(6)(10).........................................

---------------

  *  Represents beneficial ownership of less than 1%.

 (1) Unless otherwise indicated in the footnotes to this table, Ticketmaster believes the individuals named in this table have sole voting and investment power with respect to all shares of Common Stock reflected in this table.

 (2) Excludes 206,000 shares owned by USA Networks Foundation, Inc. USAi disclaims beneficial ownership of such shares.

 (3) HG, Inc. is a Delaware corporation, the indirect beneficial owners of which are various trusts for the benefit of certain members of the Pritzker family. Excludes 23,438 shares owned by Rockwood & Co., a Delaware corporation, the common stock of which is indirectly owned by various other trusts for the benefit of certain members of the Pritzker family (see Note
     9). As used herein, the "Pritzker family" refers to the lineal descendants of Nicholas J. Pritzker, deceased.

 (4) Gabelli Funds, Inc. and certain of its subsidiaries and affiliates including Gabelli Associates Fund, Gabelli Associates Limited, GAMCO Investors, Inc., Gabelli International Limited, Gabelli Performance Partnership L.P., and Gabelli Foundation, Inc., as well as Marc J. Gabelli and Mario J. Gabelli jointly filed a Schedule 13D with the SEC on February 9, 1998 with an amendment thereto filed on March 18, 1998. This Schedule 13D shows that these companies had, as of April 6, 1998, shared voting power and shared dispositive power over 2,100,400 shares.

 (5) Includes 50,000 shares owned by Mr. Rosen as trustee of trusts for the benefit of his minor children.

 (6) Includes shares covered by options which are currently exercisable. Individually, Mr. Rosen holds 1,331,340, each of Messrs. Goldstein and Knepper hold 185,696, Mr. Ruscin holds 100,000, each of Messrs. Pritzker, Savoy and Strom hold 35,000, and each of Messrs. Barton and Dolgen hold 10,000 shares covered by options.

 (7) Excludes shares owned by USAi of which Mr. Diller is the Chairman of the Board and Chief Executive Officer. Mr. Diller disclaims beneficial ownership of such shares.

 (8) Includes 2,500 shares owned by a trust for the benefit of his family of which Mr. Dolgen and his wife are co-trustees.

 (9) Excludes shares owned by HG, Inc. and Rockwood & Co.

(10) Mr. Britton resigned his position with Ticketmaster effective October 29, 1997.

                             ADDITIONAL INFORMATION

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations, cost savings and synergies of Ticketmaster or USAi set forth under "Questions and Answers About the Merger and the Annual Meeting," "Risk Factors" and "The Merger -- Background -- USAi's Reasons for the Merger" and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 to the extent provided by applicable law. You should understand that the following important factors, in addition to those discussed elsewhere in this document and in the documents which are incorporated by reference, and in our other public filings and press releases, could affect the future results of Ticketmaster and USAi, and could cause those results to differ materially from those expressed in our forward-looking statements: material adverse changes in economic conditions generally or in the markets served by our companies; a significant delay in the expected closing of the Merger; material changes in inflation; future regulatory and legislative actions affecting our companies' operating areas; competition from others; the ability to successfully integrate the management structures of Ticketmaster and of USAi's recently acquired businesses and consolidate activities/operations in USAi in order to achieve anticipated cost and revenue synergies; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining skilled workers. Neither Ticketmaster nor USAi intends to update these forward-looking statements.

SHAREHOLDER PROPOSALS

     If the Merger is not consummated for any reason, then proposals of Ticketmaster shareholders which are intended to be presented by such shareholders at the next annual meeting of Ticketmaster shareholders must be received by Ticketmaster no later than January 21, 1999 in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

OTHER MATTERS

     The Ticketmaster Board knows of no other matters which are likely to be brought before the Annual Meeting. If any matters are brought before the Annual Meeting, Fredric D. Rosen, President and Chief Executive Officer of Ticketmaster, Ned S. Goldstein, Senior Vice President, Secretary and General Counsel of Ticketmaster, and Peter B. Knepper, Senior Vice President and Chief Financial Officer of Ticketmaster, as the proxy agents named in the enclosed proxy, will vote on such matters in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

     USAi and Ticketmaster file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC's public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information should also be available for inspection at the offices of the NASD.

     USAi filed a Registration Statement on Form S-4 to register with the SEC the USAi Common Stock to be issued to Ticketmaster shareholders in the Merger. This Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of USAi in addition to being a proxy statement/ prospectus of Ticketmaster for the Annual Meeting. As allowed by SEC rules, this Proxy Statement/

Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows us to "incorporate by reference" information into this Proxy Statement/Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information in this Proxy Statement/ Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

   USAI SEC FILINGS (FILE NO. 0-20570)                       PERIOD
   -----------------------------------                       ------
Annual Report on Form 10-K...............   Fiscal Year ended December 31, 1997
Quarterly Report on Form 10-Q............   Quarter ended March 31, 1998
Current Reports on Form 8-K..............   Filed on January 9, 1998 (amending Form
                                            8-K filed on February 13, 1996); filed on
                                            January 16, 1998; filed on January 23,
                                            1998; filed on February 13, 1998; filed
                                            on February 23, 1998; filed on April 1,
                                            1998; filed on May 1, 1998; and filed on
                                            May 19, 1998.
Definitive Proxy Statement...............   Dated January 12, 1998
The description of USAi Common Stock set
  forth in the Registration Statement on
  Form S-4 dated November 20, 1996 (File
  No. 333-16437).

TICKETMASTER SEC FILINGS (FILE NO. 0-21631)                    PERIOD
-------------------------------------------                    ------
Annual Report on Form 10-K................    Fiscal Year ended January 31, 1998
The description of Ticketmaster Common
  Stock set forth in the Registration
  Statement on Form 8-A.

     We are also incorporating by reference additional documents that we file with the SEC between the date of this Proxy Statement/Prospectus and the date of the Annual Meeting.

     USAi has supplied all information contained or incorporated by reference in this Proxy Statement/ Prospectus relating to USAi, and Ticketmaster has supplied all such information relating to Ticketmaster.

     If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this Proxy Statement/Prospectus. Shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from the appropriate party at the following address

USA Networks, Inc.                        Ticketmaster Group, Inc.
Investor Relations Department             Shareholder Services
152 West 57th Street                      8800 Sunset Boulevard
New York, New York 10019                  West Hollywood, CA 90069
Tel: (212) 314-7300                       Tel: (310) 360-6000

     If you would like to request documents from us, please do so by June 16, 1998 to receive them before the Annual Meeting.

     You should rely only on the information contained or incorporated by reference in this Proxy Statement/ Prospectus to vote on the Merger. We have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated May 19, 1998. You should not assume that the information contained in the Proxy Statement/ Prospectus is accurate as of any date other than such date, and neither the mailing of this Proxy Statement/ Prospectus to Ticketmaster shareholders nor the issuance of USAi Common Stock in the Merger shall create any implication to the contrary.

                                 LEGAL MATTERS

     The validity of the USAi Common Stock to be issued to Ticketmaster shareholders pursuant to the Merger will be passed upon by Wachtell, Lipton, Rosen & Katz, special counsel to USAi. It is a condition to the consummation of the Merger that USAi and Sub receive an opinion from Wachtell, Lipton, Rosen & Katz, and that Ticketmaster receive an opinion from Shearman & Sterling, special counsel to the Special Committee, each to the effect that, among other things, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. See "The Merger Agreement -- Conditions to the Merger" and "The Merger -- Certain U.S. Federal Income Tax Consequences."

                                    EXPERTS

     The consolidated balance sheets of USA Networks, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended have been incorporated by reference in this Proxy Statement/Prospectus in reliance upon the reports of Ernst & Young LLP, independent auditors, incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing. The consolidated statements of operations, stockholders' equity and cash flows of USA Networks, Inc. and subsidiaries for the period September 1, 1995 through December 31, 1995 and for the year ended August 31, 1995 have been incorporated by reference in this Proxy Statement/ Prospectus in reliance upon the reports of Deloitte & Touche LLP, independent certified public accountants, incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing.

     The consolidated balance sheet of Ticketmaster Group, Inc. and subsidiaries as of January 31, 1998 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended January 31, 1998 have been incorporated by reference in this Proxy Statement/Prospectus in reliance upon the report of Ernst & Young LLP, independent auditors, incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing. The consolidated balance sheet of Ticketmaster Group, Inc. and subsidiaries as of January 31, 1997 and the related consolidated statements of operations, shareholders' equity (deficiency), and cash flows for each of the years in the two-year period then ended have been incorporated by reference in this Proxy Statement/Prospectus in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing.

     The combined balance sheets of Universal Television Group as of June 30, 1997 and 1996 and the related combined statements of operations and cash flows for each of the three years in the period ended June 30, 1997 have been incorporated by reference in this Proxy Statement/Prospectus in reliance upon the report of Price Waterhouse LLP, independent accountants, incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing.

     The combined balance sheet of USA Networks as of December 31, 1996 and 1995 and the related combined statements of income, cash flows, and changes in partners' equity for each of the two years in the period ended December 31, 1996 have been incorporated by reference in this Proxy Statement/Prospectus in reliance upon the report of Price Waterhouse LLP, independent accountants, incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing. The combined statements of income, cash flows and changes in partners' equity of USA Networks for the year ended December 31, 1994 have been incorporated by reference in this Proxy Statement/Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent accountants, incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing.

                             INDEX OF DEFINED TERMS

                                                              PAGE
                                                              ----
Adjusted EBITDA.............................................   58
Allen & Co..................................................   13
Annual Meeting..............................................   51
Certificates................................................   26
Code........................................................   23
Condensed Statements........................................   35
Cooperation Agreement.......................................   14
Data Services Companies.....................................   19
DGCL........................................................   45
EBITDA......................................................   19
Effective Time..............................................   26
Electronic Commerce Comparable Companies....................   21
Electronic Distribution Services Companies..................   19
Ernst & Young...............................................   54
Exchange Act................................................   45
Exchange Ratio..............................................   14
FCC.........................................................   10
GAAP........................................................   25
Governance Agreement........................................   10
HG..........................................................   15
Historical Exchange Ratio...................................   19
Home Shopping...............................................   10
IBCA........................................................   14
Initial Proposal............................................   12
Investment Agreement........................................   44
IRS.........................................................   24
KPMG........................................................   54
Liberty.....................................................   10
LLC.........................................................   10
LLC Shares..................................................   44
LTM.........................................................   19
Merger......................................................   10
Merger Agreement............................................   14
Minority Transactions.......................................   20
Named Executive Officers....................................   57
NASDAQ......................................................   28
Networks....................................................   35
Online Comparable Companies.................................   20
Plaintiffs..................................................   13
Proxy Statement/Prospectus..................................   10
Public Shareholders.........................................   13
Record Date.................................................   51
Release.....................................................   60
Revised Proposal............................................   13
Rosen Option................................................   27
Seagram.....................................................   11
SEC.........................................................   12
Securities Act..............................................   25
Shareholder Litigation......................................   13

                                                              PAGE
                                                              ----
Special Committee...........................................   12
Spectacor...................................................   61
Spread......................................................   30
Starwave....................................................   60
Starwave Agreement..........................................   60
Stock Exchange Agreement....................................   12
Stock Split.................................................   10
Stockholders Agreement......................................   11
Studios USA.................................................   22
Sub.........................................................   10
Surviving Corporation.......................................   26
Teleservices Companies......................................   19
Termination Period..........................................   60
Ticketmaster................................................   10
Ticketmaster Articles.......................................   46
Ticketmaster Board..........................................   12
Ticketmaster Bylaws.........................................   46
Ticketmaster Common Stock...................................   12
Ticketmaster Online.........................................   20
Ticketmaster Option.........................................   27
Ticketmaster Stock Plan.....................................   27
TMHI........................................................   60
TV Network Comparable Companies.............................   22
TV Production Comparable Companies..........................   22
Universal...................................................   10
Universal Transaction.......................................   44
USA/Sci-Fi..................................................   21
USAi........................................................   10
USAi Adjustments............................................   21
USAi Board..................................................   11
USAi By-Laws................................................   46
USAi Certificate............................................   46
USAi Class B Common Stock...................................   10
USAi Common Stock...........................................   10
USAi Comparable Companies...................................   21
USAi Preferred Stock........................................   44
Viacom......................................................   21
WACC........................................................   20

APPENDIX A
================================================================================

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                              USA NETWORKS, INC.,

                            BRICK ACQUISITION CORP.

                                      AND

                            TICKETMASTER GROUP, INC.

                              AS OF MARCH 20, 1998

================================================================================

                               TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----
ARTICLE 1  THE MERGER........................................................   A-7
  Section 1.1.   The Merger..................................................   A-7
  Section 1.2.   Effective Time of the Merger................................   A-7
  Section 1.3.   Closing.....................................................   A-8
  Section 1.4.   Effects of the Merger.......................................   A-8
  Section 1.5.   Certificate of Incorporation and Bylaws of Surviving
                 Corporation.................................................   A-8
ARTICLE 2  EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
           CORPORATIONS; EXCHANGE OF CERTIFICATES............................   A-8
  Section 2.1.   Effect of Merger on Capital Stock...........................   A-8
          (a)    Capital Stock of Sub........................................   A-8
          (b)    Treatment of Certain Shares of Company Common Stock.........   A-8
          (c)    Exchange Ratio for Company Common Stock.....................   A-8
          (d)    Adjustment of Exchange Ratio for Dilution and Other
                 Matters.....................................................   A-9
  Section 2.2.   Exchange of Certificates....................................   A-9
          (a)    Exchange Agent..............................................   A-9
          (b)    Exchange Procedures.........................................   A-9
          (c)    Distributions with Respect to Unsurrendered Certificates....   A-9
          (d)    No Further Ownership Rights in Company Common Stock.........  A-10
          (e)    No Issuance of Fractional Shares............................  A-10
          (f)    Termination of Exchange Fund................................  A-11
          (g)    No Liability................................................  A-11
          (h)    Lost, Stolen or Destroyed Certificates......................  A-11
  Section 2.3.   Stock Options...............................................  A-11
  Section 2.4.   Taking of Necessary Action; Further Action..................  A-11
ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.....................  A-12
  Section 3.1.   Organization and Qualification; Subsidiaries................  A-12
  Section 3.2.   Certificate of Incorporation and Bylaws.....................  A-12
  Section 3.3.   Capitalization..............................................  A-12
  Section 3.4.   Authority Relative to this Agreement; Board Approval........  A-13
  Section 3.5.   No Conflict; Required Filings and Consents..................  A-13
  Section 3.6.   Compliance; Permits.........................................  A-14
  Section 3.7.   SEC Filings; Financial Statements...........................  A-14
  Section 3.8.   Absence of Certain Changes or Events........................  A-15
  Section 3.9.   Absence of Litigation.......................................  A-15
  Section 3.10.  Registration Statement; Proxy Statement.....................  A-16
  Section 3.11.  Brokers.....................................................  A-16
  Section 3.12.  Opinion of Financial Advisor................................  A-16
  Section 3.13.  Employee Benefit Plans......................................  A-16
  Section 3.14.  Tax Matters.................................................  A-17
ARTICLE 4  REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB..................  A-17
  Section 4.1.   Organization and Qualification; Subsidiaries................  A-17
  Section 4.2.   Certificate of Incorporation and Bylaws.....................  A-17
  Section 4.3.   Capitalization..............................................  A-17
  Section 4.4.   Authority Relative to this Agreement; Board Approval........  A-18
  Section 4.5.   No Conflict; Required Filings and Consents..................  A-19
  Section 4.6.   Compliance; Permits.........................................  A-19
  Section 4.7.   SEC Filings; Financial Statements...........................  A-20
  Section 4.8.   Absence of Certain Changes or Events........................  A-20
  Section 4.9.   Absence of Litigation.......................................  A-20

                                                                               PAGE
                                                                               ----
  Section 4.10.  Registration Statement; Proxy Statement.....................  A-21
  Section 4.11.  Brokers.....................................................  A-21
  Section 4.12.  Opinion of Financial Advisor................................  A-21
  Section 4.13.  Interim Operations of Sub...................................  A-21
  Section 4.14.  Employee Benefit Plans......................................  A-21
  Section 4.15.  Tax Matters.................................................  A-22
ARTICLE 5  CONDUCT AND TRANSACTIONS PRIOR TO EFFECTIVE TIME; ADDITIONAL
           AGREEMENTS........................................................  A-22
  Section 5.1.   Information and Access......................................  A-22
  Section 5.2.   Conduct of Business of the Company..........................  A-22
  Section 5.3.   Conduct of Business of Parent...............................  A-24
  Section 5.4.   Preparation of S-4 and Proxy Statement; Other Filings.......  A-24
  Section 5.5.   Letter of Independent Auditors..............................  A-25
  Section 5.6.   Shareholders Meeting........................................  A-25
  Section 5.7.   Agreements to Take Reasonable Action........................  A-25
  Section 5.8.   Consents....................................................  A-26
  Section 5.9.   NASDAQ Quotation............................................  A-26
  Section 5.10.  Affiliates..................................................  A-26
  Section 5.11.  Indemnification and Insurance...............................  A-26
  Section 5.12.  Notification of Certain Matters.............................  A-26
  Section 5.13.  Employee Agreements.........................................  A-26
  Section 5.14.  Reorganization..............................................  A-27
ARTICLE 6  CONDITIONS PRECEDENT..............................................  A-27
  Section 6.1.   Conditions to Each Party's Obligation to Effect the
                 Merger......................................................  A-27
          (a)    Shareholder Approval........................................  A-27
          (b)    Effectiveness of the S-4....................................  A-27
          (c)    Governmental Entity Approvals...............................  A-27
          (d)    No Injunctions or Restraints; Illegality....................  A-27
          (e)    NASDAQ Quotation............................................  A-27
  Section 6.2.   Conditions of Obligations of Parent and Sub.................  A-27
          (a)    Representations and Warranties..............................  A-27
          (b)    Performance of Obligations of the Company...................  A-28
          (c)    Consents....................................................  A-28
          (d)    Tax Opinion.................................................  A-28
  Section 6.3.   Conditions of Obligations of the Company....................  A-28
          (a)    Representations and Warranties..............................  A-28
          (b)    Performance of Obligations of Parent and Sub................  A-28
          (c)    Consents....................................................  A-28
          (d)    Tax Opinion.................................................  A-28
          (e)    Officer of Parent...........................................  A-29
ARTICLE 7  TERMINATION.......................................................  A-29
  Section 7.1.   Termination.................................................  A-29
  Section 7.2.   Effect of Termination.......................................  A-29
  Section 7.3.   Fees and Expenses...........................................  A-30
ARTICLE 8  GENERAL PROVISIONS................................................  A-30
  Section 8.1.   Amendment...................................................  A-30
  Section 8.2.   Extension; Waiver...........................................  A-30
  Section 8.3.   Nonsurvival of Representations, Warranties and Agreements...  A-30
  Section 8.4.   Entire Agreement............................................  A-30
  Section 8.5.   Severability................................................  A-30
  Section 8.6.   Notices.....................................................  A-31

                                                                               PAGE
                                                                               ----
  Section 8.7.   Headings....................................................  A-31
  Section 8.8.   Counterparts................................................  A-31
  Section 8.9.   Benefits; Assignment........................................  A-32
  Section 8.10.  Governing Law...............................................  A-32

EXHIBIT A -- Form of Company Affiliate Letter

                             INDEX OF DEFINED TERMS

                                                                    SECTION
                                                                    -------
"Agreement".................................................  Preamble
"Approvals".................................................  Section 3.1
"Approved Matter"...........................................  Section 3.1
"Blue Sky Laws".............................................  Section 4.5(b)
"Business Day"..............................................  Section 1.3
"Certificates"..............................................  Section 2.2(b)
"Closing"...................................................  Section 1.3
"Closing Date"..............................................  Section 1.3
"Code"......................................................  Recitals
"Common Shares Trust".......................................  Section 2.2(e)(iii)
"Commonly Controlled Entity"................................  Section 3.13(a)
"Company"...................................................  Preamble
"Company Banker"............................................  Section 3.11
"Company Benefit Plans".....................................  Section 3.13(a)
"Company Common Stock"......................................  Recitals
"Company Disclosure Letter".................................  Section 3.3
"Company Option"............................................  Section 2.3
"Company Permits"...........................................  Section 3.6(b)
"Company SEC Reports".......................................  Section 3.7(a)
"Confidentiality Agreement".................................  Section 5.1
"Constituent Corporations"..................................  Section 1.1
"Cooperation Agreement".....................................  Recitals
"Effective Time"............................................  Section 1.2
"ERISA".....................................................  Section 3.13(a)
"ERISA Plan"................................................  Section 3.13(a)
"Excess Shares".............................................  Section 2.2(e)(iii)
"Exchange Act"..............................................  Section 3.5(b)
"Exchange Agent"............................................  Section 2.2(a)
"Exchange Fund".............................................  Section 2.2(a)
"Exchange Ratio"............................................  Section 2.1(c)
"GAAP"......................................................  Section 3.7(b)
"Governmental Entity".......................................  Section 3.5(b)
"Illinois Articles of Merger"...............................  Section 1.2
"Illinois Certificate of Merger"............................  Section 1.2
"Illinois Statute"..........................................  Recitals
"Investment Agreement"......................................  Section 5.3
"Liberty"...................................................  Section 5.3
"Material Adverse Effect"...................................  Section 3.1, 4.1
"Merger"....................................................  Recitals
"Multiemployer Plan"........................................  Section 3.13(a)
"NASD"......................................................  Section 2.2(e)(iii)
"Ordinary Venue Contracts"..................................  Section 5.2
"Other Filings".............................................  Section 5.4
"Parent"....................................................  Preamble
"Parent Banker".............................................  Section 4.11
"Parent Benefit Plans"......................................  Section 4.14(a)
"Parent Class B Common Stock"...............................  Section 4.3
"Parent Common Shares"......................................  Section 4.3
"Parent Common Stock".......................................  Section 2.1(c)

                                                                    SECTION
                                                                    -------
"Parent Disclosure Letter"..................................  Section 4.3
"Parent ERISA Plan".........................................  Section 4.14(a)
"Parent Permits"............................................  Section 4.6(b)
"Parent Preferred Stock"....................................  Section 4.3
"Parent Proxy Statement"....................................  Section 4.3
"Parent SEC Reports"........................................  Section 4.7(a)
"Proxy Statement"...........................................  Section 3.5(b)
"Rosen Option"..............................................  Section 2.3
"S-4".......................................................  Section 3.10
"SEC".......................................................  Section 3.1
"Securities Act"............................................  Section 3.7(a)
"Shareholders Meeting"......................................  Section 3.10
"Special Committee".........................................  Recitals
"Stock Plan"................................................  Section 2.3
"Sub".......................................................  Preamble
"Sub Common Stock"..........................................  Section 2.1(a)
"subsidiary"................................................  Section 3.1
"Surviving Corporation".....................................  Section 1.1
"Surviving Corporation Common Stock"........................  Section 2.1(a)
"Transactions"..............................................  Recitals
"Universal".................................................  Section 5.3

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is dated as of March 20, 1998, by and among USA NETWORKS, INC., a Delaware corporation ("Parent"), BRICK ACQUISITION CORP., an Illinois corporation and a wholly owned subsidiary of Parent ("Sub"), and TICKETMASTER GROUP, INC., an Illinois corporation (the "Company").

                                   RECITALS:

     A. The Boards of Directors of Parent, Sub and the Company have each approved the terms and conditions of the business combination between Parent and the Company to be effected by the merger (the "Merger") of Sub with and into the Company, pursuant to the terms and subject to the conditions of this Agreement and the Business Corporation Act of the State of Illinois (the "Illinois Statute"), and each deems the Merger advisable and in the best interests of each corporation. A Special Committee of the Board of Directors of the Company (the "Special Committee") has determined that the Merger is fair to, and in the best interests of, the holders of shares of common stock, no par value, of the Company ("Company Common Stock"), other than Parent and its subsidiaries, and has recommended to the Board of Directors of the Company that it approve the terms and conditions of the Merger, including this Agreement. The Disinterested Directors (as defined in Section 5/7.85 of the Illinois Statute) of the Company have approved the terms and conditions of the Merger.

     B. Each of Parent, Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger.

     C. For federal income tax purposes, it is intended that the Merger and the transactions contemplated thereby qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code").

     D. It was a condition, which condition was satisfied, to the willingness of Parent and Sub to enter into this Agreement and to consummate the transactions contemplated hereby (the "Transactions"), including the acquisition of the stock of the Company in the Merger from the Company's shareholders, including the Chief Executive Officer, that the Chief Executive Officer of the Company entered into that certain agreement with Parent, dated March 9, 1998 (the "Cooperation Agreement"), pursuant to which, among other things, such individual agreed not to compete with, or to solicit customers of, the Company from and after the expiration of his current employment agreement with the Company and to cooperate with the Company and Parent to provide for an orderly transition to a new Chief Executive Officer of the Company.

     NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     SECTION 1.1. THE MERGER. Upon the terms and subject to the conditions of this Agreement and in accordance with the Illinois Statute, at the Effective Time, Parent shall cause Sub to be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Sub shall cease. Sub and the Company are collectively referred to as the "Constituent Corporations."

     SECTION 1.2. EFFECTIVE TIME OF THE MERGER. Subject to the provisions of this Agreement, the Merger shall become effective (the "Effective Time") upon the filing of properly executed articles of merger (the "Illinois Articles of Merger") with, and the issuance of a certificate of merger (the "Illinois Certificate of Merger") by, the Secretary of State of the State of Illinois in accordance with the Illinois Statute. The Effective Time shall be the time of the Closing as set forth in Section 1.3.

     SECTION 1.3. CLOSING. Unless this Agreement shall have been terminated pursuant to Section 7.1, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date (the "Closing Date") to be mutually agreed upon by the parties, which date shall be no later than the third Business Day after satisfaction of the latest to occur of the conditions set forth in Sections 6.1 (other than Section 6.1(d)), 6.2(b) (other than the delivery of the officers' certificate referred to therein), 6.2(c), 6.3(b) (other than the delivery of the officers' certificate referred to therein), and 6.3(c), unless another date is agreed to in writing by the parties. The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another place is agreed to in writing by the parties. As used in this Agreement, "Business Day" shall mean any day, other than a Saturday, Sunday or legal holiday on which banks are permitted to close in the City and State of New York, the State of Delaware or the State of Illinois.

     SECTION 1.4. EFFECTS OF THE MERGER. At the Effective Time: (a) the separate existence of Sub shall cease and Sub shall be merged with and into the Company, with the result that the Company shall be the Surviving Corporation, and (b) the Merger shall have all of the effects provided by the Illinois Statute.

     SECTION 1.5. CERTIFICATE OF INCORPORATION AND BYLAWS OF SURVIVING CORPORATION. At the Effective Time, (a) the certificate of incorporation of Sub shall be the certificate of incorporation of the Surviving Corporation until altered, amended or repealed as provided in the Illinois Statute; (b) the bylaws of Sub shall become the bylaws of the Surviving Corporation until altered, amended or repealed as provided in the Illinois Statute or in the certificate of incorporation or bylaws of the Surviving Corporation; (c) the directors of Sub shall become the initial directors of the Surviving Corporation, such directors to hold office from the Effective Time until their respective successors are duly elected or appointed as provided in the certificate of incorporation and bylaws of the Surviving Corporation; and (d) the officers of the Company shall continue as the officers of the Surviving Corporation until such time as their respective successors are duly elected as provided in the bylaws of the Surviving Corporation.

                                   ARTICLE 2

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     SECTION 2.1. EFFECT OF MERGER ON CAPITAL STOCK. At the Effective Time, subject and pursuant to the terms of this Agreement, by virtue of the Merger and without any action on the part of the Constituent Corporations or the holders of any shares of capital stock of the Constituent Corporations:

          (a) Capital Stock of Sub. Each issued and outstanding share of the common stock, $.01 par value per share, of Sub ("Sub Common Stock") shall be converted into one validly issued, fully paid and nonassessable share of common stock, $.01 par value per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of Surviving Corporation Common Stock.

          (b) Treatment of Certain Shares of Company Common Stock. Each share of Company Common Stock that is owned by the Company as treasury stock and each share of Company Common Stock that is owned by Parent, Sub or any other wholly owned subsidiary of Parent shall not be cancelled and retired and shall be treated as provided in Section 2.1(c).

          (c) Exchange Ratio for Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held by shareholders who properly demand dissenters' rights in accordance with Section 5/11.70 of the Illinois Statute), shall, subject to Section 2.1(d), be converted into the right to receive 1.126 of a fully paid and nonassessable share of common stock, $.01 par value per share, of Parent ("Parent Common Stock") (the "Exchange Ratio"). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding, and shall automatically be cancelled and retired and cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock to be issued in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest. No fractional shares of Parent Common Stock shall be issued; and, in lieu thereof, a cash payment shall be made pursuant to Section 2.2(e).

          (d) Adjustment of Exchange Ratio for Dilution and Other Matters. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, stock dividend, stock combination, exchange of shares, readjustment or otherwise, then the Exchange Ratio, as the case may be, shall be correspondingly adjusted. Without otherwise limiting the foregoing, the Exchange Ratio of 1.126 set forth in paragraph (c) above gives effect to the two-for-one stock split declared by the Company on February 20, 1998, with respect to the Parent Common Shares (as defined in
     Section 4.3).

     SECTION 2.2. EXCHANGE OF CERTIFICATES.

     (a) Exchange Agent. Prior to the Closing Date, Parent shall select a bank or trust company reasonably acceptable to the Company to act as exchange agent (the "Exchange Agent") in the Merger. Prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 2, certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto, the "Exchange Fund") issuable pursuant to Section 2.1(c) at the Effective Time in exchange for outstanding shares of Company Common Stock, which shall include such shares of Parent Common Stock to be sold by the Exchange Agent pursuant to Section 2.2(e).

     (b) Exchange Procedures. As soon as practicable after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record (other than the Company, Parent, Sub and any wholly owned subsidiary of the Company) of a certificate or certificates which immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (collectively, the "Certificates") whose shares were converted into the right to receive Parent Common Stock pursuant to Section 2.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article 2 and any cash in lieu of fractional shares of Parent Common Stock, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered on the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock may be issued and paid to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed, on and after the Effective Time, to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Article 2 and the Illinois Statute. The consideration to be issued in the Merger will be delivered by the Exchange Agent as promptly as practicable following surrender of a Certificate and any other required documents. No interest will be payable on such consideration regardless of any delay in making payments.

     (c) Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect, if any, of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor or such holder's transferee pursuant to
Section 2.2(e), without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions on Parent Common Stock with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions on Parent Common Stock with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

     (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms of this Article 2 (plus any cash paid pursuant to Section 2.2(c) or 2(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to the shares of Company Common Stock, and there shall be no further registration of transfers on the stock transfer books of the Company or the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article 2.

     (e) No Issuance of Fractional Shares.

          (i) No certificates or scrip for fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent.

          (ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 2.2(a) over (B) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Company Common Stock pursuant to Section 2.2(b) (such excess, the "Excess Shares"). As soon after the Effective Time as practicable, the Exchange Agent, as agent for the holders of Company Common Stock, shall sell the Excess Shares at then prevailing prices in the over-the-counter market, all in the manner provided in clause
     (iii) of this Section 2.2(e).

          (iii) The sale of the Excess Shares by the Exchange Agent shall be executed in the over-the-counter market through one or more member firms of the National Association of Securities Dealers, Inc. (the "NASD") and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of Company Common Stock, the Exchange Agent will hold such proceeds in trust for the holders of Company Common Stock (the "Common Shares Trust"). Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Common Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Common Stock are entitled.

          (iv) As soon as practicable after the determination of the amount of cash, if any, to be paid to the holders of Company Common Stock in lieu of any fractional share interests and subject to clause (v) of this Section 2.2(e), the Exchange Agent shall make available such amounts to such holders of Company Common Stock.

          (v) Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund and Common Shares Trust which remains undistributed to the shareholders of the Company for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any former shareholders of the Company who have not theretofore complied with this Article 2 shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

     (g) No Liability. Neither the Exchange Agent, Parent, Sub nor the Company shall be liable to any holder of shares of Company Common Stock or Parent Common Stock, as the case may be, for shares (or dividends or distributions with respect thereto) from the Exchange Fund or cash from the Common Shares Trust delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (h) Lost, Stolen or Destroyed Certificates. In the event any Certificates evidencing shares of Company Common Stock shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed Certificate(s) shall execute an affidavit of that fact upon request. The holder of any such lost, stolen or destroyed Certificate(s) shall also deliver a reasonable indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificate(s) alleged to have been lost, stolen or destroyed. The affidavit and any indemnity which may be required hereunder shall be delivered to the Exchange Agent, who shall be responsible for making payment for such lost, stolen or destroyed Certificate(s).

     SECTION 2.3. STOCK OPTIONS. At the Effective Time, the Company's obligation with respect to each outstanding option (each, a "Company Option") to purchase shares of Company Common Stock issued pursuant to the Company's Stock Plan (the "Stock Plan") and (unless otherwise elected by the optionee pursuant to the terms of an individual agreement) pursuant to the Stock Option Agreement, dated as of December 15, 1993, between the Company and Fredric D. Rosen (the "Rosen Option"), as amended in the manner described in the following sentence, shall be assumed by Parent. The Company Options so assumed by Parent shall continue to have, and be subject to, the same terms and conditions as set forth in the Stock Plan and the Rosen Option and the agreements pursuant to which such Company Options were issued as in effect immediately prior to the Effective Time, which plan, agreements and Rosen Option shall be assumed by Parent, except that (in accordance with the applicable provisions of such plan and Rosen Option and subject to any other rights that a holder of Company Options may have) (a) each such Company Option shall be exercisable for that number of whole shares of Parent Common Stock equal to the product of that number of shares of Company Common Stock covered by such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded up to the nearest whole number of shares of Parent Common Stock, and (b) the exercise price per share of Parent Common Stock shall equal the exercise price per share of Company Common Stock in effect immediately prior to the Effective Time divided by the Exchange Ratio. The adjustment provided herein with respect to any Company Options which are "Incentive Stock Options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. Parent shall reserve for issuance the number of shares of Parent Common Stock that will become issuable upon the exercise of such Company Options pursuant to this Section 2.3.

     SECTION 2.4. TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement or to vest, perfect or confirm of record or otherwise establish in the Surviving Corporation full right, title and interest in, to or under any of the assets, property, rights, privileges, powers and franchises of the Company and Sub, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of each of the Constituent Corporations or otherwise to take all such lawful and necessary or desirable action.

                                   ARTICLE 3

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Sub as follows:

     SECTION 3.1. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of the Company and its "Significant Subsidiaries" (as such term is defined in Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) is a corporation or other entity duly incorporated or organized, validly existing and, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of the Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below). Each of the Company and its subsidiaries is, as applicable, duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect. When used in this Article 3 or elsewhere in this Agreement in connection with the Company or any of its subsidiaries, the term "Material Adverse Effect" means any change, event or effect that is materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole, excluding (i) any changes or effects resulting from any matter, which matter was expressly approved by the Board of Directors of the Company following the date hereof unless, with respect to such matter, both directors of the Company who are also executive officers of Parent either voted against or abstained from voting (such matter and related contemplated transactions, an "Approved Matter") and (ii) changes in general economic conditions in the economy as a whole. Other than wholly owned subsidiaries and except as disclosed in the Company SEC Reports or Section 3.1 of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business, association or entity. As used in this Agreement, "subsidiary" with respect to any person shall mean any entity which such person has the ability to control the voting power thereof, either through ownership of equity interests or otherwise, provided that under no circumstances shall the Company and its subsidiaries be deemed to be subsidiaries of Parent.

     SECTION 3.2. CERTIFICATE OF INCORPORATION AND BYLAWS. The Company has previously furnished or made available to Parent a complete and correct copy of its Articles of Incorporation and Bylaws as amended to date. Such Articles of Incorporation and bylaws are in full force and effect. Neither the Company nor any of its Significant Subsidiaries is in violation of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational documents.

     SECTION 3.3. CAPITALIZATION. The authorized capital stock of the Company consists of 80,000,000 shares of Company Common Stock and 20,000,000 shares of Company Preferred Stock. At the close of business on March 9, 1998, (a) 26,176,265 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, and not subject to preemptive rights, (b) of the amount referred to in clause (a) above, no shares of Company Common Stock were held in treasury by the Company or by wholly owned subsidiaries of the Company, (c) options to purchase 2,658,086 and 1,331,340 shares of Company Common Stock were outstanding under the Stock Plan and the Rosen Option, and (d) 237,346 shares of Company Common Stock were reserved for issuance to the former owners of the Company's Canadian subsidiary. As of the date hereof, no shares of Company Preferred Stock were issued or outstanding. No change in such capitalization has occurred between March 9, 1998 and the date hereof, except (i) the issuance of shares of Company Common Stock pursuant to the exercise of outstanding options and (ii) as contemplated by this Agreement. Except as set forth in this Section 3.3 or as disclosed in Section 3.3 of the disclosure letter delivered by the Company to Parent (the "Company Disclosure Letter"), as of the date of this Agreement, there are no options, warrants or other rights, agreements, or commitments, in each case to which the Company or any of its subsidiaries is a party, of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in Section 3.3 of the Company Disclosure Letter, there are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity other than guarantees of obligations of subsidiaries entered into in the ordinary course of business. All of the outstanding equity interests of each of the Company's subsidiaries are duly authorized, validly issued, and, where applicable, fully paid and nonassessable, and, except as set forth in Section 3.3 of the Company Disclosure Letter or (in the case of subsidiaries of the Company only) for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, all such shares are owned by the Company or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company's voting rights, charges or other encumbrances of any nature whatsoever.

     SECTION 3.4. AUTHORITY RELATIVE TO THIS AGREEMENT; BOARD APPROVAL.

     (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to obtaining the approval of the shareholders of the Company of this Agreement, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions so contemplated (other than, with respect to the Merger, the approval and adoption of this Agreement by the vote of shareholders of the Company owning at least a majority of the outstanding shares of Company Common Stock in accordance with the Illinois Statute and the Company's Articles of Incorporation and By-Laws, which vote is the only vote required to consummate the Transactions under the Company's Articles of Incorporation and the Illinois Statute). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Sub, constitutes the legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (ii) the availability of injunctive relief and other equitable remedies. The Company has taken all appropriate actions so that the restrictions on business combinations contained in Section 5/11.75 of the Illinois Statute will not apply to Parent or Sub and their respective affiliates and associates with respect to or as a result of this Agreement or the Transactions.

     (b) The Board of Directors of the Company based on the recommendation of the Special Committee (which recommendation was a condition to the approval of the Company's Board of Directors set forth in clause (i) of this sentence) has, prior to this Agreement, (i) approved this Agreement and the Transactions (including for purposes of the Illinois Statute), (ii) determined that the Transactions are fair to and in the best interests of the shareholders of the Company and (iii) recommended that the shareholders of the Company approve this Agreement and the Transactions. This Agreement and the Transactions have been approved by the vote of at least two-thirds of the Disinterested Directors (as defined in Section 5/7.85 of the Illinois Statute), and no vote of Company shareholders pursuant to Section 5/7.85 of the Illinois Statute is required in connection with the Transactions.

     SECTION 3.5. NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) The execution and delivery of this Agreement by the Company do not, and the performance of its obligations hereunder and the consummation of the Transactions by the Company will not, (i) conflict with or violate the certificate of incorporation, bylaws or equivalent organizational documents of the Company or any of its subsidiaries; (ii) subject to obtaining the approval of the Company's shareholders of this Agreement in accordance with the Illinois Statute and the Company's Articles of Incorporation and Bylaws and compliance with the requirements set forth in Section 3.5(b), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which any of their respective properties is bound or affected; or (iii) except as set forth in Section 3.5 of the Company Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party or the Company or its subsidiaries under, or give to others any rights of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties are bound or affected, except, in the case of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement in any material respect, and would not have, individually or in the aggregate, a Material Adverse Effect. Section 3.5 of the Company Disclosure Letter lists all material consents, waivers and approvals under any agreements, contracts, licenses or leases required to be obtained by the Company or its subsidiaries in connection with the consummation of the Transactions.

     (b) The execution and delivery of this Agreement by the Company do not, and the performance of its obligations hereunder and the consummation of the Transactions by the Company will not, require any consent, approval, authorization or permit of, or registration or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "Governmental Entity"), except (i) the filing of documents to satisfy the applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and state takeover laws,
(ii) the filing with the SEC of a proxy statement and prospectus in definitive form relating to the Shareholders Meeting (the "Proxy Statement"), (iii) the filing of the Illinois Articles of Merger with, and the issuance of the Illinois Certificate of Merger by, the Secretary of State of the State of Illinois, (iv) filings under the rules and regulations of the NASD, or (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent or delay in any material respect the Company from performing its obligations under this Agreement or (B) would not, individually or in the aggregate, have a Material Adverse Effect.

     SECTION 3.6. COMPLIANCE; PERMITS.

     (a) Except as set forth in Section 3.6 or 3.9 of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation (i) of, any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which any of their respective properties is bound, or (ii) whether after the giving of notice or passage of time or both, of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties is bound, except for any conflicts, defaults or violations which do not and would not have, individually or in the aggregate, a Material Adverse Effect.

     (b) The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities which are material to operation of the business of the Company and its subsidiaries taken as a whole (collectively, the "Company Permits"). The Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

     SECTION 3.7. SEC FILINGS; FINANCIAL STATEMENTS.

     (a) The Company has made available to Parent a correct and complete copy of each report, schedule, registration statement (but only such registration statements that have become effective prior to the date hereof) and definitive proxy statement filed by the Company with the SEC on or since the date of its initial public offering and prior to the date of this Agreement (the "Company SEC Reports"), which are all the forms, reports and documents required to be filed by the Company with the SEC since such date. As of their respective dates, the Company SEC Reports and any forms, reports and other documents filed by the Company with the SEC after the date of this Agreement (i) complied or will comply in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable thereto, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) or will not at the time they are filed contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, provided, however, that no representation is made with respect to information included in the Company SEC Reports that was provided in writing by Parent or Sub. None of the Company's subsidiaries is required to file any reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, had been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q or the Exchange Act regulations promulgated by the SEC), and each fairly presented the consolidated financial position of the Company and its consolidated subsidiaries in all material respects as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated (subject, in the case of the unaudited interim financial statements, to normal audit adjustments which were not and are not expected, individually or in the aggregate, to be material in amount).

     (c) Neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole, except liabilities (i) set forth in Section 3.7 of the Company Disclosure Letter or the Company SEC Reports filed with the SEC prior to the date of this Agreement or provided for in the Company's balance sheet (and related notes thereto) as of January 31, 1997 filed in the Company SEC Reports, or (ii) incurred since January 31, 1997 in the ordinary course of business, none of which are material to the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole or (iii) arising out of or incurred in connection with (x) this Agreement or the transactions contemplated hereby or
(y) an Approved Matter.

     SECTION 3.8. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in
Section 3.8 of the Company Disclosure Letter, contemplated by this Agreement or disclosed in the Company SEC Reports, since January 31, 1997, (a) the Company and its subsidiaries have, in all material respects, conducted their businesses only in the ordinary course and in a manner consistent with past practice and have not taken any of the actions set forth in Section 5.2(b)(i)-(iv), (vii),
(x), (xi), (xii) (but with respect to this clause, only since October 31, 1997) and (xiii), and (b) there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business), individually or in the aggregate, having or which could reasonably be expected to have a Material Adverse Effect, or (ii) any material change by the Company in its accounting methods, principles or practices except as required by concurrent changes in GAAP.

     SECTION 3.9. ABSENCE OF LITIGATION. Except as disclosed in the Company SEC Reports or Section 3.9 of the Company Disclosure Letter, there are no claims, actions, suits, investigations or proceedings pending or, to the best knowledge of the Company, threatened against the Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, would, or reasonably could be expected to, have a Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries (a) having or which would, or reasonably could be expected to, have a Material Adverse Effect or (b) which seeks to restrain, enjoin or delay consummation of any of the Transactions.

     SECTION 3.10. REGISTRATION STATEMENT; PROXY STATEMENT. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (b) the Proxy Statement will, at the date the Proxy Statement is mailed to the shareholders of the Company, at the time of the shareholders meeting of the Company (the "Shareholders Meeting") in connection with the Transactions and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, provided, however, that no representation is made with respect to information included in the Proxy Statement that was provided in writing by Parent or Sub. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

     SECTION 3.11. BROKERS. Except as set forth in Section 3.11 of the Company Disclosure Schedule, no broker, finder or investment banker (other than Salomon Smith Barney (f/k/a Salomon Brothers Inc) (the "Company Banker")) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger and the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete copy of all agreements between the Company and the Company Banker pursuant to which such firm would be entitled to any payment relating to the Merger and the Transactions.

     SECTION 3.12. OPINION OF FINANCIAL ADVISOR. The Special Committee and the Company's Board of Directors have received the written opinion, dated March 9, 1998, of the Company Banker that, as of March 9, 1998, the Exchange Ratio is fair to the holders of Company Common Stock (other than Parent or any subsidiary of Parent) from a financial point of view, a copy of which opinion will be delivered to Parent.

     SECTION 3.13. EMPLOYEE BENEFIT PLANS.

     (a) The Company has delivered or made available to Parent prior to the execution of this Agreement true and complete copies (or, in the case of bonus or other incentive plans, summaries thereof) of all material pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other material incentive plans, all other material written employee programs, arrangements or agreements, whether arrived at through collective bargaining or otherwise, all material medical, vision, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by the Company or any entity required to be aggregated with the Company pursuant to Section 414 of the Code (each, a "Commonly Controlled Entity") for the benefit of current or former employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which current or former employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the "Company Benefit Plans"). Any of the Company Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as an "ERISA Plan." No Company Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA (a "Multiemployer Plan").

     (b) All Company Benefit Plans are in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations the breach or violation of which could result in a Material Adverse Effect.

     (c) No ERISA Plan is subject to Title IV or Section 302 of ERISA, and no circumstances exist that could result in material liability to the Company under Title IV or Section 302 of ERISA.

     (d) Except as set forth in Section 3.13 of the Company Disclosure Letter, as described in any Company SEC Reports or as provided under the Stock Plan or any related agreement and the Rosen Option, neither the execution and delivery of this Agreement nor the consummation of the Transactions (or any termination of employment in connection with the Transactions) will (i) result in any material payment becoming due to any current or former director or employee of the Company or any of its affiliates from the Company or any of its affiliates under any Company Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

     SECTION 3.14. TAX MATTERS. Neither the Company nor any of its subsidiaries has taken or agreed to take any action (including in connection with the Transactions) that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

                                   ARTICLE 4

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Sub jointly and severally represent and warrant to the Company, as follows:

     SECTION 4.1. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of Parent and its Significant Subsidiaries is a corporation or other entity duly organized, validly existing and, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below). Each of Parent and its subsidiaries is, as applicable, duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect. When used in this Article 4 or elsewhere in connection with Parent or any of its subsidiaries, the term "Material Adverse Effect" means any change, event or effect that is materially adverse to the business, financial condition or results of operations of Parent and its subsidiaries (including USANi LLC, a Delaware limited liability company) taken as a whole, excluding changes in general economic conditions in the economy as a whole. Other than wholly owned subsidiaries and except as disclosed in the Parent SEC Reports (as defined in Section 4.7(a)) or Section 5.3 of the Parent Disclosure Letter, Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business, association or entity.

     SECTION 4.2. CERTIFICATE OF INCORPORATION AND BYLAWS. Parent has previously furnished to the Company a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date. Such certificate of incorporation and bylaws are in full force and effect. Neither Parent nor any of its Significant Subsidiaries is in violation of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational documents.

     SECTION 4.3. CAPITALIZATION. In each case without giving effect to the 2-for-1 stock split declared by Parent on February 20, 1998, as of the date hereof, the authorized capital stock of Parent consists of (a) 800,000,000 shares of Parent Common Stock and 200,000,000 shares of Class B common stock, par value $.01 per share, of Parent ("Parent Class B Common Stock" and, together with the Parent Common Stock, the "Parent Common Shares") and (b) 15,000,000 shares of preferred stock, par value $.01 per share, of Parent ("Parent Preferred Stock"), none of which have been designated as to class or series. At the close of business on March 11, 1998, (i) 51,089,631 shares of Parent Common Stock were issued and outstanding and 16,006,808 shares of Parent Class B Common Stock were issued and outstanding, all of which Parent Common Stock and Parent Class B Common Stock are validly issued, fully paid and nonassessable and, except as disclosed in the Parent proxy statement dated January 12, 1998 (the "Parent Proxy Statement"), not subject to any preemptive rights, (ii) no shares of Parent Common Stock were held in treasury by Parent or by subsidiaries of Parent, (iii) shares of USANi LLC exchangeable into 54,327,175 Parent Common Shares were outstanding, and (iv) Home Shopping Network, Inc. shares exchangeable into 7,905,016 shares of Parent Common Stock and 399,136 shares of Parent Class B Common Stock were outstanding. At the close of business on March 2, 1998, options to purchase 17,499,297 shares of Parent Common Stock were outstanding under Parent's 1997 Stock and Annual Incentive Plan, 1995 Stock Incentive Plan, 1992 Stock Option and Restricted Stock Plan, Stock Option Plan for Outside Directors, other Company stock option plans described in documents incorporated by reference in the Parent SEC Reports, and under equity compensation arrangements. Except as set forth in
Section 4.3 of the Parent Disclosure Letter, no change in such capitalization has occurred between March 2, 1998 and the date hereof, except for issuances of Parent Common Stock upon exercise, conversion or exchange of the outstanding securities referenced in this Section 4.3. As of the date hereof, no shares of Parent Preferred Stock were issued or outstanding. The authorized capital stock of Sub consists of 100,000,000 shares of Sub Common Stock. As of the date hereof, 1,000 shares of Sub Common Stock are issued and outstanding. All of the outstanding shares of Parent's and Sub's respective capital stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 4.3, the Parent Proxy Statement or as disclosed in the disclosure letter delivered by Parent to the Company (the "Parent Disclosure Letter"), as of the date of this Agreement, there are no options, warrants or other rights, agreements, or commitments, in each case, to which Parent or any of its subsidiaries is a party, of any character relating to the issued or unissued capital stock of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, Parent or any of its subsidiaries. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall, and the shares of Parent Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, except as set forth in the Parent Proxy Statement. Except as set forth in the Parent Proxy Statement or Section 4.3 of the Parent Disclosure Letter, there are no obligations, contingent or otherwise, of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or the capital stock of any subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity other than guarantees of obligations of subsidiaries entered into in the ordinary course of business. All of the outstanding equity interests (other than directors' qualifying shares) of each of Parent's subsidiaries are duly authorized, validly issued, and, where applicable, fully paid and nonassessable and, except as set forth in the Parent Proxy Statement or for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, all such shares (other than directors' qualifying shares) are owned by Parent or another subsidiary. The shares of Surviving Corporation Common Stock to be issued in the Merger will, upon issuance, be validly issued, fully paid, nonassessable and free and clear of all security interests, liens, claims, pledges, agreements, limitations in the holder's voting rights, charges or other encumbrances of any nature whatsoever (in each case to which the Surviving Corporation is a party).

     SECTION 4.4. AUTHORITY RELATIVE TO THIS AGREEMENT; BOARD APPROVAL.

     (a) Each of Parent and Sub has all necessary corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Sub and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement, or to consummate the Transactions (other than the approval of the NASD listing application with respect to the issuance of shares of Parent Common Stock in the Merger). This Agreement has been duly and validly executed and delivered by Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal and binding obligations of Parent and Sub, enforceable against Parent and Sub in accordance with its terms, subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (ii) the availability of injunctive relief and other equitable remedies.

     (b) The Board of Directors of Parent has (i) approved this Agreement and the Transactions and (ii) determined that the Transactions are fair to and in the best interests of the shareholders of Parent. No vote of Parent shareholders is required in connection with the Transactions.

     SECTION 4.5. NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) The execution and delivery of this Agreement by Parent and Sub do not, and the performance of their respective obligations hereunder and the consummation of the Transactions by Parent and Sub will not, (i) conflict with or violate the certificate of incorporation, bylaws or equivalent organizational documents of Parent or any of its subsidiaries; (ii) subject to compliance with the requirements set forth in Section 4.5(b), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which their respective properties are bound or affected; or
(iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party or Parent or its subsidiaries under, or give to others any rights of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or any of their respective properties are bound or affected, except in the cases of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent Parent and Sub from performing their respective obligations under this Agreement in any material respect, and would not have, individually or in the aggregate, a Material Adverse Effect. Section 4.5(a) of the Parent Disclosure Letter lists all material consents, waivers and approvals under any agreements, contracts, licenses or leases required to be obtained by Parent or its subsidiaries in connection with the consummation of the Transactions.

     (b) The execution and delivery of this Agreement by Parent and Sub do not, and the performance of their respective obligations hereunder and the consummation of the Transactions by Parent and Sub will not, require any consent, approval, authorization or permit of, or registration or filing with or notification to, any Governmental Entity except (i) the filing of documents to satisfy the applicable requirements, if any, of the Exchange Act and state takeover laws, (ii) the filing with the SEC of the Proxy Statement and the declaration of effectiveness of the S-4 by the SEC, (iii) the filing of the Illinois Articles of Merger with, and the issuance of the Illinois Certificate of Merger by, the Secretary of State of the State of Illinois, (iv) filings under the rules and regulations of the NASD, (v) filings under state securities laws ("Blue Sky Laws"), and (vii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications
(A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent or delay in any material respect Parent or Sub from performing their respective obligations under this Agreement or (B) would not, individually or in the aggregate, have a Material Adverse Effect.

     SECTION 4.6. COMPLIANCE; PERMITS.

     (a) Except as disclosed in Section 4.6 or Section 4.9 of the Parent Disclosure Letter, neither Parent nor any of its subsidiaries is in conflict with, or in default or violation (i) of, any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which any of their respective properties is bound, or (ii) whether after the giving of notice or passage of time or both, of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or any of their respective properties is bound, except for any such conflicts, defaults or violations which do not and would not have, individually or in the aggregate, a Material Adverse Effect.

     (b) Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities which are material to the operation of the business of Parent and its subsidiaries taken as a whole (collectively, the "Parent Permits"). Parent and its subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

     SECTION 4.7. SEC FILINGS; FINANCIAL STATEMENTS.

     (a) Parent has made available to the Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after January 1, 1997 and prior to the date of this Agreement (the "Parent SEC Reports"), which are all the forms, reports and documents required to be filed by Parent with the SEC since January 1, 1997. As of their respective dates, the Parent SEC Reports and any forms, reports and other documents filed by Parent and Sub after the date of this Agreement (i) complied or will comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable thereto, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) or will not at the time they are filed contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, provided, however, that no representation is made with respect to information included in the Parent SEC Reports that was provided in writing by the Company. None of Parent's subsidiaries is required to file any reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, had been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q or the Exchange Act regulations promulgated by the SEC) and each fairly presented the consolidated financial position of Parent and its consolidated subsidiaries in all material respects as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated (subject, in the case of the unaudited interim financial statements, to normal audit adjustments which were not and are not expected, individually or in the aggregate, to be material in amount).

     (c) Except as disclosed in Section 4.7 of the Parent Disclosure Letter, neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole, except liabilities (i) set forth in the Parent SEC Reports filed with the SEC prior to the date of this Agreement or provided for in Parent's balance sheet (and related notes thereto) as of December 31, 1996 filed in the Parent SEC Reports or (ii) incurred since December 31, 1996 in the ordinary course of business, none of which are material to the business, results of operations or financial condition of Parent and its subsidiaries, taken as a whole.

     SECTION 4.8. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Parent SEC Reports or in Section 4.8 of the Parent Disclosure Letter or as contemplated by this Agreement, since December 31, 1996, (a) Parent and its subsidiaries have, in all material respects, conducted their businesses only in the ordinary course and in a manner consistent with past practice and have not taken any of the actions set forth in Section 5.3(b)(i)-(iv), and (b) there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business), individually or in the aggregate, having or which could reasonably be expected to have a Material Adverse Effect or (ii) any material change by Parent in its accounting methods, principles or practices except as required by concurrent changes in GAAP.

     SECTION 4.9. ABSENCE OF LITIGATION. Except as disclosed in Section 4.9 of the Parent Disclosure Letter or the Parent SEC Reports, there are no claims, actions, suits, investigations or proceedings pending or, to the best knowledge of Parent, threatened against Parent or any of its subsidiaries before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, would, or could reasonably be expected to, have a Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any of its subsidiaries (a) having or which would, or could reasonably be expected to, have a Material Adverse Effect or (b) which seeks to restrain, enjoin or delay consummation of any of the Transactions.

     SECTION 4.10. REGISTRATION STATEMENT; PROXY STATEMENT. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the S-4 will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, provided, however, that no representation is made with respect to information included in the S-4 that was provided in writing by the Company. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, and the S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder.

     SECTION 4.11. BROKERS. No broker, finder or investment banker (other than Allen & Company Incorporated ("Parent Banker")) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

     SECTION 4.12. OPINION OF FINANCIAL ADVISOR. In connection with its March 13, 1998 approval of the Transactions, Parent's Board of Directors has received the oral opinion of Parent Banker that, as of March 13, 1998, the Exchange Ratio for each share of Company Common Stock (other than shares owned by Parent and its subsidiaries) is fair to Parent from a financial point of view, which opinion will be confirmed in writing, a copy of which will be delivered to the Company.

     SECTION 4.13. INTERIM OPERATIONS OF SUB. Sub is a direct wholly owned subsidiary of Parent and was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

     SECTION 4.14. EMPLOYEE BENEFIT PLANS.

     (a) Parent will deliver or make available to the Company as soon as practicable after the execution of this Agreement true and complete copies (or, in the case of bonus or other incentive plans, summaries thereof) of all material pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other material incentive plans, all other material written employee programs, arrangements or agreements, whether arrived at through collective bargaining or otherwise, all material medical, vision, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Parent or any Commonly Controlled Entity of Parent for the benefit of current or former employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which current or former employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the "Parent Benefit Plans"). Any of the Parent Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Parent ERISA Plan." Except as set forth in Section 4.14 of the Parent Disclosure Letter, no Parent Benefit Plan is or has been a Multiemployer Plan within the meaning of
Section 3(37) of ERISA.

     (b) All Parent Benefit Plans are in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations the breach or violation of which could result in a Material Adverse Effect.

     (c) No parent ERISA Plan is subject to Title IV or Section 302 of ERISA and no circumstances exist that could result in material liability to Parent under Title IV or Section 302 of ERISA.

     (d) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (or any termination of employment in connection with the Transactions) will (i) result in any material payment becoming due to any current or former director or employee of Parent or any of its affiliates from Parent or any of its affiliates under any Parent Benefit Plan or otherwise,
(ii) materially increase any benefits otherwise payable under any Parent Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

     SECTION 4.15. TAX MATTERS. Neither Parent nor any of its affiliates has taken or agreed to take any action (including in connection with the Transactions) that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

                                   ARTICLE 5

               CONDUCT AND TRANSACTIONS PRIOR TO EFFECTIVE TIME;
                             ADDITIONAL AGREEMENTS

     SECTION 5.1. INFORMATION AND ACCESS. From the date of this Agreement and continuing until the Effective Time, the Company and Parent each agrees as to itself and its subsidiaries that it shall afford and, with respect to clause (b) below, shall cause its independent auditors to afford, (a) to the officers, independent auditors, counsel and other representatives of the other reasonable access to its and its subsidiaries' properties, books, records (including tax returns filed and those in preparation) and executives and personnel in order that the other may have a full opportunity to make such investigation as it reasonably desires to make of the other, and, in the case of access to the Company's executives and personnel, to plan and provide for the Merger and for the future direction of the Company, and (b) to the independent auditors of the other, reasonable access to the audit work papers and other records of its independent auditors. No investigation pursuant to this Section 5.1 shall affect or otherwise obviate or diminish any representations and warranties of any party or conditions to the obligations of any party. Promptly following the date hereof, the Company will deliver to Parent a complete copy of its current operating budget. Except as required by law or stock exchange or NASD regulation, any information furnished pursuant to this Section 5.1 shall be treated confidentially by such party, its officers, independent accountants and other representatives and advisors (except for such information as has otherwise been made public (other than by reason of a violation of this Section 5.1)), subject, in the case of information furnished to Parent, to any limitations in the letter agreement, dated as of February 9, 1998, between Parent and the Company (the "Confidentiality Agreement").

     SECTION 5.2. CONDUCT OF BUSINESS OF THE COMPANY. Except as contemplated by this Agreement (including Section 5.2 of the Company Disclosure Letter) or with respect to Approved Matters, and excluding transactions between the Company and its wholly owned subsidiaries or between such subsidiaries, during the period from the date of this Agreement and continuing until the Effective Time or until the termination of this Agreement pursuant to Section 7.1, (a) the Company and its subsidiaries shall conduct their respective businesses in the ordinary and usual course consistent with past practice (including, without limitation, with respect to the terms of any new arena or venue contracts or renewals of existing arena or venue contracts (such contracts, "Ordinary Venue Contracts"), or financial expenditures), and (b) neither the Company nor any of its subsidiaries shall without the prior written consent of Parent:

          (i) declare, set aside or pay any dividends on or make any other distribution in respect of any of its capital stock, except dividends or distributions declared and paid by a subsidiary of the Company only to the Company or another subsidiary of the Company;

          (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or repurchase, redeem or otherwise acquire any shares of its capital stock;

          (iii) issue, deliver, pledge, encumber or sell, or authorize or propose the issuance, delivery, pledge, encumbrance or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or rights, warrants or options to acquire, any such shares of capital stock or other convertible securities (other than the issuance of such capital stock to the Company or a wholly owned subsidiary of the Company, or upon the exercise or conversion of outstanding options or warrants in accordance with the Stock Plan or the Rosen Option in effect on the date of this Agreement or other convertible or exchangeable securities outstanding on the date hereof, in each case in accordance with its present terms), authorize or propose any change in its equity capitalization, or amend any of the financial or other economic terms of such securities or the financial or other economic terms of any agreement relating to such securities;

          (iv) amend its Articles of Incorporation or Bylaws in any manner;

          (v) take any action that would or could reasonably be expected to result in any of its representations and warranties set forth in this Agreement being untrue or in any of the conditions to the Merger set forth in Article not being satisfied;

          (vi) merge or consolidate with any other person, or acquire any assets or capital stock of any other person, other than acquisitions of assets in the ordinary course of business, such as for inventory or relating to the ordinary operations of the Company;

          (vii) incur any indebtedness or guarantee any indebtedness of another person or increase the indebtedness outstanding under any current agreement relating to indebtedness, other than trade payables, or as disclosed on
     Section 5.2 of the Company Disclosure Letter, in each case in the ordinary course of business;

          (viii) make or authorize any capital expenditures of the Company and its subsidiaries taken as a whole, other than capital expenditures permitted pursuant to Section 5.2 of Company Disclosure Letter;

          (ix) except as may be required by changes in applicable law or GAAP, change any method, practice or principle of accounting;

          (x) enter into any new employment agreements, or increase the compensation of any employee or officer of the Company or any of its subsidiaries (including entering into any bonus, severance or consulting agreement or other employee benefits arrangement or agreement pursuant to which such person has the right to any form of compensation from the Company or any of its subsidiaries), other than (A) with the prior consent of Parent, which consent will not be unreasonably withheld, or (B) as required by law or by written agreements in effect on the date hereof with such person, or otherwise amend in any material respect any existing agreements with any such person or use its discretion to materially amend any Company Benefit Plan or accelerate the vesting or any payment under any Company Benefit Plan;

          (xi) enter into any transaction with any officer or director of the Company or its subsidiaries, other than as provided for in the terms of any agreement in effect on or prior to the date hereof and described in the Company Disclosure Letter;

          (xii) enter into, amend in any material respect or waive any material rights under or terminate any material agreement to which the Company or any of its subsidiaries is a party, it being agreed that any Ordinary Venue Contract with less than $2,000,000 in financial commitments or guarantees by the Company or its subsidiaries over five years shall not be deemed material with respect to the entering into of a new or amending or extending an existing agreement;

          (xiii) settle or otherwise compromise any material litigation, arbitration or other judicial or administrative dispute or proceeding relating to the Company or any of its subsidiaries; or

          (xiv) authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     With respect to any matter requiring the consent of Parent under this
Section 5.2, the Company shall provide Parent with a summary of the deal terms, and Parent shall have five business days to discuss the matter with representatives of the Company and to indicate whether it consents to such matter. If Parent does not respond by the close of business on the fifth business day after it receives the notice hereunder, then such

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

matter shall be deemed to have been consented to, and the Company may proceed on the basis of the terms described to Parent in the notice. If Parent advises the Company that it does not consent to such matter in such time period, the Company shall not take such action.

     SECTION 5.3. CONDUCT OF BUSINESS OF PARENT. Except as contemplated by this Agreement (including the Parent Disclosure Letter), and the Parent Proxy Statement or the Investment Agreement, as amended and restated as of December 18, 1997, among Parent, Universal Studios, Inc. ("Universal"), Home Shopping Network, Inc., and Liberty Media Corporation ("Liberty") (the "Investment Agreement") and excluding transactions between Parent and its wholly owned subsidiaries or between such subsidiaries, during the period from the date of this Agreement and continuing until the Effective Time or until the termination of this Agreement pursuant to Section 7.1, (a) Parent and its subsidiaries shall conduct their respective businesses in the ordinary and usual course consistent with past practice, and (b) neither Parent nor any of its subsidiaries shall without the prior written consent of the Company:

          (i) declare, set aside or pay any dividends on or make any other distribution in respect of any of its capital stock, except the 2-for-1 stock split declared by Parent on February 20, 1998, or dividends or distributions declared and paid by a subsidiary of Parent only to Parent or another subsidiary of Parent;

          (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for the 2-for-1 stock split declared by Parent on February 20, 1998 or repurchase, redeem or otherwise acquire any shares of its capital stock;

          (iii) except for the 2-for-1 stock split declared by Parent on February 20, 1998, issue, deliver, pledge, encumber or sell, or authorize or propose the issuance, delivery, pledge, encumbrance or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or rights, warrants or options to acquire, any such shares of capital stock or other convertible securities (other than (A) the issuance of such capital stock to Parent or another wholly owned subsidiary of Parent, or upon the exercise or conversion of options or other convertible or exchangeable securities outstanding on the date of this Agreement or which Parent is obligated to issue pursuant to the Investment Agreement and related agreements with Universal and Liberty, or
     (B) the granting of options or stock to employees in the ordinary course of business and the issuance of Parent Common Stock upon exercise thereof) or authorize or propose any change in its equity capitalization;

          (iv) amend its Certificate of Incorporation in any manner or amend its Bylaws in any material respect;

          (v) take any action that would or could reasonably be expected to result in any of its representations and warranties set forth in this Agreement being untrue or in any of the conditions to the Merger set forth in Article 6 not being satisfied; or

          (vi) authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     SECTION 5.4. PREPARATION OF S-4 AND PROXY STATEMENT; OTHER FILINGS. As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file with the SEC a preliminary Proxy Statement in form and substance reasonably satisfactory to each of Parent and the Company and Parent shall prepare and file with the SEC the S-4, in which the Proxy Statement (or portion thereof) will be included as part of a prospectus. Each of Parent and the Company shall use its reasonable best efforts to respond to any comments of the SEC, to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to cause the Proxy Statement approved by the SEC to be mailed to the Company's shareholders at the earliest practicable time. As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal or Blue Sky Laws relating to the Merger and the Transactions, including, without limitation or under state takeover laws (the "Other Filings"). The Company and Parent will notify the other party promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Proxy Statement or any Other Filing or for additional information, and will supply the other with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the S-4, the Proxy Statement, the Merger or any Other Filing. The Proxy Statement, the S-4 and the Other Filings shall comply in all material respects with all applicable requirements of law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the S-4 or any Other Filing, Parent or the Company, as the case may be, shall promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of the Company, such amendment or supplement. The Proxy Statement shall include, subject to applicable fiduciary duties (based on advice of outside counsel to the Special Committee), the recommendations of the Board of Directors of the Company in favor of approval of this Agreement and the Transactions; provided, that the Board of Directors of the Company will not recommend approval of this Agreement and the Transactions without the recommendation of the Special Committee. The Company and Parent each shall promptly provide the other (or its counsel) copies of all filings made by it with any Governmental Entity in connection with this Agreement and the Transactions. Parent shall take all necessary actions to cause the shares of Parent Common Stock issuable in connection with the Stock Plan and the Rosen Option (to the extent not exercised at or prior to the Effective Time) to be registered under the Securities Act. Prior to the Effective Time, the Company shall take appropriate action so that Parent's assumption of the Stock Plan as of the Effective Time shall be effective.

     SECTION 5.5. LETTER OF INDEPENDENT AUDITORS. The Company and Parent shall use all reasonable efforts to cause to be delivered to the other "comfort" letters of Ernst & Young LLP, the Company's independent auditors, and KPMG Peat Marwick LLP, the Company's previous independent auditors, and of Ernst & Young LLP, Parent's independent auditors, in each case dated and delivered the date on which the S-4 shall become effective and as of the Effective Time, and addressed to the Boards of Directors of the Company and Parent, in form and substance reasonably satisfactory to the other and customary in scope and substance for letters delivered by independent auditors in connection with registration statements similar to the S-4.

     SECTION 5.6. SHAREHOLDERS MEETING. The Company shall call its Shareholders Meeting to be held as promptly as practicable for the purpose of voting upon this Agreement. The Company shall use its reasonable best efforts to hold the Shareholders Meeting on the date as soon as practicable after the date on which the S-4 becomes effective. At the Shareholders Meeting, Parent agrees to vote, or cause to be voted, all shares of Company Common Stock beneficially owned by it in favor of the Transactions and approval of this Agreement.

     SECTION 5.7. AGREEMENTS TO TAKE REASONABLE ACTION.

     (a) The parties shall take, and shall cause their respective subsidiaries to take, all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the Merger and shall take all reasonable actions necessary to cooperate promptly with and furnish information to the other parties in connection with any such requirements imposed upon them or any of their subsidiaries in connection with the Merger. Each party shall take, and shall cause its subsidiaries to take, all reasonable actions necessary (i) to obtain (and will take all reasonable actions necessary to promptly cooperate with the other parties in obtaining) any clearance, consent, authorization, order or approval of, or any exemption by, any Governmental Entity, or other third party, required to be obtained or made by it (or by the other parties or any of their respective subsidiaries) in connection with the Transactions or the taking of any action contemplated by this Agreement; (ii) to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting its ability to consummate the Transactions; (iii) to fulfill all conditions applicable to the parties pursuant to this Agreement; and (iv) to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be; provided, however, that with respect to clauses (i) through (iv) above, the parties will take only such curative measures (such as licensing and divestiture) as the parties determine to be reasonable.

     (b) Subject to the terms and conditions of this Agreement, each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the Transactions, subject to the appropriate approval of the shareholders of the Company. Upon the request of Parent, the Company will, and will use its reasonable efforts to cause its officers to, cooperate with a designated search committee of officers and/or directors of Parent appointed by Parent to identify an appropriate successor Chief Executive Officer for the Company in connection with the Merger. In the event that Parent believes that the Company is not in compliance with the foregoing, Parent shall provide written notice to the nonemployee directors of the Company so that the Company may so comply by taking such action as such directors deem appropriate in their good faith judgment.

     SECTION 5.8. CONSENTS. Parent, Sub and the Company shall each use all reasonable efforts to obtain the consent and approval of, or effect the notification of or filing with, each person or authority whose consent or approval is required in order to permit the consummation of the Merger and the Transactions and to enable the Surviving Corporation to conduct and operate the business of the Company and its subsidiaries substantially as presently conducted and as contemplated to be conducted.

     SECTION 5.9. NASDAQ QUOTATION. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock issuable to the shareholders of the Company in the Merger to be eligible for quotation on the NASD National Market (or other national market or exchange on which Parent Common Stock is then traded or quoted) prior to the Effective Time.

     SECTION 5.10. AFFILIATES. At least ten Business Days prior to the date of the Shareholders Meeting, the Company shall deliver to Parent a list of names and addresses of those persons who were, at the record date for the Company Shareholders Meeting, "affiliates" of the Company within the meaning of Rule 145 under the Securities Act. The Company shall use its reasonable efforts to deliver or cause to be delivered to Parent, prior to the Effective Time, from each of the affiliates of the Company identified in the foregoing list, agreements substantially in the form attached to this Agreement as Exhibit A.

     SECTION 5.11. INDEMNIFICATION AND INSURANCE. Parent shall cause the Surviving Corporation to maintain in effect, for a period of six years after the Effective Time, the current provisions regarding indemnification of officers and directors (including with respect to advancement of expenses) contained in the Articles of Incorporation and Bylaws of the Company. Upon the Effective Time, Parent shall assume all of the obligations of the Company under the Company's existing indemnification agreements with each of the existing and former directors and officers of the Company, as such agreements relate to the indemnification of such persons for expenses and liabilities arising from facts or events which occurred on or before the Effective Time or relating to the Merger or Transactions. In addition, Parent agrees to provide to the current directors and officers of the Company the maximum indemnification protection (including with respect to advancement of expenses) permitted under the Illinois Statute. Parent agrees to cause the Company to have in effect, as of the Effective Time and covering the six-year period following the Effective Time, for the benefit of the Company's current and former directors and officers, insurance in the same amount and on substantially the same terms as the Company's current directors' and officers' policies with respect to acts or omissions occurring on or prior to the Effective Time.

     SECTION 5.12. NOTIFICATION OF CERTAIN MATTERS. Each of the Company, Parent and Sub shall give prompt notice to the other such parties of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of the Company, Parent, or Sub as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 5.13. EMPLOYEE AGREEMENTS. From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill all written employment, severance, termination, consulting and retirement agreements, as in effect on the date hereof, to which the Company or any of its subsidiaries is a party, pursuant to the terms thereof and applicable law.

     SECTION 5.14. REORGANIZATION. From and after the date hereof, each of Parent and the Company and their respective subsidiaries shall not, and shall use reasonable efforts to cause their affiliates not to, take any action, or fail to take any action, that would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code or enter into any contract, agreement, commitment or arrangement that would have such effect.

                                   ARTICLE 6

                              CONDITIONS PRECEDENT

     SECTION 6.1. CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger are subject to the satisfaction prior to the Closing Date of the following conditions:

          (a) Shareholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the shareholders of the Company, in accordance with all applicable provisions of the Illinois Statute.

          (b) Effectiveness of the S-4. The S-4 shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding by the SEC seeking a stop order.

          (c) Governmental Entity Approvals. All other material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the Merger and the consummation of the Transactions shall have been filed, expired or been obtained, other than those that, individually or in the aggregate, the failure to be filed, expired or obtained would not, in the reasonable opinion of Parent, have a Material Adverse Effect on the Company or Parent.

          (d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the other Transactions shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending or threatened; and there shall not be any action taken, or any statute, rule, regulation or order (whether temporary, preliminary or permanent) enacted, entered or enforced which makes the consummation of the Merger or the other Transactions illegal or prevents or prohibits the Merger or the other Transactions.

          (e) NASDAQ Quotation. The shares of Parent Common Stock issuable to the holders of the Company Common Stock pursuant to the Merger shall have been authorized for quotation on the NASD National Market (or other national market or exchange on which Parent Common Stock is then traded or quoted), upon official notice of issuance.

     SECTION 6.2. CONDITIONS OF OBLIGATIONS OF PARENT AND SUB. The obligations of Parent and Sub to effect the Merger are subject to the satisfaction of the following additional conditions, unless waived in writing by Parent:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct or, in the case of representations and warranties not containing any materiality qualifier, including, without limitation, "Material Adverse Effect," shall be true and correct in all material respects (i) as of the date hereof and
     (ii) as of the Closing Date, as though made on and as of the Closing Date (provided, that in the cases of clauses (i) and (ii), any such representation and warranty made as of a specific date shall be true and correct as of such specific date), and Parent shall have received certificates to such effect signed by the Chief Executive Officer or the Chief Financial Officer of the Company with respect to Company matters.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all of its respective obligations and covenants, taken as a whole, required to be performed by it under this Agreement prior to or as of the Closing Date, and Parent shall have received a certificate to such effect signed by the Chief Executive Officer or the Chief Financial Officer of the Company.

          (c) Consents. Parent and Sub shall have received duly executed copies of all material third-party consents and approvals contemplated by this Agreement or the Company Disclosure Letter to be obtained by the Company in form and substance reasonably satisfactory to Parent and Sub, except those consents the failure to so receive would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

          (d) Tax Opinion. Parent and Sub shall have received the opinion, dated the Closing Date, of Wachtell, Lipton, Rosen & Katz, special counsel to Parent, based upon customary representations, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of the Company, Sub and Parent will be a party to that reorganization within the meaning of Section 368(b) of the Code, and (ii) no taxable gain or loss will be recognized, for federal income tax purposes, by shareholders of the Company who exchange Company Common Stock for shares of Parent Common Stock pursuant to the Merger (except with respect to cash received in lieu of fractional shares).

     SECTION 6.3. CONDITIONS OF OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions, unless waived in writing by the Company:

          (a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct or, in the case of representations and warranties not containing any materiality qualifier, including, without limitation, "Material Adverse Effect," shall be true and correct in all material respects (i) as of the date hereof and (ii) as of the Closing Date, as though made on and as of the Closing Date (provided, that in the cases of clauses (i) and (ii), any such representation and warranty made as of a specific date shall be true and correct as of such specific date), and the Company shall have received certificates to such effect signed by a senior executive officer of Parent and of Sub to such effect with respect to Parent matters and Sub matters, respectively.

          (b) Performance of Obligations of Parent and Sub. Each of Parent and Sub shall have performed in all material respects all of their respective obligations and covenants, taken as a whole, required to be performed by such party under this Agreement prior to or as of the Closing Date, and the Company shall have received certificates to such effect signed by a senior executive officer of Parent and of Sub with respect to Parent and Sub matters, respectively.

          (c) Consents. The Company shall have received duly executed copies of all material third-party consents and approvals contemplated by this Agreement and the Parent Disclosure Letter to be obtained by Parent in form and substance reasonably satisfactory to the Company, except those consents the failure to so receive, would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

          (d) Tax Opinion. The Company shall have received the opinion, dated the Closing Date, of Shearman & Sterling, special counsel to the Company, based upon customary representations, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of the Company, Sub and Parent will be a party to that reorganization within the meaning of
     Section 368(b) of the Code, and (ii) no taxable gain or loss will be recognized, for federal income tax purposes, by shareholders of the Company who exchange Company Common Stock for shares of Parent Common Stock pursuant to the Merger (except with respect to cash received in lieu of fractional shares).

          (e) Officer of Parent. Mr. Barry Diller shall continue to be the Chief Executive Officer of Parent.

                                   ARTICLE 7

                                  TERMINATION

     SECTION 7.1. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the shareholders of the Company:

          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company based on the recommendation of the Special Committee;

          (b) by either Parent or the Company if the Merger shall not have been consummated by December 31, 1998 (provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

          (c) by either Parent or the Company, if (i) a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable or (ii) a governmental, regulatory or administrative agency or commission shall seek to enjoin the Merger and the terminating party reasonably believes that the time period required to resolve such governmental action and the related uncertainty is reasonably likely to have a Material Adverse Effect on either Parent or the Company;

          (d) by either Parent or the Company, if the required approvals of the shareholders of the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a Shareholders Meeting or at any adjournment thereof (provided, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party where the failure to obtain shareholder approval of such party shall have been caused by the action or failure to act of such party in breach of this Agreement);

          (e) by Parent, if the Board of Directors of the Company acting on the recommendation of the Special Committee shall have withdrawn or modified its recommendation concerning the Merger in accordance with Section 5.4 hereof;

          (f) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its reasonable efforts and for so long as Parent continues to exercise such reasonable efforts, the Company may not terminate this Agreement under this
     Section 7.1(f); or

          (g) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the Company through the exercise of its reasonable efforts and for so long as the Company continues to exercise such reasonable efforts, Parent may not terminate this Agreement under this
     Section 7.1(g).

     SECTION 7.2. EFFECT OF TERMINATION. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (a) as set forth in the last sentence of

Section 5.1, this Section 7.2, Section 7.3, and Article 8, each of which shall survive the termination of this Agreement, and (b) nothing herein shall relieve any party from liability for any breach of this Agreement.

     SECTION 7.3. FEES AND EXPENSES. All fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

                                   ARTICLE 8

                               GENERAL PROVISIONS

     SECTION 8.1. AMENDMENT. This Agreement (including the Exhibits and disclosure letters hereto) may be amended prior to the Effective Time by Parent, Sub and the Company, by action taken by the Board of Directors of Parent and the Board of Directors of the Company (provided, that no amendment shall be approved by the Board of Directors of the Company unless such amendment shall have been recommended by the Special Committee and, if required by law, approved by the disinterested directors of the Company), at any time before or after approval of the Merger by the shareholders of the Company but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     SECTION 8.2. EXTENSION; WAIVER. At any time prior to the Effective Time (whether before or after approval of the shareholders of the Company), Parent and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any extension or waiver on behalf of the Company shall be taken only upon the recommendation of the Special Committee (and, if required by law, by the disinterested directors of the Company). Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

     SECTION 8.3. NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements in this Agreement or in any instrument or certificate delivered pursuant to this Agreement shall be deemed to be conditions to the Merger and shall not survive the Merger, except for the agreements contained in Sections 2.2 (exchange of Certificates), 2.3 (Company Options), 2.4 (further assurances), 5.11 (indemnification), 5.13 (employee agreements) and 5.14 (reorganization), each of which shall survive the Merger.

     SECTION 8.4. ENTIRE AGREEMENT. This Agreement (including the Exhibits and disclosure letters hereto) and the Confidentiality Agreement contain the entire agreement among all of the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, with respect thereto, but shall not supersede any agreements among any group of the parties hereto entered into on or after the date hereof. In this regard, the breach of the Cooperation Agreement in and of itself shall not be deemed to be a breach of this Agreement.

     SECTION 8.5. SEVERABILITY. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

     SECTION 8.6. NOTICES. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a) if to Parent or Sub, to:

           USA Networks, Inc.
           152 West 57th Street
           New York, NY 10019
           Attention: General Counsel
           Telecopier: (212) 582-9291;

          with a copy to:

           Wachtell, Lipton, Rosen & Katz
           51 West 52nd Street
           New York, NY 10019-5150
           Attention: Pamela S. Seymon, Esq.
           Telecopier: (212) 403-2000

          (b) if to the Company, to:

           Ticketmaster Group, Inc.
           8800 Sunset Boulevard
           West Hollywood, CA 90069
           Attention: Ned S. Goldstein, General Counsel
           Telecopier: 310-360-6512;

          with a copy to:

           Shearman & Sterling
           599 Lexington Avenue
           New York, NY 10022
           Attention: Faith Grossnickle, Esq.
           Telecopier: (212) 848-7179;

          and to:

           Neal, Gerber & Eisenberg
           2 North LaSalle Street
           Chicago, IL 60602
           Attention: Charles E. Gerber, Esq.
           Telecopier: (312) 269-1747

All such notices and other communications shall be deemed to have been received
(a) in the case of personal delivery, on the date of such delivery, (b) in the case of a telecopy, when the party receiving such telecopy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally recognized overnight courier, on the Business Day following dispatch and (d) in the case of mailing, on the third Business Day following such mailing.

     SECTION 8.7. HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 8.8. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     SECTION 8.9. BENEFITS; ASSIGNMENT. This Agreement is not intended to confer upon any person other than the parties any rights or remedies hereunder and shall not be assigned by operation of law or otherwise; provided, however, that the officers and directors of the Company are intended beneficiaries of the covenants and agreements contained in Section 5.11, the Company employees having the agreements described in Section 5.13 and the holders of Company Options described in Section 2.3, provided, that such assignment shall not alter the treatment of the Merger under the Code for Company shareholders, and the Company shall execute any amendment to this Agreement necessary to provide the benefits of this Agreement to any such assignee.

     SECTION 8.10. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein, without giving effect to laws that might otherwise govern under applicable principles of conflicts of law, provided that any matter relating to the fiduciary matters affecting the Company and its board of directors or to the mechanics and legal consequences of the Merger shall be governed by Illinois law.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereinto duly authorized, as of the date first written above.

                                            USA NETWORKS, INC.

                                            By:     /s/ THOMAS J. KUHN

                                              ----------------------------------
                                              Name: Thomas J. Kuhn
                                              Title: Senior Vice President and
                                                    General Counsel

                                            BRICK ACQUISITION CORP.

                                            By:     /s/ THOMAS J. KUHN

                                              ----------------------------------
                                              Name: Thomas J. Kuhn
                                              Title: President

                                            TICKETMASTER GROUP, INC.

                                            By:    /s/ FREDRIC D. ROSEN

                                              ----------------------------------
                                              Name: Fredric D. Rosen
                                              Title: Chief Executive Officer

                                                                      APPENDIX B

[SALOMON LOGO]

MARCH 9, 1998

Special Committee of the Board of Directors
Ticketmaster Group, Inc.

Members of the Special Committee of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, no par value ("Company Common Stock"), of Ticketmaster Group, Inc. (the "Company") of the consideration to be received by such holders in connection with the proposed merger (the "Merger") of a wholly owned subsidiary ("Sub") of USA Networks, Inc. ("Parent") with and into the Company, pursuant to an Agreement and Plan of Exchange and Merger (the "Merger Agreement") to be entered into by Parent, Sub and the Company on such terms, among others, as have been approved by the Board of Directors of Parent and the Board of Directors and the Special Committee of the Board of Directors of the Company on or prior to the date hereof. Upon the effectiveness of the Merger, each issued and outstanding share of Company Common Stock will be converted into and represent the right to receive 0.563 of a share of common stock, par value $0.01 per share ("Parent Common Stock"), of Parent (the "Exchange Ratio").

     In connection with rendering our opinion, we have reviewed certain publicly available information concerning Parent and the Company and certain other financial information concerning Parent and the Company that were provided to us by Parent and the Company, respectively. We have discussed the past and current business operations, financial condition and prospects of Parent and the Company with certain officers and employees of Parent and the Company, respectively. Although financial forecasts both with respect to Parent and the Company were not made available to us, Parent and the Company confirmed the reasonableness of the financial forecasts prepared by us in connection with rendering our opinion. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information. We have not made or obtained or assumed any responsibility for making or obtaining any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of Parent or the Company. We were not asked to, and did not, solicit other proposals to acquire the Company.

     We understand that approximately 47.5% of Company Common Stock is owned, directly or indirectly, by Parent.

     Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion as expressed below does not imply any conclusion as to the likely trading range for Parent Common Stock following the consummation of the Merger, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Our opinion does not address the Company's underlying business decision to effect the Merger, and we express no view on the effect on the Company of the Merger and related transactions. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of Company Common Stock (other than Parent or any subsidiary of Parent) and does not constitute a recommendation concerning how such holders of Company Common Stock should vote with respect to the Merger Agreement or the Merger.

     As you are aware, Salomon Brothers Inc doing business as Salomon Smith Barney (collectively with all other entities doing business as Salomon Smith Barney, "Salomon Smith Barney") is acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Merger and will receive a fee for its services. In the ordinary course of business, Salomon Smith Barney may actively trade the securities of Parent and the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Salomon Smith Barney and its affiliates have previously rendered certain investment banking and financial advisory services to the Company for which Salomon Smith Barney has received customary compensation. Salomon Smith Barney and its affiliates (including Travelers Group Inc.) may have other business relationships with Parent, the Company and their affiliates.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Company Common Stock (other than Parent or any subsidiary of Parent) from a financial point of view.

                                            Very truly yours,

                                            SALOMON SMITH BARNEY

                                                                      APPENDIX C

                       ILLINOIS BUSINESS CORPORATION ACT

                   PROVISIONS RELATING TO DISSENTERS' RIGHTS

5/11.65. Right to dissent

     (a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

          (2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

          (3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of such shares;

             (ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

             (iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

          (4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in
     Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

     (b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

     (c) A record owner of shares may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to the corporation the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.

5/11.70. Procedure to dissent

     (a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenters' rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

     (b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenter's rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

     (c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation's statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

     (d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

     (e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation's statement of value, shall notify the corporation in writing of the shareholder's estimated fair value and amount of interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

     (f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

     (g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

     (h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

     (i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection
(c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

          (1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

          (2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

     If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.

     (j) As used in this Section:

          (1) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

          (2) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Restated Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's By-Laws provide that the directors, officers and certain other persons will be indemnified with respect to third-party actions or suits, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant. The Registrant's By-Laws further provide that directors, officers and certain other persons will be indemnified with respect to actions or suits by or in the right of the Registrant, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant; except that no indemnification shall be made in the event that such person shall be adjudged to be liable to the Registrant, unless a court determines that indemnification is fair and reasonable in view of all the circumstances. The Registrant's By-Laws allow the registrant to pay all expenses incurred by a director, officer, employee or agent in defending any proceeding with the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, upon an undertaking by such party to repay such expenses, if it is ultimately determined that such party was not entitled to indemnity by the Registrant. The Registrant believes that these arrangements are necessary to attract and retain qualified persons as directors and officers.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that he was a director, officer or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy or expressed in the Securities Act and is, therefore, unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. See Exhibit Index.

     (b) Financial Statement Schedules. Not Applicable.

     (c) Reports, Opinions or Appraisals. Not Applicable.

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          1. To file during any period in which offers and sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          2. That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          5. That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          6. That every prospectus: (i) that is filed pursuant to paragraph 5 immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          7. To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          8. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 19, 1998.

                                            USA NETWORKS, INC.

                                            By:      /s/ BARRY DILLER
                                              ----------------------------------
                                                         Barry Diller
                                                  Chairman of the Board and
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of USA Networks, Inc., hereby severally and individually constitute and appoint Victor A. Kaufman and Thomas
J. Kuhn, and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this Registration Statement on Form S-4 and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 19, 1998.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

                  /s/ BARRY DILLER                     Chairman of the Board, Chief Executive Officer
-----------------------------------------------------    and Director
                    Barry Diller

                /s/ VICTOR A. KAUFMAN                  Office of the Chairman, Chief Financial
-----------------------------------------------------    Officer and Director (Principal Financial
                  Victor A. Kaufman                      Officer)

                 /s/ MICHAEL DURNEY                    Controller (Chief Accounting Officer)
-----------------------------------------------------
                   Michael Durney

                                                       Director
-----------------------------------------------------
                    Paul G. Allen

              /s/ FRANK J. BIONDI, JR.                 Director
-----------------------------------------------------
                Frank J. Biondi, Jr.

               /s/ EDGAR BRONFMAN, JR.                 Director
-----------------------------------------------------
                 Edgar Bronfman, Jr.

                      SIGNATURE                                            TITLE
                      ---------                                            -----

                  /s/ JAMES G. HELD                    Director
-----------------------------------------------------
                    James G. Held

              /s/ ROBERT W. MATSCHULLAT                Director
-----------------------------------------------------
                Robert W. Matschullat

                 /s/ SAMUEL MINZBERG                   Director
-----------------------------------------------------
                   Samuel Minzberg

                /s/ WILLIAM D. SAVOY                   Director
-----------------------------------------------------
                  William D. Savoy

              /s/ H. NORMAN SCHWARZKOPF                Director
-----------------------------------------------------
                H. Norman Schwarzkopf

                /s/ RICHARD E. SNYDER                  Director
-----------------------------------------------------
                  Richard E. Snyder

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION                           PAGE
        -------                                  -----------                           ----
           2.1           Agreement and Plan of Merger by and among the Registrant,
                            Brick Acquisition Corp. and Ticketmaster Group, Inc.,
                            dated as of March 20, 1998 (attached as Appendix A to the
                            Proxy Statement/Prospectus contained in the Registration
                            Statement). .............................................
           2.2           Investment Agreement among Universal Studios, Inc., the
                            Registrant, Home Shopping Network, Inc. and Liberty Media
                            Corporation, dated as of October 19, 1997, as amended and
                            restated as of December 18, 1997, filed as Appendix A to
                            the Registrant's Definitive Proxy Statement, January 12,
                            1998, is incorporated herein by reference................
           3.1           Restated Certificate of Incorporation of the Registrant,
                            filed as Exhibit 3.1 to the Registrant's Form 8-K,
                            February 23, 1998, is incorporated herein by reference...
           3.2           Amended and Restated By-Laws of the Registrant, filed as
                            Exhibit 3.1 to the Registrant's Form 8-K, January 9,
                            1998, is incorporated herein by reference................
           4.1           Form of Specimen Certificate for the Registrant's Common
                            Stock, filed as Exhibit 4.6 to the Registrant's Form
                            10-K, December 31, 1997, is incorporated herein by
                            reference................................................
           5.1           Opinion of Wachtell, Lipton, Rosen & Katz, regarding the
                            legality of the securities being issued..................
           8.1           Opinion of Wachtell, Lipton, Rosen & Katz, regarding certain tax matters..............................................
           8.2           Opinion of Shearman & Sterling, regarding certain tax
                            matters. ................................................
          10.1           Form of Governance Agreement among the Registrant, Universal
                            Studios, Inc., Liberty Media Corporation and Barry
                            Diller, dated as of October 19, 1997, filed as Appendix B
                            to the Registrant's Definitive Proxy Statement, January
                            12, 1998, is incorporated herein by reference............
          10.2           Form of Stockholders Agreement among Universal Studios,
                            Inc., Liberty Media Corporation, Barry Diller, the
                            Registrant and The Seagram Company Ltd., dated as of
                            October 19, 1997, filed as Appendix C to the Registrant's
                            Definitive Proxy Statement, January 12, 1998, is
                            incorporated herein by reference. .......................
          10.3           Amended and Restated Limited Liability Company Agreement of
                            USANi LLC, dated as of February 12, 1998, filed as
                            Exhibit 10.59 to the Registrant's Form 10-K, December 31,
                            1997, is incorporated herein by reference................
          10.4           Exchange Agreement dated as of October 19, 1997 by and among the Registrant, Universal Studios, Inc. (and certain of
                            its subsidiaries) and Liberty Media Corporation (and
                            certain of its subsidiaries), filed as Exhibit 10.60 to
                            the Registrant's Form 10-K, December 31, 1997, is
                            incorporated herein by reference. .......................
          10.5           Cooperation, Non-Competition and Confidentiality Agreement
                            by and between the Registrant and Fredric D. Rosen, dated
                            March 9, 1998, filed as Exhibit 6 to Amendment No. 4 to
                            the Registrant's report on Schedule 13D for Ticketmaster
                            Group, Inc., March 23, 1998, is incorporated herein by
                            reference................................................

        EXHIBIT
         NUMBER                                  DESCRIPTION                           PAGE
        -------                                  -----------                           ----
          23.1           Consent of Wachtell, Lipton, Rosen & Katz (included in
                            Exhibit 5.1 and Exhibit 8.1).............................
          23.2           Consent of Shearman & Sterling (included in Exhibit 8.2)....
          23.3           Consent of Deloitte & Touche LLP............................
          23.4           Consent of Ernst & Young LLP................................
          23.5           Consent of Ernst & Young LLP................................
          23.6           Consent of KPMG Peat Marwick LLP............................
          23.7           Consent of KPMG Peat Marwick LLP............................
          23.8           Consent of Price Waterhouse LLP.............................
          23.9           Consent of Price Waterhouse LLP.............................
          23.10          Consent of Salomon Smith Barney.............................
          24.1           Power of Attorney (see page II-3)...........................